

Tomorrow starts today

Enerflex

2024 | Annual Report

The Builders of a Better Energy Future

Tomorrow Starts Today

We are Enerflex.

We have the skill and expertise. We have the experience and equipment. We have over 4,600 employees around the globe, innovating every day whether in the office, in the field, or in the shop. But most of all, we have a vision that unites and guides us: ***Transforming Energy for a Sustainable Future.***

This vision is supported by a long-term strategy that is founded upon four key pillars:

- Technical excellence in modularized energy solutions
- Profitable growth achieved through a leading position in core markets and a stable infrastructure platform
- Financial strength and discipline
- Sustainable returns to shareholders

Through consistent execution of this strategy, regular evaluation of our capital allocation priorities, and an underlying grit and determination, we have created a resilient business to create shareholder value.

We are looking ahead knowing that growing energy needs worldwide will demand better equipment, services, and solutions. And we aim to be the company who provides them. Through innovation and collaboration, we will make energy infrastructure more reliable, more connected, and more efficient in 2025 and beyond.

The journey towards that future starts today. And it starts with us. **We are Enerflex – the builders of a better energy future**.

Contents

Letter to Shareholders



Marc Rossiter

President, Chief Executive Officer, and Director

Dear Fellow Enerflex Shareholders,

On behalf of the Executive Management Team, Board of Directors, and my 4,600 Enerflex teammates worldwide, I thank you for your continued support of Enerflex.

Enerflex begins 2025 in a position of strength – a testament to the dedication, resilience, and hard work of our incredible team. Over the course of 2024, we made substantial progress advancing our business and taking meaningful steps toward achieving our long-term objectives.

While there remains considerable work ahead to fully realize our ambitions, the milestones we reached last year provide a solid foundation for continued growth and success in 2025. I am confident that the momentum we have built will carry us forward as we navigate the challenges and opportunities that lie ahead.

Executing On Our Goals

The underlying macroeconomic drivers for our business are strong, and with the ongoing focus on global energy security and the growing need for low emission natural gas, our business lines continue to deliver solid performance. Enerflex will continue to capitalize on the growing demand for sustainable energy infrastructure through our vertically integrated natural gas, treated water, and energy transition offerings. Our Company has established itself as a prominent and trusted partner to its global clients, and we expect demand for the services we offer to further increase in the coming years.

Enerflex remains committed to maximizing its operational efficiency by optimizing its geographic footprint to enhance the profitability of its core operations. Throughout this process, maintaining a strong focus on safety remains a top priority. In 2024, the Company achieved a total recordable incident rate (TRIR) of 0.40, significantly outperforming the North American peer average of 1.00 and improving upon our own five-year average of 0.51. This achievement reflects our commitment to the well-being of our people while delivering operational excellence.





2025 Priorities

During 2025, Enerflex's priorities include:

1. Enhancing the profitability of core operations;
2. Leveraging the Company's leading position in core operating countries to capitalize on expected increases in natural gas and produced water volumes; and
3. Maximizing free cash flow to strengthen Enerflex's financial position, provide direct shareholder returns, and invest in select customer-supported growth opportunities.

Enerflex is well-positioned to deliver strong operational and financial results in 2025, driven by the highly contracted Energy Infrastructure product line and the recurring nature of After-Market Services. Together, these two product lines are expected to account for approximately 65% of the Company's gross margin before depreciation and amortization.

Complementing Enerflex's recurring revenue businesses is the Engineered Systems product line, supported by a robust backlog of approximately USD $1.3 billion in projects as of December 31, 2024, the majority of which is expected to convert into revenue over the next 12 months.

Closing Remarks

Our outstanding team demonstrated remarkable dedication during 2024, safely delivering exceptional results for our global clients. Their efforts in driving operational excellence and executing on strategic initiatives translated into significant shareholder value creation and solidified our position as a leading provider of Energy Infrastructure.

With a clear plan for future growth that leverages our longstanding reputation for technical expertise, we believe Enerflex is positioned to create value for all our stakeholders over the long-term.

Marc Rossiter
President, Chief Executive Officer, and Director

February 26, 2025

Management's Discussion and Analysis



February 26, 2025

Management's Discussion and Analysis

Management's Discussion and Analysis ("MD&A") for Enerflex Ltd. ("Enerflex" or the "Company") should be read in conjunction with the audited consolidated financial statements (the "Financial Statements") for the years ended December 31, 2024 and 2023, and the cautionary statements regarding forward-looking information in the *"Forward-Looking Statements"* section of this MD&A.

The MD&A focuses on information and material results from the Financial Statements and considers known risks and uncertainties relating to the energy sector. This discussion should not be considered exhaustive, as it excludes possible future changes that may occur in general economic, political, and environmental conditions. Additionally, other factors may or may not occur, which could affect industry conditions and/or Enerflex in the future. Additional information relating to the Company can be found in the Company's Annual Information Form ("AIF"), Management Information Circular and Form 40-F, which are available on the Company's website at www.enerflex.com and under the Company's SEDAR+ and EDGAR profiles at www.sedarplus.ca and www.sec.gov/edgar, respectively.

The financial information reported herein has been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and is presented in US dollars unless otherwise stated.

The Company

Enerflex deploys and services high-quality sustainable energy infrastructure. The Company's comprehensive portfolio includes compression, processing, cryogenic, and treated water solutions, spanning all phases of a project's lifecycle, from front-end engineering and design to after-market services. Enerflex is optimally positioned to serve its client partners in core markets, enhancing long-term shareholder value through sustainable improvements in efficiency, profitability, and cash flow generation.

Headquartered in Calgary, Alberta, Canada, the Company has operations in 17 countries across North America, Latin America, and the Eastern Hemisphere. With over 700,000 sq. ft. of manufacturing capability in three fabrication facilities across North America, Enerflex delivers high-quality, long-life solutions globally.

Enerflex's stable Energy Infrastructure ("EI") business generates steady, recurring revenue. It is through this offering Enerflex owns, operates, and manages critical infrastructure under contract for its client partners' operations. The Engineered Systems ("ES") product line is the sale of customized modular natural gas-handling and produced water solutions, enabling removal of natural gas liquids (NGLs), oil processing technology, and treated water applications. After-market Service ("AMS") includes installation, commissioning, operations and maintenance, and parts sales, along with global support for all product lines. Through its EI and AMS product lines, Enerflex continues to build an increasingly resilient and sustainable business, stabilizing cash flows over the long term and reducing cyclicality in the business.

Enerflex's expert teams of professionals, industry-certified mechanics and technicians, and tradespeople cover the key disciplines of engineering, design, manufacturing, construction, commissioning, asset maintenance, and service, and are strategically situated across a network of locations globally.

Change in Presentation Currency

Effective January 1, 2024, the Company changed its presentation currency from Canadian dollars ("CAD") to United States dollars ("USD"). The change provides more relevant reporting of the Company's financial position, given that a significant portion of the Company's legal entities applied USD as its functional currency and a significant portion of the Company's expenses, cash flows, assets, and revenue are denominated in USD. The change in presentation currency represents a voluntary change in accounting policy. The Company has applied the presentation currency change retrospectively. All periods presented in this MD&A have been translated into the new presentation currency, in accordance with the guidance in IAS 21 "The Effects of Changes in Foreign Exchange Rates". Further details are provided in Note 4 of the Notes to the Financial Statements and *"Changes in Accounting Policies"* section of this MD&A.

Enerflex Strategy

Enerflex's 45-year success is built upon our shared Vision of: T***ransforming Energy for a Sustainable Future***, propelled by a long-term strategy centered on four foundational pillars:

- **Leading Position in Growing Markets:** Using the Company's strong market position in core countries to benefit from expected growth in natural gas and produced water volumes.
- **Stable EI Platform:** Building upon an EI platform that generates steady, recurring revenue.
- **ES, a Strategic Differentiator:** Our ES modularized energy solutions distinguish Enerflex through our commitment to technical excellence and provides unique advantages to Enerflex's EI and AMS business lines.
- **Financial Strength and Discipline:** Maintaining balance sheet strength and paying a sustainable dividend.

The underlying macroeconomic drivers for our business remains strong, and with a global focus on energy security and rise in demand for low-emission natural gas, our business lines will continue to deliver solid performance.

Through disciplined execution, technical expertise, and a strong brand reputation, we are well-positioned to meet the increasing demand for sustainable energy infrastructure via our integrated natural gas, treated water, and energy transition solutions – and continue generating lasting value for all stakeholders.

Enerflex has also developed targeted regional strategies to optimize local opportunities:

North America ("NAM")

In NAM, Enerflex provides natural gas solutions to support upstream and midstream activities required to meet local demand. The Company benefits from increasing domestic demand and a growing liquefied natural gas ("LNG") export industry in North America.

- **EI**: In the USA, Enerflex operates a contract compression rental fleet of approximately 428,000 HP, with the largest portion operating in the Permian Basin. Enerflex has responded to customer demand for lower carbon solutions, with electric drive representing approximately 20 percent of the Company's fleet. The Company benefits from vertical integration with its ES business, providing cost and timing efficiencies compared to its peers.
- **AMS**: Enerflex provides mechanical services and parts to a large installed base of critical natural gas equipment across key resource plays in the USA and Canada. The Company looks to secure service contracts with client partners as a means of enabling recurring business.
- **ES**: Enerflex holds a market leading position for the engineering and manufacturing of modularized solutions for natural gas processing and compression. With three state-of-the-art manufacturing facilities, Enerflex maintains high standards, ensuring our client partners receive unparalleled service and product excellence. Our solutions are delivered both domestically and internationally, highlighting our direct sales approach to the Eastern Hemisphere and Latin America.

Latin America ("LATAM")

In LATAM, Enerflex focuses primarily on long-term opportunities through EI ownership and AMS support. The Company also serves the LATAM region through its ES manufacturing facility located in Houston.

- **EI**: Enerflex targets long-term contract compression solutions and modularized energy infrastructure to support increasing natural gas production across the region, with a focus on Argentina, Brazil and Mexico.
- **AMS**: Leveraging its EI footprint, Enerflex focuses on after-market services, parts, operations, maintenance, and overhaul services. LATAM has eight fully equipped workshops providing coverage across the region to best serve client partners.

Eastern Hemisphere ("EH")

Across the EH region, Enerflex focuses primarily on long-term opportunities through EI ownership and AMS support. Enerflex's core operating countries in this region include Oman and Bahrain.

- **EI**: Enerflex invests in long-term infrastructure assets to support the Company's ongoing strategy to grow the recurring nature of its business. Projects cover compression, processing, and treated water solutions.
- **AMS**: Leveraging its EI footprint in the region, Enerflex continues to grow its AMS capabilities. The team delivers comprehensive mechanical services, including parts distribution, operations and maintenance, and equipment optimization.

Outlook

During 2025, Enerflex's priorities include: (1) enhancing the profitability of core operations; (2) leveraging the Company's leading position in core operating countries to capitalize on expected increases in natural gas and produced water volumes; and (3) maximizing free cash flow to further strengthen Enerflex's financial position, provide direct shareholder returns, and invest in selective customer supported growth opportunities.

Industry Update

Enerflex's preliminary outlook for 2025 reflects steady demand across its business lines and geographic regions. Operating results will be underpinned by the highly contracted EI product line and the recurring nature of AMS, which together are expected to account for approximately 65 percent of our gross margin before depreciation and amortization. Enerflex's EI product line is supported by customer contracts, which are expected to generate approximately $1.5 billion of revenue during their current terms.

Complementing Enerflex's recurring revenue businesses is the ES product line, which carried a backlog of approximately $1.3 billion at December 31, 2024, the majority of which is expected to convert into revenue over the next 12 months. During 2025, ES gross margin before depreciation and amortization is expected to be more consistent with the historical long-term average for this business line, reflective of the weakness in domestic natural gas prices during much of 2024 and a shift of project mix in Enerflex's ES backlog. Notwithstanding, near-term revenue for this business line is expected to remain steady. Enerflex is encouraged by initial customer response to improved domestic natural gas prices, and the medium-term outlook for ES products and services continues to be attractive, driven by expected increases in natural gas and produced water volumes across Enerflex's global footprint.

The Company continues to closely monitor geopolitical tensions across North America, including the potential application of tariffs. Based on currently available information, the direct impact of tariffs on Enerflex's business is expected to be mitigated by the Company's diversified operations and proactive risk management. Enerflex's operations in the USA, Canada, and Mexico are largely distinct in the customers and projects they serve, and the Company has been working to mitigate the impact of potential tariffs. The USA is Enerflex's

largest operating region, generating 45 percent of consolidated revenue in 2024 by destination of sale, and we believe the Company is well positioned to benefit from growth in domestic energy production. Enerflex's operations in Canada and Mexico generated 10 percent and 3 percent of consolidated revenue in 2024, respectively.

Capital Spending

Enerflex is targeting a disciplined capital program in 2025, with total capital expenditures of $110 million to $130 million. This includes a total of approximately $70 million for maintenance and property, plant and equipment ("PP&E") capital expenditures. Similar to 2024, disciplined capital spending will focus on customer supported opportunities in the USA and the Middle East. Notably, the fundamentals for contract compression in the USA remain strong, led by expected increases in natural gas production in the Permian basin and capital spending discipline from market participants. Enerflex will continue to make selective customer supported growth investments in this business.

Capital Allocation

Providing meaningful direct shareholder returns is a priority for Enerflex. With the Company operating within its target leverage range of bank-adjusted net debt-to-EBITDA ratio of 1.5x to 2.0x, Enerflex is positioned to increase direct shareholder returns. This is reflected through the previously announced 50 percent increase of the Company's quarterly dividend.

Going forward, capital allocation decisions will be based on delivering value to Enerflex shareholders and measured against Enerflex's ability to maintain balance sheet strength. In addition to increases to the Company's dividend, share repurchases, and disciplined growth capital spending, Enerflex will also consider reducing leverage below its target range to further improve balance sheet strength and lower net finance costs. Unlocking greater financial flexibility positions the Company to capitalize on opportunities to optimize our debt stack and respond to evolving market conditions.

EH Cryo Project Update

During the second quarter of 2024, Enerflex suspended site activity on the EH Cryo project, demobilized its personnel and provided its customer with notice of Force Majeure following a fatal drone attack at an adjacent facility. Due to the continuing Force Majeure and circumstances that made it impossible for Enerflex to fulfill its obligations under the EH Cryo project contract, Enerflex terminated the contract during the fourth quarter of 2024.

The future revenue associated with the cancelled performance obligations of $75 million has been removed from the Company's ES backlog. There was no gross margin on the future revenue associated with the cancelled performance obligation for the EH Cryo project.

On termination of the contract, the Company reassessed the value of the unbilled revenue associated with the EH Cryo project. The previously recognized unbilled revenue of $178 million associated with the EH Cryo project was reduced by $17 million to reflect the revised estimated transaction price. The decrease in the unbilled revenue was accounted for as a reduction to revenue during the fourth quarter of 2024. Management has made estimates and assumptions surrounding the expected proceeds and profitability of the EH Cryo project contract, the estimated degree of completion based on cost progression and other factors that impact the amount of revenue recognized for the project. Although these factors are reviewed as part of the project management process, changes in these estimates or assumptions could lead to changes in the revenue recognized.

The Company previously recognized a provision for unrecoverable costs of its obligation to complete the project ("onerous loss provision"). On termination of the contract during the fourth quarter of 2024, the outstanding provision of $17 million was derecognized as the Company no longer had an obligation to incur

additional costs to complete the project after termination. The derecognition of the onerous loss provision was accounted for as a reduction to cost of goods sold ("COGS") during the fourth quarter of 2024.

The combined effect of the reduction in unbilled revenue and the derecognition of the onerous loss provision did not impact the Company's gross margin.

Management does not expect settlement of the outstanding amounts from the customer within the next twelve months. As a result, the revised unbilled revenue of $161 million was reclassified to other long-term assets. Enerflex is seeking to recover all amounts owing, including the unbilled revenue, through arbitration proceedings.

Since inception of the project, Enerflex has maintained a $31 million Letter of Credit in support of its obligation under the EH Cryo project contract. Enerflex would view any drawing of the financial security in the prevailing circumstances as improper and would be considered as an additional receivable owed by the customer. See the *"Legal Proceedings"* section of this MD&A.

Summary Results

($ millions, except percentages and ratios)	Three months ended December 31, 2024	2023	Twelve months ended December 31, 2024	2023
Revenue	**$ 561**	$ 574	**$ 2,414**	$ 2,343
Gross margin	**140**	119	**504**	457
Gross margin as a percentage of revenue	**25.0%**	20.7%	**20.9%**	19.5%
Selling, general and administrative expenses ("SG&A")	**92**	74	**327**	293
Foreign exchange (gain) loss	**(2)**	16	**4**	43
Operating income	**50**	29	**173**	121
EBITDA[1]	**92**	-	**364**	240
EBIT[1]	**47**	(51)	**179**	42
EBT[1]	**21**	(76)	**81**	(52)
Net earnings (loss)	**15**	(95)	**32**	(83)
Cash provided by operating activities	**113**	158	**324**	206
Key Financial Performance Indicators ("KPIs")[2]				
ES bookings[3]	**$ 301**	$ 265	**$ 1,401**	$ 1,306
ES backlog[3]	**1,280**	1,134	**1,280**	1,134
EI contract backlog[4]	**1,545**	1,700	**1,545**	1,700
Gross margin before depreciation and amortization ("Gross margin before D&A")[5]	**174**	158	**642**	609
Gross margin before D&A as a percentage of revenue[5]	**31.0%**	27.5%	**26.6%**	26.0%
Adjusted EBITDA[6]	**121**	91	**432**	378
Free cash flow[7]	**76**	139	**222**	95
Net debt	**616**	824	**616**	824
Bank-adjusted net debt to EBITDA ratio	**1.5x**	2.3x	**1.5x**	2.3x
Return on capital employed ("ROCE")[8]	**10.3%**	2.1%	**10.3%**	2.1%

[1]EBITDA is defined as earnings before finance costs, income taxes, depreciation and amortization. EBIT is defined as earnings before finance costs and income taxes. EBT is defined as earnings before taxes.

[2]These KPIs are non-IFRS measures. Further detail is provided in the "Non-IFRS Measures" section of this MD&A.

[3]Refer to the "ES Bookings and Backlog" section of this MD&A for further details.

[4]Refer to the "EI Contract Backlog" section of this MD&A for further details.

[5]Refer to the "Gross Margin by Product line" section of this MD&A for further details.

[6]Refer to the "Adjusted EBITDA" section of this MD&A for further details.

[7]The Company amended its definition of free cash flow. Refer to the "Free Cash Flow" section of this MD&A for further details.

[8]Determined by using the trailing 12-month period.

Results Overview

- Enerflex generated revenue of $561 million during the three months ended December 31, 2024, compared to revenue of $574 million generated during the same period in 2023. The revenue decrease is primarily due to lower ES revenue partially offset by higher AMS revenue from increased utilization and service activity. During the twelve months ended December 31, 2024, Enerflex recorded revenue of $2,414 million compared to $2,343 million in the same period of 2023, primarily from continued strong performance from the Company's recurring revenue product lines as a result of steady utilization and price increases on existing EI contracts, and steady ES revenue from project volumes in NAM.

- During the three months ended December 31, 2024, the Company recorded gross margin of $140 million and 25.0 percent, increasing from $119 million and 20.7 percent during the three months ended December 31, 2023. The increased gross margin is attributable to higher margin projects executed in ES and increased contributions from EI in LATAM. Gross margin for the twelve months ended December 31, 2024, was $504 million and 20.9 percent, increasing from $457 million and 19.5 percent during the twelve months ended December 31, 2023.

- Cash provided by operating activities was $113 million during the three months ended December 31, 2024, which is a decrease of $45 million from the same period in 2023, primarily due to lower recovery of working capital related to the timing and execution of ES projects. Free cash flow was $76 million during the three months ended December 31, 2024, compared to $139 million during the same period last year. The decrease in free cash flow is also attributable to lower recovery of working capital in addition to higher capital expenditures during the fourth quarter of 2024. Cash provided by operating activities was $324 million during the twelve months ended December 31, 2024, which is an increase of $118 million from the twelve months ended December 31, 2023. The current year includes working capital recovery of $106 million, primarily related to strong working capital management in the ES business. Free cash flow was a source of cash of $222 million during the twelve months ended December 31, 2024, compared to $95 million during the same period last year attributable to higher recovery of working capital and lower capital expenditures in 2024.

- The Company recorded SG&A of $92 million and $327 million during the three and twelve months ended December 31, 2024, compared to $74 million and $293 million during the same periods of 2023. The variance is primarily due to higher share price in 2024 resulting in increased mark-to-market expense on share-based compensation and a bad debt recovery of $9 million in the comparative 2023 period.

- Enerflex reported operating income of $50 million and $173 million during the three and twelve months ended December 31, 2024, compared to operating income of $29 million and $121 million during the three and twelve months ended December 31, 2023. The increase in operating income was also influenced by lower foreign exchange losses in 2024.

- As previously announced, Enerflex completed the partial redemption of $62 million (or 10 percent of the aggregate principal amount originally issued) of its senior secured notes (“Notes”). The redemption was completed on October 11, 2024 (the “Redemption Date”) at a redemption price of 103 percent of the principal amount of the Notes being redeemed, plus accrued and unpaid interest up to, but excluding, the Redemption Date. During the twelve months ended December 31, 2024, the Company repaid $233 million of long-term debt, which included the $62 million partial redemption of its Notes, and further reduced its bank-adjusted net debt to EBITDA ratio to 1.5x through strong cash flow generation and continued execution of its large ES backlog. At December 31, 2024, the Company was in compliance with its covenants.

- The Company invested $32 million in capital expenditures during the fourth quarter of 2024, which comprised of $21 million related to maintenance expenditures across the Company's global EI assets and PP&E and $11 million for growth initiatives in NAM. The Company also invested $15 million to expand an EI project in EH that will be accounted for as a finance lease when completed.

- Enerflex recorded ES bookings of $301 million during the three months ended December 31, 2024, compared to $265 million during the three months ended December 31, 2023, representing a $36 million increase. During the twelve months ended December 31, 2024, Enerflex secured $1,401 million of ES bookings, representing an increase of $95 million over the same period last year. The changes in ES bookings are attributed to higher overall compression bookings, partially offset by the reversal of the remaining $75 million of backlog related to the EH Cryo project which had no gross margin on future revenue to be recognized. Refer to the *"EH Cryo Project Update"* section of this MD&A for further details. The Company continues to have a healthy backlog of $1.3 billion at December 31, 2024, compared to $1.1 billion at December 31, 2023.

- Enerflex introduced EI contract backlog by reporting segment as a key performance indicator of future revenue generation for the EI product line. The Company's EI contract backlog of $1.5 billion at December 31, 2024, decreased when compared to backlog of $1.7 billion at December 31, 2023, primarily due to revenue recognition from existing EI contracts.

- The Company continues to closely monitor geopolitical tensions across North America, including the potential application of tariffs as announced by the USA and Canada Governments subsequent to December 31, 2024. Enerflex's operations in the USA, Canada and Mexico are largely distinct in the customers and projects they serve, and given our diversified operations and proactive risk management, the Company has been working to mitigate the impact of potential tariffs. The timing and impact of the tariffs on the Company's financial results cannot currently be quantified.

- Subsequent to December 31, 2024, Enerflex declared a quarterly dividend of CAD $0.0375 per share, payable on March 24, 2025, to shareholders of record on March 10, 2025. The Board will continue to evaluate dividend payments on an ongoing basis, based on availability of cash flow, anticipated market conditions, and general needs of the business.

Adjusted EBITDA

Enerflex's financial results include items that are unique, and items that Management and users of the Financial Statements adjust for when evaluating results. The Company removes the impact of these items when calculating Adjusted EBITDA. The presentation of Adjusted EBITDA should not be considered in isolation from EBIT or EBITDA or as a replacement for measures prepared as determined under IFRS. Adjusted EBITDA may not be comparable to similar non-IFRS measures disclosed by other issuers.

Enerflex believes the adjustment of items that are unique or not in the normal course of continuing operations increases the comparability across items within the Financial Statements or between periods of the Financial Statements. An example of items that are considered unique are restructuring, transaction and integration costs, while an example of an item that increases comparability includes share-based compensation, which fluctuates based on share price that can be influenced by external factors that are not directly relevant to the Company's current operations. Items the Company has adjusted for in the past include, but are not limited to, restructuring, transaction, and integration costs; share-based compensation; impact of finance leases to account for the lease principal payments received over the term of the related lease and removing the non-cash upfront selling profit; gain or loss on redemption option associated with the Company's Notes; government grants; impairments or gains on idle facilities; and impairment of goodwill. These items are considered either unique, non-recurring, or non-cash transactions, and not indicative of the ongoing normal operations of the Company.

	Three months ended December 31, 2024			
($ millions)	**NAM**	**LATAM**	**EH**	**Total**
Net earnings[1]				**$ 15**
Income taxes[1]				**6**
Net finance costs[1,2]				**26**
EBIT[3]	**$ 34**	**$ 11**	**$ 4**	**$ 47**
Depreciation and Amortization	**19**	**12**	**14**	**45**
EBITDA	**$ 53**	**$ 23**	**$ 18**	**$ 92**
Restructuring, transaction and integration costs	**1**	**-**	**-**	**1**
Share-based compensation	**11**	**2**	**3**	**16**
Impact of finance leases				
Principal payments received	**-**	**-**	**10**	**10**
Loss on redemption options[3]				**2**
Adjusted EBITDA	**$ 65**	**$ 25**	**$ 31**	**$ 121**

[1]The Company included net earnings, income taxes, and net finance costs on a consolidated basis to reconcile to EBIT.
[2]Net finance costs are considered corporate expenditures and therefore have not been allocated to reporting segments.
[3]EBIT includes $2 million loss on redemption options associated with the Notes. Debt is managed within Corporate and is not allocated to reporting segments.

	Three months ended December 31, 2023			
($ millions)	NAM	LATAM	EH	Total
Net loss[1]				$ (95)
Income taxes[1]				19
Net finance costs[1,2]				25
EBIT	$ 47	$ (84)	$ (14)	$ (51)
Depreciation and amortization	18	14	19	51
EBITDA	$ 65	$ (70)	$ 5	$ -
Restructuring, transaction and integration costs	3	2	13	18
Share-based compensation	(1)	-	-	(1)
Impact of finance leases				
Principal payments received	-	-	9	9
Goodwill impairment	-	65	-	65
Adjusted EBITDA	$ 67	$ (3)	$ 27	$ 91

[1]The Company included net earnings, income taxes, and net finance costs on a consolidated basis to reconcile to EBIT.
[2]Net finance costs are considered corporate expenditures and therefore have not been allocated to reporting segments.

($ millions)		NAM		LATAM		EH		Total
					Twelve months ended December 31, 2024			
Net earnings[1]							$	32
Income taxes[1]								49
Net finance costs[1,2]								98
EBIT[3]	$	166	$	29	$	(33)	$	179
Depreciation and amortization		74		53		58		185
EBITDA	$	240	$	82	$	25	$	364
Restructuring, transaction and integration costs		7		4		3		14
Share-based compensation		19		5		5		29
Impact of finance leases								
Upfront gain		-		-		(3)		(3)
Principal payments received		-		1		44		45
Gain on redemption options[3]								(17)
Adjusted EBITDA	$	266	$	92	$	74	$	432

[1]*The Company included net earnings, income taxes, and net finance costs on a consolidated basis to reconcile to EBIT.*
[2]*Net finance costs are considered corporate expenditures and therefore have not been allocated to reporting segments.*
[3]*EBIT includes $17 million gain on redemption options associated with the Notes. Debt is managed within Corporate and is not allocated to reporting segments.*

($ millions)		NAM		LATAM		EH		Total
					Twelve months ended December 31, 2023			
Net loss[1]							$	(83)
Income taxes[1]								31
Net finance costs[1,2]								94
EBIT	$	127	$	(90)	$	5	$	42
Depreciation and amortization		69		48		81		198
EBITDA	$	196	$	(42)	$	86	$	240
Restructuring, transaction and integration costs		11		10		23		44
Share-based compensation		4		1		1		6
Impact of finance leases								
Upfront gain		-		-		(13)		(13)
Principal payments received		-		1		35		36
Goodwill impairment		-		65		-		65
Adjusted EBITDA	$	211	$	35	$	132	$	378

[1]*The Company included net earnings, income taxes, and net finance costs on a consolidated basis to reconcile to EBIT.*
[2]*Net finance costs are considered corporate expenditures and therefore have not been allocated to reporting segments.*

Refer to the section *"Segmented Results"* of this MD&A for additional information about results by geographic location.

ES Bookings and Backlog

Enerflex monitors its ES bookings and backlog as indicators of future revenue generation and business activity levels for the ES product line. ES bookings are recorded in the period when a firm commitment or order is received from clients. Bookings increase backlog in the period they are received, while revenue recognized on ES products decrease backlog in the period the revenue is recognized. Accordingly, ES backlog is an indication of revenue to be recognized in future periods. Revenue from contracts that have been classified as finance leases for newly built equipment is recorded as ES bookings. The full amount of revenue is removed from backlog at commencement of the lease.

Enerflex recorded bookings of $301 million for the three months ended December 31, 2024, which was higher than the $265 million bookings during the same period in 2023, and attributable to increased bookings for compression contracts in NAM.

Enerflex recorded bookings of $1.4 billion during the twelve months ended December 31, 2024, increasing from the $1.3 billion recorded during the twelve months ended December 31, 2023.

ES backlog of $1.3 billion at December 31, 2024, increased from a backlog of $1.1 billion at December 31, 2023, attributable to steady client activities in the ES business. Processing orders represent approximately 45 percent of Enerflex's backlog at December 31, 2024.

Enerflex's backlog of $1.3 billion as at December 31, 2024, provides strong visibility for the ES business and the Company expects near-term revenue for the ES business to remain steady. Enerflex is encouraged by initial customer response to improved natural gas prices in NAM and the medium-term outlook for ES products and services continues to be attractive, driven by expected increases in natural gas and produced water volumes across Enerflex's global footprint.

ES bookings and backlog by reporting segment are disclosed in the *"Segmented Results"* section of this MD&A.

EI Contract Backlog

The Company's EI contract backlog is recognized from lease agreements executed with clients for leasing and/or operations and maintenance of the Company's EI assets. Lease agreements executed during the period increases EI contract backlog while revenue recognized on EI products decreases the EI contract backlog in the period the revenue is recognized.

Enerflex has lease agreements with clients for EI assets with initial terms ranging from one to 10 years. Enerflex provides information on the recognition of revenue of EI contract backlog in Note 21 of the Financial Statements.

The following table sets forth EI contract backlog by reporting segment:

($ millions)	**December 31, 2024**	December 31, 2023	January 1, 2023
NAM	**$ 136**	$ 83	$ 60
LATAM	**458**	496	783
EH	**951**	1,121	1,275
Total EI contract backlog	**$ 1,545**	$ 1,700	$ 2,118

Enerflex reported EI contract backlog of $1.5 billion at December 31, 2024, a decrease when compared to the backlog of $1.7 billion at December 31, 2023. The decrease is largely due to conversion of an operating lease that is now accounted for as a finance lease due to a contract extension and modification in the first quarter of 2024 in EH, and revenue recognition from existing contracts in EH and LATAM. NAM's backlog increased as a result of new contracts.

Segmented Results

Enerflex has three reporting segments: NAM, LATAM, and EH, each of which are supported by Enerflex's corporate function. Corporate overheads are allocated to reporting segments based on revenue. In assessing its reporting segments, the Company considers geographic locations, economic characteristics, nature of products and services provided, nature of production processes, types of clients for its products and services, and distribution methods used.

NAM

($ millions, except percentages)	Three months ended December 31, 2024	2023	Twelve months ended December 31, 2024	2023
ES bookings	**$ 363**	$ 202	**$ 1,327**	$ 1,139
ES backlog	**1,119**	932	**1,119**	932
EI contract backlog	**136**	83	**136**	83
Segment revenue	**$ 384**	$ 354	**$ 1,626**	$ 1,449
Intersegment revenue	**(6)**	(11)	**(62)**	(36)
Revenue	**$ 378**	$ 343	**$ 1,564**	$ 1,413
EI	**$ 36**	$ 33	**$ 146**	$ 127
AMS	**73**	75	**279**	286
ES	**269**	235	**1,139**	1,000
Revenue	**378**	343	**1,564**	1,413
EI	**17**	16	**70**	55
AMS	**12**	15	**48**	53
ES	**50**	45	**224**	160
Gross margin	**79**	76	**342**	268
Gross margin %	**20.9%**	22.2%	**21.9%**	19.0%
EI	**28**	25	**105**	86
AMS	**14**	16	**54**	58
ES	**52**	47	**230**	168
Gross margin before D&A	**94**	88	**389**	312
Gross margin before D&A %	**24.9%**	25.7%	**24.9%**	22.1%
SG&A	**46**	31	**177**	144
Foreign exchange gain	**(1)**	-	**(1)**	-
Operating income	**34**	45	**166**	124
EBIT	**34**	47	**166**	127
EBITDA	**53**	65	**240**	196
Adjusted EBITDA	**65**	67	**266**	221

ES bookings of $363 million and $1,327 million in the three and twelve months ended December 31, 2024 increased by $161 million and $188 million compared to the same periods in 2023. The continued strength in bookings is based on steady client activity levels. Accordingly, ES backlog has been strong for four consecutive quarters and should result in ongoing strong ES revenue generation over the near term.

EI contract backlog of $136 million at December 31, 2024, is higher than $83 million at December 31, 2023, as a result of new bookings and inflationary price adjustments.

Revenue of $378 million and $1,564 million for the three and twelve months ended December 31, 2024, increased by $35 million and $151 million, respectively, compared to the same periods in 2023, primarily from increased ES revenue from elevated activity levels on a strong opening backlog and sustained client bookings. The segment also saw an increase in EI revenue due to increased EI contract backlog and inflationary price adjustments on existing contracts. Total ES and EI revenue increases were offset by lower AMS revenue primarily due to lower utilization. Full-year AMS revenue was also impacted by hurricanes that impacted the Gulf Coast region during the third quarter of 2024.

Gross margin increased during the three and twelve months ended December 31, 2024, compared to 2023, attributable to higher overall revenue and improved margins on executed ES projects.

SG&A was higher during the three and twelve months ended December 31, 2024, compared to the same periods last year, primarily due to higher share price that resulted in increased mark-to-market expense on share-based compensation. Year-to-date increase in SG&A is also attributable to recovery of a previously written off receivable of $9 million in the comparative period.

At December 31, 2024, the USA contract compression fleet totaled approximately 428,000 horsepower. Average utilization of the fleet for the three and twelve months ended December 31, 2024, was 95 percent and 94 percent respectively, consistent with the 93 percent and 94 percent for the 2023 comparative periods.

LATAM

($ millions, except percentages)	Three months ended December 31, 2024	2023	Twelve months ended December 31, 2024	2023
ES bookings	**$ 4**	$ 60	**$ 17**	$ 85
ES backlog	**16**	79	**16**	79
EI contract backlog	**458**	496	**458**	496
Segment revenue	**$ 109**	$ 97	**$ 407**	$ 351
Intersegment revenue	**-**	-	**-**	(1)
Revenue	**$ 109**	$ 97	**$ 407**	$ 350
EI	**$ 69**	$ 63	**$ 257**	$ 248
AMS	**21**	19	**70**	57
ES	**19**	15	**80**	45
Revenue	**109**	97	**407**	350
EI	**24**	16	**75**	64
AMS	**5**	4	**19**	13
ES	**4**	-	**15**	8
Gross margin	**33**	20	**109**	85
Gross margin %	**30.3%**	20.6%	**26.8%**	24.3%
EI	**35**	27	**124**	107
AMS	**5**	5	**19**	14
ES	**4**	-	**15**	8
Gross margin before D&A	**44**	32	**158**	129
Gross margin before D&A %	**40.4%**	33.0%	**38.8%**	36.9%
SG&A	**21**	9	**64**	53
Foreign exchange loss	**-**	16	**5**	43
Operating income (loss)	**12**	(5)	**40**	(11)
EBIT	**11**	(84)	**29**	(90)
EBITDA	**23**	(70)	**82**	(42)
Adjusted EBITDA	**25**	(3)	**92**	35

ES bookings of $4 million and $17 million in the three and twelve months ended December 31, 2024, decreased by $56 million and $68 million compared to the same periods in 2023. Enerflex continues to monitor potential projects and is well positioned to capitalize on those opportunities should they proceed.

EI contract backlog was $458 million at December 31, 2024, compared to $496 million at December 31, 2023. The decrease of $38 million is primarily due to revenue recognition from existing contracts.

Revenue was $109 million and $407 million for the three and twelve months ended December 31, 2024, compared to $97 million and $350 million for the three and twelve months ended December 31, 2023. The increases in revenue are primarily from increases in ES revenue based on the pace of execution on projects in its backlog, as well as increased EI revenue due to rate adjustments on existing contracts, and increased AMS revenue from stronger parts sales and service activities.

Gross margin increased by $13 million and $24 million during the three and twelve months ended December 31, 2024, compared to the same periods last year, mainly due to increased revenue in all product lines. Gross margin for the twelve months ended December 31, 2024, included the sale of certain EI assets which resulted in a higher gross margin percentage when compared to the prior year.

SG&A of $21 million and $64 million during the three and twelve months ended December 31, 2024, increased from the $9 million and $53 million during the same periods last year, primarily attributable to increased compensation and higher share price that resulted in increased mark-to-market expense on share-based compensation.

Foreign exchange losses decreased during the three and twelve months ended December 31, 2024, compared to the same periods in 2023, which is the result of a slower rate of devaluation of the Argentine peso and effective cash management strategies implemented in Argentina.

EH

($ millions, except percentages)	Three months ended December 31, 2024	2023	Twelve months ended December 31, 2024	2023
ES bookings	**$ (66)**	$ 3	**$ 57**	$ 82
ES backlog	**145**	123	**145**	123
EI contract backlog	**951**	1,121	**951**	1,121
Segment revenue	**$ 75**	$ 138	**$ 447**	$ 588
Intersegment revenue	**(1)**	(4)	**(4)**	(8)
Revenue	**$ 74**	$ 134	**$ 443**	$ 580
EI	**$ 44**	$ 57	**$ 265**	$ 201
AMS	**43**	38	**159**	140
ES	**(13)**	39	**19**	239
Revenue	**74**	134	**443**	580
EI	**15**	20	**66**	66
AMS	**11**	8	**34**	26
ES	**2**	(5)	**(47)**	12
Gross margin	**28**	23	**53**	104
Gross margin %	**37.8%**	17.2%	**12.0%**	17.9%
EI	**23**	35	**105**	127
AMS	**11**	8	**36**	28
ES	**2**	(5)	**(46)**	13
Gross margin before D&A	**36**	38	**95**	168
Gross margin before D&A %	**48.6%**	28.4%	**21.4%**	29.0%
SG&A	**25**	34	**86**	96
Foreign exchange gain	**(1)**	-	**-**	-
Operating income (loss)	**4**	(11)	**(33)**	8
EBIT	**4**	(14)	**(33)**	5
EBITDA	**18**	5	**25**	86
Adjusted EBITDA	**31**	27	**74**	132

ES bookings were negative $66 million for the three months ended December 31, 2024, and $57 million for the full year. The decrease from the comparable 2023 reporting periods is attributable to the reversal of the remaining $75 million of backlog related to the EH Cryo project on termination of the contract, and which had no gross margin on future revenue to be recognized. The decrease was offset by new bookings secured during the year, which increased the segment's ES backlog to $145 million at December 31, 2024.

EI contract backlog was $951 million at December 31, 2024, compared to $1,121 million at December 31, 2023. The decrease of $170 million is primarily due to conversion of an operating lease that is now accounted for as a finance lease on modification of the lease contract in the first quarter of 2024, and revenue recognition from existing contracts.

Revenue decreased by $60 million during the three months ended December 31, 2024, compared to the same period last year. This decrease in revenue is primarily due to lower ES revenue relating to the EH Cryo project that was suspended in the second quarter of 2024 and subsequently terminated during the three months ended December 31, 2024. Lower EI revenue is attributed to the EI asset previously accounted for as an operating lease that was converted to a finance lease in the first quarter of 2024. Offsetting the lower ES and EI revenue was increased AMS revenue, from increased service activity and parts sales.

Revenue decreased by $137 million during the twelve months ended December 31, 2024, compared to the same period last year. The decrease in revenue is primarily due to lower ES revenue related to the suspension and subsequent termination of the EH Cryo project contract. Offsetting the decrease in ES revenue is increased EI revenue due to upfront revenue recognized on the EI asset previously accounted for as an operating lease that is now accounted for as a finance lease, and higher AMS revenue from increased service activity and parts sales.

Gross margin was $28 million for the three months ended December 31, 2024, compared to $23 million for the three months ended December 31, 2023. The increase is due to higher gross margin contribution from AMS attributable to increased service activity and parts sales.

Gross margin was $53 million for the twelve months ended December 31, 2024, compared to $104 million for the twelve months ended December 31, 2023. The decrease is due to lower ES revenue from project delays and increased costs on the EH Cryo project, which was suspended and subsequently terminated during the fourth quarter of 2024, and the impact of a larger upfront gain on commencement and recognition of a finance lease project in the first quarter of 2023.

SG&A was lower during the three and twelve months ended December 31, 2024, compared to the same periods in 2023 due to expenditures incurred in the prior year to integrate and optimize the acquired Exterran business. This variance was slightly offset by increased mark-to-market expense on share-based compensation in 2024.

Gross Margin by Product Line

Each of Enerflex's regional business segments oversees the execution of all three product lines described in "*The Company*" section of this MD&A: EI, AMS, and ES.

The Company considers its EI and AMS product lines to be recurring in nature, given that revenue is typically contracted and extends into the future. The Company aims to diversify and expand EI and AMS offerings, which the Company believes offer longer-term stability in earnings compared to ES revenue, which historically has been dependent on cyclical demand for new compression, processing, and electric power equipment. While individual EI and AMS contracts are subject to cancellation or have varying lengths, the Company does not believe these characteristics preclude these product lines from being considered recurring in nature.

The components of each product line's gross margin and gross margin before D&A are disclosed in the tables below.

	Three months ended December 31, 2024			
($ millions, except percentages)	**EI**	**AMS**	**ES[1]**	**Total**
Revenue	**$ 149**	**$ 137**	**$ 275**	**$ 561**
Cost of goods sold:				
Operating expenses	**63**	**107**	**217**	**387**
Depreciation and amortization	**30**	**2**	**2**	**34**
Gross margin	**$ 56**	**$ 28**	**$ 56**	**$ 140**
Gross margin %	**36.9%**	**20.4%**	**20.4%**	**25.0%**
Gross margin before D&A	**$ 86**	**$ 30**	**$ 58**	**$ 174**
Gross margin before D&A %	**57.7%**	**21.9%**	**21.1%**	**31.0%**

[1] Gross margin percentage and gross margin before D&A percentage increased during the three months ended December 31, 2024, compared to the same period last year, primarily due to project mix and recoveries as well as decreased revenue on termination of the EH Cryo project contract.

	Three months ended December 31, 2023			
($ millions, except percentages)	EI	AMS	ES	Total
Revenue	$ 153	$ 132	$ 289	$ 574
Cost of goods sold:				
Operating expenses	66	103	247	416
Depreciation and amortization	35	2	2	39
Gross margin	$ 52	$ 27	$ 40	$ 119
Gross margin %	34.0%	20.5%	13.8%	20.7%
Gross margin before D&A	$ 87	$ 29	$ 42	$ 158
Gross margin before D&A %	56.9%	22.0%	14.5%	27.5%

	Twelve months ended December 31, 2024			
($ millions, except percentages)	**EI**	**AMS**	**ES**	**Total**
Revenue	**$ 668**	**$ 508**	**$ 1,238**	**$ 2,414**
Cost of goods sold:				
Operating expenses	**334**	**399**	**1,039**	**1,772**
Depreciation and amortization	**123**	**8**	**7**	**138**
Gross margin	**$ 211**	**$ 101**	**$ 192**	**$ 504**
Gross margin %	**31.6%**	**19.9%**	**15.5%**	**20.9%**
Gross margin before D&A	**$ 334**	**$ 109**	**$ 199**	**$ 642**
Gross margin before D&A %	**50.0%**	**21.5%**	**16.1%**	**26.6%**

	Twelve months ended December 31, 2023			
($ millions, except percentages)	EI	AMS	ES	Total
Revenue	$ 576	$ 483	$ 1,284	$ 2,343
Cost of goods sold:				
Operating expenses	256	383	1,095	1,734
Depreciation and amortization	135	8	9	152
Gross margin	$ 185	$ 92	$ 180	$ 457
Gross margin %	32.1%	19.0%	14.0%	19.5%
Gross margin before D&A	$ 320	$ 100	$ 189	$ 609
Gross margin before D&A %	55.6%	20.7%	14.7%	26.0%

Non-IFRS Measures

Enerflex measures its financial performance using several key financial performance indicators, some of which do not have standardized meanings as prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. These non-IFRS measures are also used by Management in its assessment of relative investments in operations and include adjusted EBITDA, ES bookings and backlog, EI contract backlog, gross margin before D&A, recurring gross margin before D&A, net debt, ROCE, bank-adjusted net debt to EBITDA ratio, free cash flow, and dividend payout ratio, and should not be considered as alternatives to net earnings or any other measure of performance under IFRS. Reconciliation of these non-IFRS measures to the most directly comparable IFRS measure is provided below and in the relevant sections where appropriate. ES bookings and backlog and EI contract backlog do not have a directly comparable IFRS measure.

Gross Margin before D&A

The Company defines gross margin before D&A as gross margin excluding the impact of depreciation and amortization. The historical costs of assets may differ if they were acquired through acquisition or constructed, resulting in differing depreciation. Gross margin before D&A is useful to present operating performance of the business before the impact of depreciation and amortization that may not be comparable across assets. Reconciliation of gross margin before D&A to the most directly comparable IFRS measure is presented in the *"Gross Margin by Product Line"* section of this MD&A.

Recurring Gross Margin before D&A

The Company introduced recurring gross margin before D&A as a new key performance indicator to help users of the financial report assess Enerflex's recurring business. Recurring gross margin before D&A is defined as gross margin before D&A from the EI and AMS product lines. These recurring gross margin before D&A are typically contracted and extend into the future, rather than only being recognized as a single transaction. EI gross margin before D&A relates to compression, processing, treated water, and electric power equipment. AMS gross margin before D&A is derived from installation, commissioning, operations and maintenance of client equipment, and parts sales. Conversely, gross margin before D&A from the Company's ES product line is for the manufacturing and delivery of equipment and is non-recurring once the goods are delivered. While EI and AMS contracts are subject to cancellation or have varying lengths, the Company does not believe these characteristics preclude them from being considered recurring in nature.

($ millions, except percentages)	Three months ended December 31, 2024	Three months ended December 31, 2023	Twelve months ended December 31, 2024	Twelve months ended December 31, 2023
EI gross margin before D&A[1]	**$ 86**	$ 87	**$ 334**	$ 320
AMS gross margin before D&A[1]	**30**	29	**109**	100
Total recurring gross margin before D&A	**$ 116**	$ 116	**$ 443**	$ 420
Total gross margin before D&A[1]	**$ 174**	$ 158	**$ 642**	$ 609
% of total gross margin before D&A	**66.7%**	73.4%	**69.0%**	69.0%

[1]*Refer to the "Gross Margin by Product Line" section of this MD&A.*

ROCE

ROCE is a measure used to analyze operating performance and efficiency of the Company's capital allocation process. The ratio is calculated by taking EBIT for the 12-month trailing period divided by capital employed. Capital employed is average debt and Shareholders' equity less average cash for the trailing four quarters.

($ millions, except percentages)		December 31, 2024		December 31, 2023
Trailing 12-month EBIT	$	179	$	42
Average Capital employed				
Average Net debt[1]	$	704	$	887
Average Shareholders' equity[1]		1,038		1,124
Average capital employed	$	1,742		2,011
ROCE		10.3%		2.1%

[1]*Based on a trailing four-quarter average.*

Bank-Adjusted Net Debt to EBITDA Ratio

The Company defines bank-adjusted net debt to EBITDA as borrowings under the Revolving Credit Facility ("RCF") and Notes less cash and cash equivalents, divided by EBITDA as defined by the Company's lenders for the trailing 12-months. In assessing whether the Company is compliant with financial covenants related to its debt, certain adjustments are made to EBITDA to determine Enerflex's bank-adjusted net debt to EBITDA ratio. These adjustments and Enerflex's bank-adjusted net debt to EBITDA ratio are calculated in accordance with, and derived from, the Company's financing agreements.

Free Cash Flow and Dividend Payout Ratio

The Company modified its calculation of free cash flow to include a deduction for growth capital expenditures and exclude the deduction for dividends paid. Free cash flow is now defined as cash provided by (used in) operating activities, less total capital expenditures (growth and maintenance) for PP&E and EI assets, mandatory debt repayments, and lease payments, while proceeds on disposals of PP&E and EI assets are added back. This modification is aimed at providing additional clarity into Enerflex's free cash flow and help users of the financial statements assess the level of free cash generated to fund other non-operating activities. These activities could include dividend payments, share repurchases, and non-mandatory debt repayments. Free cash flow may not be comparable to similar measures presented by other companies as it does not have a standardized meaning under IFRS. Management has adopted this non-IFRS measure to improve comparability with its peers and will also be used in calculating the newly adopted dividend payout ratio.

The Company also introduced the dividend payout ratio, which is defined as dividends divided by free cash flow. The dividend payout ratio is a non-IFRS measure and may not be comparable to similar measures presented by other companies as it does not have a standardized meaning under IFRS. Dividend payout ratio has been adopted to provide clarity on the proportion of free cash flow being returned to shareholders.

The following table reconciles free cash flow to the most directly comparable IFRS measure, cash provided by operating activities:

($ millions, except percentages)	Three months ended December 31, 2024	2023	Twelve months ended December 31, 2024	2023
Cash provided by operating activities before changes in working capital and other[1]	$ 74	$ 46	$ 218	$ 193
Net change in working capital and other	39	112	106	13
Cash provided by operating activities[2]	$ 113	$ 158	$ 324	$ 206
Less:				
Capital expenditures - Maintenance and PP&E	(21)	(13)	(53)	(45)
Capital expenditures - Growth	(11)	(4)	(22)	(61)
Mandatory debt repayments	-	(10)	(10)	(20)
Lease payments	(5)	(3)	(20)	(15)
Add:				
Proceeds on disposals of PP&E and EI assets	-	11	3	30
Free cash flow	$ 76	$ 139	$ 222	$ 95
Dividends paid	2	2	9	9
Dividend payout ratio	2.6%	1.4%	4.1%	9.5%

[1]Enerflex also refers to cash provided by operating activities before changes in working capital and other as "Funds from operations" or "FFO".
[2]Enerflex also refers to cash provided by operating activities as "Cashflow from operations" or "CFO".

The Company experienced a higher recovery of working capital during the three months ended December 31, 2023, related to timing and execution of ES projects. While the Company has been able to efficiently manage working capital globally, it did not experience this same magnitude of recovery during the three months ended December 31, 2024.

Liquidity

The Company expects cashflow from operations in 2025, together with cash and cash equivalents on hand and currently available credit facilities, will be sufficient to fund its requirements for investments in working capital and capital assets.

The following table outlines the Company's liquidity as at December 31, 2024:

($ millions)	December 31, 2024	
Cash and cash equivalents	$	92
RCF	800	
Less: Drawings on RCF	(191)	
Less: Letters of Credit[1]	(87)	522
Available for future drawings	$	614

[1]Represents letters of credit that the Company has funded with the RCF. Additional letters of credit of $29 million are funded from the $70 million LC Facility. Refer to Note 17 "Long-Term Debt" of the Financial Statements for further details.

Covenant Compliance

The Company continues to meet the covenant requirements of its funded debt, including the secured RCF and Notes reflecting strong performance and cash flow generation; and Enerflex's focus of repaying debt and lowering finance costs.

The following table sets forth a summary of the covenant requirements and the Company's performance:

	Requirement	2024 Performance	2023 Performance
Senior secured net funded debt to EBITDA ratio[1] – Maximum	2.5x	0.2x	0.7x
Bank-adjusted net debt to EBITDA ratio[2] – Maximum	4.0x	1.5x	2.3x
Interest coverage ratio[3] – Minimum	2.5x	4.5x	4.2x

[1]Senior secured net funded debt to EBITDA is defined as borrowings under the RCF less cash and cash equivalents, divided by trailing 12-month EBITDA as defined by the Company's lenders.
[2]Refer to the "Bank-Adjusted Net Debt to EBITDA Ratio" section of this MD&A.
[3]Interest coverage ratio is calculated by dividing the trailing 12-month EBITDA, as defined by the Company's lenders, by interest expense over the same timeframe.

Credit Rating

Enerflex's credit ratings affect the cost and ability to access the capital markets, and it is the Company's objective to maintain high quality credit ratings.

As at February 26, 2025, S&P Global Ratings ("S&P"), Moody's Investors Service, Inc. ("Moody's"), and Fitch Ratings, Inc. ("Fitch") assigned the following credit ratings to Enerflex and the Notes:

	S&P	Moody's	Fitch
Corporate Credit Rating	*BB (stable outlook)*	*Ba3 (stable outlook)*	*BB- (positive outlook)*
Notes	*BB+ (stable outlook)*	*B1 (stable outlook)*	*BB (positive outlook)*

Summarized Statements of Cash Flow

($ millions)	Three months ended December 31, 2024	Three months ended December 31, 2023	Twelve months ended December 31, 2024	Twelve months ended December 31, 2023
Cash and cash equivalents, beginning of period	$ 95	$ 121	$ 95	$ 187
Cash provided by (used in):				
Operating activities	113	158	324	206
Investing activities	(20)	(27)	(59)	(119)
Financing activities	(94)	(131)	(263)	(149)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(2)	(26)	(5)	(30)
Cash and cash equivalents, end of period	$ 92	$ 95	$ 92	$ 95

Operating Activities

Cash provided by operating activities for the three months ended December 31, 2024, was lower by $45 million when compared to the same period in 2023, primarily driven by lower working capital recovery, partially offset by higher net earnings recognized during the fourth quarter of 2024. Cash provided by operating activities for the twelve months ended December 31, 2024, was $118 million higher compared to the same period last year. The year-over-year variance is primarily driven by higher net earnings and working capital recoveries for the

twelve months ended December 31, 2024. Changes in working capital are explained in the *"Financial Position"* section of this MD&A.

Investing Activities

Cash used in investing activities for the three months ended December 31, 2024, was lower than cash used in investing activities in the same period last year, which is primarily due to the purchase of financial instruments in the prior year, which did not repeat, partially offset by increased capital expenditures in the current year. The decrease in cash used in investing activities for the twelve months ended December 31, 2024, compared to the same period last year is primarily due to decreased capital expenditures.

Financing Activities

Cash used in financing activities for the three months ended December 31, 2024, was less than the same period last year due to repayments on the Term loan and higher net repayment on the RCF during the fourth quarter of 2023. Cash used in financing activities for the twelve months ended December 31, 2024, was higher when compared to same period last year, primarily due to repayment of the Term Loan, partial redemption of the Notes during the fourth quarter of 2024 and further net repayment on the RCF.

Capital Expenditures and Expenditures for Finance Leases

Enerflex distinguishes capital expenditures ("CAPEX") invested in EI assets as either maintenance or growth. Maintenance expenditures are necessary costs to continue utilizing existing EI assets, while growth expenditures are intended to expand the Company's EI assets. The Company may also incur costs related to construction of EI assets determined to be finance leases. These costs are accounted for as work-in-progress ("WIP") related to finance leases, and once the project is completed and enters service, it is reclassified to COGS.

During the three and twelve months ended December 31, 2024, Enerflex invested $32 million and $75 million in capital expenditures, including maintenance of the Company's global EI fleet, as well as small-scale investments to expand the fleet across all regions.

Capital expenditures and expenditures for finance leases are shown in the table below:

($ millions)	Three months ended December 31, 2024	Three months ended December 31, 2023	Twelve months ended December 31, 2024	Twelve months ended December 31, 2023
Maintenance and PP&E	**$ 21**	$ 13	**$ 53**	$ 45
Growth	**11**	4	**22**	61
Total CAPEX	**32**	17	**75**	106
Expenditures for finance leases	**15**	-	**35**	3
Total CAPEX and expenditures for finance leases	**$ 47**	$ 17	**$ 110**	$ 109

Selling, General and Administrative Expenses

SG&A expenses comprise of costs incurred by the Company to support business operations that are not directly attributable to the production of goods or services.

($ millions)	Three months ended December 31, 2024	Three months ended December 31, 2023	Twelve months ended December 31, 2024	Twelve months ended December 31, 2023
Core SG&A[1]	**$ 65**	$ 63	**$ 249**	$ 249
Share-based compensation	**16**	(1)	**29**	6
Depreciation and amortization	**11**	12	**47**	46
Bad debt expense (recovery)	**-**	-	**2**	(8)
Total SG&A	**$ 92**	$ 74	**$ 327**	$ 293

[1] *Core SG&A is primarily comprised of compensation, third-party services, and information technology expenses.*

Total SG&A for the three and twelve months ended December 31, 2024, is higher than the same periods last year, primarily due to the increase in share-based compensation expense as a result of a higher share price.

Financial Position

The following table outlines significant changes in the consolidated statements of financial position as at December 31, 2024, compared to December 31, 2023:

($ millions)	Increase (Decrease)	Explanation
Current assets	(42)	Decrease in current assets is primarily due to lower short-term investments, unbilled revenue, inventories, and prepayments, partially offset by increased work-in-progress related to finance leases.
Unbilled revenue	(133)	Decrease in non-current unbilled revenue is primarily due to the termination of the EH Cryo project contract which resulted in reclassification of the revised unbilled revenue to other assets. Refer to the *"EH Cryo Project Update"* section of this MD&A for further information.
EI assets – operating leases	(151)	Decrease in EI assets is primarily due to the extension and modification of an existing EH EI asset previously accounted for as an operating lease, which is now accounted for as a finance lease, and depreciation, partially offset by additions.
EI assets – finance leases receivable	28	Increase in non-current finance leases receivable is due to the extension and modification of an existing EI asset contract as noted above.
Intangibles	(18)	Decrease in intangibles is primarily due to amortization.
Goodwill	(11)	Decrease in goodwill is due to movement in foreign exchange rates.
Other assets	169	Increase in other assets is primarily due to the reclassification of unbilled revenue related to the EH Cryo project on contract termination from unbilled revenue to other assets, and recognition of redemption options on the Company's Notes.
Current liabilities, excluding current portion of long-term debt	83	Increase in current liabilities, excluding the current portion of long-term debt is primarily due to movement in deferred revenue, driven by increased ES activity levels.
Deferred revenue	(11)	Decrease in long-term deferred revenue is due to progression of certain contracts that result in recognition of revenue.
Long-term debt	(211)	Decrease in total long-term debt is primarily due to the repayment of the Term Loan, partial redemption of the Notes, and net repayment on the RCF, partially offset by amortization of deferred transaction costs and the Notes discount.

Selected Annual Information

Years ended December 31, ($ millions, except per share amounts)	**2024**	2023	2022
Revenue	**$ 2,414**	$ 2,343	$ 1,355
Net earnings (loss)	**32**	(83)	(74)
Earnings (loss) per share ("EPS") - basic	**0.26**	(0.67)	(0.76)
EPS - diluted	**0.26**	(0.67)	(0.76)
Total assets	**2,791**	2,958	3,144
Total non-current financial liabilities	**708**	879	1,007
Cash dividends declared per share ("DPS") (CAD $)	**0.1125**	0.1000	0.1000

Quarterly Financial Information

	2024				2023			
($ millions, except per share amounts)	**Q4**	Q3	Q2	Q1	Q4	Q3	Q2	Q1
ES bookings	**$ 301**	$ 349	$ 331	$ 420	$ 265	$ 394	$ 264	$ 383
ES backlog	**1,280**	1,271	1,251	1,266	1,134	1,158	1,080	1,139
EI contract backlog	**1,545**	1,601	1,604	1,639	1,700	1,881	2,025	2,096
Revenue	**561**	601	614	638	574	580	579	610
Gross margin	**140**	141	136	87	119	110	109	119
Gross margin before D&A	**174**	176	173	119	158	150	145	156
SG&A	**92**	82	75	78	74	75	66	78
EBITDA	**92**	122	103	47	-	77	83	80
Adjusted EBITDA	**121**	120	122	69	91	90	107	90
Net earnings (loss)	**15**	30	5	(18)	(95)	4	(2)	10
EPS – basic	**0.12**	0.24	0.04	(0.15)	(0.77)	0.03	(0.02)	0.08
EPS – diluted	**0.12**	0.24	0.04	(0.15)	(0.77)	0.03	(0.02)	0.08
FFO[1]	**74**	63	63	18	46	44	53	50
CFO[2]	**113**	98	12	101	158	51	(1)	(2)
Free cash flow[3]	**76**	78	(4)	72	139	21	(26)	(39)
DPS (CAD $)	**0.0375**	0.0250	0.0250	0.0250	0.0250	0.0250	0.0250	0.0250
CAPEX – Maintenance & PP&E	**21**	14	9	9	13	10	15	7
CAPEX – Growth	**11**	2	1	8	4	10	9	38

[1] FFO or "Funds from operations" is also referred to by Enerflex as "Cash provided by operating activities before changes in working capital and other".
[2] CFO or "Cashflow from operations" is also referred to by Enerflex as "Cash provided by (used in) operating activities".
[3] During the fourth quarter of 2024, the Company modified its calculation of free cash flow. Refer to the "Free Cash Flow and Dividend Payout Ratio" section of this MD&A for further details.

Capital Resources

On January 31, 2025, Enerflex had 124,143,179 Common Shares outstanding. Enerflex has not established a formal dividend policy, and the Board anticipates setting the Company's quarterly dividends based on availability of cash flow, anticipated market conditions, and general needs of the business. Subsequent to the fourth quarter of 2024, the Board declared a quarterly dividend of CAD $0.0375 per share.

At December 31, 2024, the Company had drawings of $191 million against the RCF (December 31, 2023 – $368 million including the Term Loan, January 1, 2023 – $488 million including the Term Loan). The weighted average interest rate on the RCF at December 31, 2024, was 7.4 percent (December 31, 2023 – 7.7 percent, January 1, 2023 – 7.0 percent).

The composition of the borrowings on the Notes and RCF were as follows:

	Maturity Date	**December 31, 2024**	December 31, 2023	January 1, 2023
Notes	October 15, 2027	**$ 563**	$ 625	$ 625
Drawings on the RCF	October 13, 2026	**191**	238	338
Drawings on the Term Loan		**-**	130	150
		754	993	1,113
Deferred transaction costs and Notes discount		**(46)**	(74)	(86)
Long-term debt		**$ 708**	$ 919	$ 1,027
Current portion of long-term debt		**$ -**	$ 40	$ 20
Non-current portion of long-term debt		**708**	879	1,007
Long-term debt		**$ 708**	$ 919	$ 1,027

At December 31, 2024, without considering renewal at similar terms, the USD equivalent principal payments due over the next five years are $754 million, and nil thereafter.

Contractual Obligations, Committed Capital Investment, and Off-Balance Sheet Arrangements

The Company's contractual obligations are contained in the following table:

($ millions)	**Long-term debt**	**Leases**	**Purchase obligations**	**Total**
2025	$ -	$ 24	$ 539	$ 563
2026	191	19	5	215
2027	563	15	1	579
2028	-	8	-	8
2029	-	4	-	4
Thereafter	-	9	-	9
Total contractual obligations	**$ 754**	**$ 79**	**$ 545**	**$ 1,378**

The Company's lease commitments are contracts related to premises, equipment, and service vehicles.

Majority of the Company's purchase commitments relate to major components for the EI and ES product lines and to long-term information technology and communications contracts entered into in order to reduce the overall cost of services received.

The Company anticipates using its cash and cash equivalents, and available capacity under its RCF to fund its contractual obligations.

The Company does not have any committed capital investments or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company's financial condition, results of operations, liquidity, or capital expenditures.

Income Taxes

The Company reported income tax expense of $6 million for the three months ended December 31, 2024, compared to income tax expense of $19 million in the same period of 2023. The decrease is due to the exchange rate effects on tax basis. The Company reported income tax expense of $49 million for the twelve months ended December 31, 2024, compared to income tax expense of $31 million in the same period of 2023. The increase is primarily driven by increased earnings taxed in foreign jurisdictions and tax accrual for Pillar II tax regime, partially offset by the decrease in the exchange rate effects on tax basis.

Related Parties

Enerflex transacts with certain related parties during the normal course of business. Related parties include the Company's 45 percent equity investment in Roska DBO and the Company's 65 percent interest in a joint venture in Brazil.

All transactions occurring with related parties were in the normal course of business operations under the same terms and conditions as transactions with unrelated parties. During the year ended December 31, 2024, the Company recorded revenue of $2 million (December 31, 2023 – $2 million) from transactions with Roska DBO. There were no accounts receivables or purchases during the year ended December 31, 2024 (December 31, 2023 – nil). All related party transactions are settled in cash. There were no transactions with the joint venture in Brazil.

Further details of the related party transactions are disclosed in Note 31 *"Related Party Transactions"* of the Financial Statements.

Legal Proceedings

In the fourth quarter of 2024, Enerflex terminated its contract for the EH Cryo project citing a continuing Force Majeure situation and circumstances that made it impossible for Enerflex to fulfill its contractual obligations. Enerflex's customer has commenced arbitration proceedings against the Company in connection with the EH Cryo project. Enerflex views its customer's claims as baseless and unsubstantiated and a wrongful attempt to circumvent the Company's rights under the contract. Enerflex is disputing the customer's claims and has brought a counterclaim against its customer to recover amounts owing following Enerflex's termination of the EH Cryo project contract. At December 31, 2024, the asset position associated with the EH Cryo project was $161 million.

The Company is involved in litigation and claims associated with normal operations against which certain provisions may be made in the Financial Statements.

Risk Factors

An investment in Enerflex Common Shares involves a number of risks. There are general risks associated with all businesses; industry specific risks inherent in Enerflex's operations; and risks specific to Enerflex. This section describes the risks that Enerflex believes are most material to its business and operations. The risks identified herein is not a complete list of all the risks and potential risks applicable to Enerflex. Additional risks may arise from time to time as Enerflex's business evolves. Risks currently perceived as immaterial may become material. While the Company has extensive policies and procedures in place to limit, manage and mitigate risks, including the Company's Enterprise Risk Management ("ERM") program, there is no assurance that Enerflex will be successful in preventing or minimizing the harm and potential harm that risks present.

General Business Risks

Failure to meet investor expectations

As with all businesses, there is a risk that Enerflex does not always meet investor expectations, including expectations regarding financial performance and the optimal deployment of capital. Investors may have expectations regarding the timeline for returns on an investment in Company, which may not align with the Company's own strategic objectives, forecasts, and scenario planning, and which may not fully consider the volatility and cyclical nature of the oil and natural gas industry. BOOM projects in particular have a multi-year development cycle, with returns typically materializing over a longer term than investors might anticipate. Certain assumptions, estimates, and analysis impacting Enerflex's growth projections may not materialize for reasons beyond the Company's control. See *"Forward Looking Information"*.

A failure to meet stakeholder expectations could adversely impact the reputation of the Company, and investor trust and confidence in the Company, its Board and Management, such that investors reduce their investment in Enerflex, or do not invest in Enerflex at all. This may have an adverse impact on the price and liquidity of Enerflex's securities, and otherwise adversely impact the Company's financial position. A failure to meet stakeholder expectations could also result in negative change to Enerflex's credit ratings. These ratings affect Enerflex's short and long-term financing costs, liquidity, and operations over the long term, and its ability to engage in certain business activities cost-effectively. If a rating agency downgrades Enerflex's current corporate credit rating or the rating of its 9.00 percent Notes, or negatively changes its credit outlook, it could have an adverse effect on Enerflex's future financing costs and access to liquidity and capital.

The Company manages the risk of not meeting shareholder expectations through a combination of (a) clear, credible, and consistent communication of its financial performance and strategic objectives to stakeholders by way of regular market updates, a dedicated investor relations function, and engagement with shareholders by Management and members of the Board of Directors, and (b) a disciplined focus on executing the short-, medium- and long-term strategies communicated to investors. The Company also monitors corporate governance developments and engages with proxy advisory firms and governance organizations in an effort to continually improve its disclosures.

Compliance with domestic and international laws, financial reporting rules, and applicable regulations impact Enerflex's operations

With operations in 17 countries globally, the Company is impacted by, and required to comply with, a multitude of international, federal, provincial, state, and local laws and regulations. Enerflex has developed policies, procedures, and training tools designed to achieve and maintain compliance with these laws and regulations, both in its own right and by contractors and sub-contractors. While management believes the Company and its subsidiaries comply with current prevailing laws and regulations, these laws and regulations are complex, subject to periodic revision, and many are becoming increasingly stringent. In addition, laws and regulations are often subject to changes in their interpretation by administrative authorities. There is thus a risk that the Company is not able to maintain compliance with all applicable laws or regulations in all jurisdictions and that the Company could be exposed to investigations, claims, and other regulatory proceedings for alleged or actual violations of laws and regulations related to its operations. This could result in the imposition of administrative, civil, and criminal enforcement measures, including assessment of

monetary penalties, disgorgement, obligatory modifications to business practices and compliance programs, and issuance of injunctions as to future compliance. While Enerflex cannot accurately predict the impact of any such proceedings, they could have a material adverse effect on the Company's reputation, business, financial condition, results of operations, and cash flow.

The cost of legal and regulatory compliance can also be significant. These costs impact the Company's operating costs and, if they increase over time, could negatively impact the demand for the Company's products and services.

Enerflex's compliance obligations, and associated risks, include but are not limited to those detailed below.

(a) Corruption, anti-bribery, sanctions, and trade laws

The Company is required to comply with domestic and international laws and regulations regarding corruption, anti-bribery, sanctions, and trade compliance. Enerflex conducts business in many parts of the world that experience high levels of corruption, relies on third-party agents to act on the Company's behalf in some jurisdictions where the Company does not have a presence, and is subject to various laws that govern the import and export of its equipment, including licensing requirements and transfer pricing rules.

The Canadian government, the US Department of Justice, the SEC, the US Office of Foreign Assets Control, and similar agencies and authorities in other jurisdictions have a broad range of civil and criminal penalties they may seek to impose against companies and individuals for violations of anti-corruption and anti-bribery legislation, trade laws, and sanctions laws.

(b) HSE laws and regulations

Compliance with environmental laws is a priority across Enerflex operations and in the manufacturing of the Company's products. Certain environmental laws may impose joint and several and strict liability for environmental contamination, which may render the Company liable for remediation costs, natural resource damages, and other damages as a result of Company conduct or the conduct of, or conditions at Company facilities caused by, prior owners or operators or other third parties. In addition, where contamination may be present, it is possible that neighbouring landowners and other third parties may file claims for personal injury, property damage, and recovery of response costs. Remediation costs and other damages arising as a result of environmental laws and regulations could be substantial and could negatively impact financial condition, profitability, and results of operations.

Enerflex may need to apply for or amend facility permits or licenses from time to time with respect to storm water, waste handling, or air emissions relating to manufacturing activities or equipment operations, which may subject Enerflex to new or revised permitting conditions. These permits and authorizations may contain numerous compliance requirements, including monitoring and reporting obligations and operational restrictions, such as emission limits, which may be onerous or costly to comply with. Given the large number of jurisdictions and facilities in which Enerflex operates, and the numerous environmental permits and other authorizations that are applicable to its operations, the Company may occasionally identify or be notified of technical violations of certain compliance requirements and could be subject to penalties related thereto.

The Company is also subject to various federal, provincial, state, and local laws and regulations relating to safety and health conditions in its manufacturing facilities and other operations. Those laws and regulations may also subject the Company to material financial penalties or liabilities for any noncompliance, as well as potential business disruption if any of its facilities, or a portion of any facility, is required to be temporarily closed as a result of any violation of those laws and regulations. Any such financial liability or business disruption could have a material adverse effect on the Company's projections, business, results of operations, and financial condition.

(c) Laws relating to internal control over financial reporting and disclosure controls and procedures

Enerflex is required by law to maintain effective internal control over financial reporting and disclosure controls and procedures, including under the Sarbanes-Oxley Act of 2002 ("SOx"). Under SOx requirements, Enerflex must furnish a report by management on, among other things, the effectiveness of its internal control over financial reporting. This assessment includes disclosure of any material weaknesses identified by management in the Company's internal control over financial reporting. Enerflex cannot provide assurance that there will not be material weaknesses and deficiencies identified presently or in the future. Enerflex may not be able to remediate material weaknesses that have been identified, or any future material weaknesses

that may be identified, or complete any evaluation, testing and remediation in a timely manner. Where material weaknesses and deficiencies do exist, there is a reasonable possibility that material misstatements in the Company's financial statements will not be prevented or detected on a timely basis. The Company's independent auditors may issue adverse reports if it is not satisfied with the level at which Enerflex's controls are designed, documented, or operating. Consequently, the Company cannot provide assurance that its independent auditors will be able to attest to the effectiveness of the Company's internal control over financial reporting now or in the future.

If Enerflex is unable to remediate known material weaknesses, or if it identifies additional material weaknesses or deficiencies, it may be unable to produce accurate and timely financial statements in conformity with IFRS, which could lead to investors losing confidence in the Company's financial disclosures, trigger an event of default under its credit agreements and harm its business, which could have a material adverse effect on the trading price of Enerflex Common Shares, could result in the Company being unable to comply with applicable securities laws and stock exchange listing requirements, or could restrict its future access to capital markets.

Trade tariffs may create or heighten geopolitical and economic instability

Economic, tax and trade policies may have significant implications for Canadian, U.S. and global economies. The potential imposition of trade tariffs by the USA on imports from Canada and other countries, together with potential retaliatory tariffs by those countries on imports from the USA, and other potential measures, including import and export duties, fees, economic sanctions or other trade measures, immigration policy, tax policy, and energy regulation, present risks to Enerflex's business and operations and may create or heighten geopolitical and economic instability and increase market volatility. Such measures, the nature, extent, and timing of which are uncertain, could lead to increased costs, facilitate changes in interest rates and inflation, impact commodity prices, or currency exchange rates, and lower economic growth and equity prices, any or all of which could adversely impact Enerflex's results and/or operations.

The Company continues to closely monitor developments in this area. Enerflex's operations in the USA, Canada, and Mexico are largely distinct in the customers and projects they serve. The Company is working to mitigate the impact of the potential tariffs through its diversified operations and proactive risk management. The nature, timing, and impact of the tariffs on the Company's financial and operational results cannot currently be quantified or determined.

Changes in tax laws, interpretations, or rates may negatively impact Enerflex

The Company and its subsidiaries are subject to income and other taxes in multiple jurisdictions. One or more of the jurisdictions in which Enerflex does business could seek to impose incremental or new taxes on the Company or its subsidiaries. Effective tax rates in those jurisdictions could also be impacted by changes in tax laws or interpretations thereof, changes in the mix of earnings in countries with differing statutory tax rates, or changes in the valuation of deferred tax assets and liabilities. Any such change could have a material adverse impact on the Company's financial and operational results.

While management believes the Company and its subsidiaries are in compliance with current prevailing tax laws and requirements, the Company or its subsidiaries could be subject to assessment, reassessment, audit, investigation, inquiry, or judicial or administrative proceedings by any of the taxing jurisdiction where it operates. The timing or impacts of any such assessment, reassessment, audit, investigation, inquiry, or judicial or administrative proceedings, or any future changes in tax laws, including the impacts of proposed regulations, cannot be predicted. Any adverse tax developments, including legislative changes, judicial holdings, or administrative interpretations, could have a material and adverse effect on the results of operations, financial condition, and cash flows of the Company.

Force majeure events may impact Enerflex's business

The Company's operations could be impacted by disruptions beyond its control, including, but not limited to: natural disasters; extreme weather events; the outbreak of epidemics, pandemics, or other health crises; terrorist activities, anti-terrorist efforts, and other armed conflicts; national emergencies; trade disruptions; acts of foreign governments, and civil unrest. Any such disruptions could result in, amongst other things, a slowdown, or temporary, prolonged or permanent suspension of Enerflex's operations in impacted geographic locations; damaged infrastructure and key facility closures; reduced economic activity and corresponding

reduced demand for the Company's products and services; or an impaired supply chain, increasing the cost of goods and services used in Enerflex's operations. Disruptions may also adversely impact the health and safety of Enerflex's employees or otherwise restrict the availability or productivity of its workforce. Should any such disruption occur, the Company's business, operations, assets, financial condition, and cash flows could be materially and adversely affected.

Emerging from any slowdown or suspension in operations presents further risks to Enerflex's business, financial condition, and reputation. The Company may be delayed in reaching full operational capacity and in bringing crucial systems and processes online and may have reduced access to assets and project sites, disrupting its ability to service client partners or making it impossible to fulfill its contractual obligations. The Company mitigates this risk through appropriate contractual protections.

Any unforeseen disruptions could also expose Enerflex to substantial liability for personal injury, loss of life, property damage, and pollution. Enerflex carries insurance to protect the Company against these unforeseen events, subject to appropriate deductibles and the availability of coverage, although such insurance protections may not be adequate to cover all losses or liabilities that the Company may incur. See *"Risk Factors - Enerflex Specific Risks - Enerflex's business requires significant levels of insurance"* in the Company's AIF for the limitations on insurance coverage and associated risks to the business.

ESG matters, climate change, and associated regulatory and policy changes could impact Enerflex's business

Practices and disclosures relating to ESG matters (including but not limited to governance practices, climate change and emissions, diversity and inclusion, data security and privacy, ethical sourcing, and water, waste, and ecological management) have, in recent years, attracted increasing scrutiny by stakeholders. Certain stakeholders are requesting that issuers develop and implement more robust ESG policies and practices. Developing and implementing such policies and practices can involve significant costs and require a significant time commitment from the Board of Directors, Executive Management Team, and employees of Enerflex. Failing to implement the policies and practices as requested or expected by Enerflex's stakeholders, may result in investors reducing their investment in Enerflex, or not investing in Enerflex at all, thereby affecting the price and liquidity of Enerflex's securities. The Company's response to addressing ESG matters, and any negative perception thereof, can also impact Enerflex's financial position through increased financing costs, and impact its reputation, business prospects, and ability to hire and retain qualified employees. It could also make the Company vulnerable to activist shareholders. Such risks could adversely affect Enerflex's business, future operations, and profitability.

Climate change policy is quickly evolving at regional, national, and international levels, and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place. While Enerflex does not currently exceed the applicable thresholds for emissions-reduction initiatives in its jurisdictions of operations, there is a global trend in recent periods towards greater regulation of GHG emissions. Although it is not possible to predict how new laws or regulations would impact the Company's business, any future requirements imposing carbon pricing schemes, carbon taxes, or emissions-reduction obligations on the Company's energy infrastructure, equipment, and operations could require it to incur costs to reduce emissions or to purchase emission credits or offsets and may cause delays or restrictions in its ability to offer its products and services. Failure to comply with such laws and regulations could result in significant liabilities or penalties being imposed on Enerflex. There is also a risk that Enerflex could face claims initiated by third parties relating to climate change or related laws and regulations, or to the Company's public disclosure of matters relating to climate change and the environment. The direct or indirect costs of such claims, and compliance with such laws or regulations, may have a material adverse effect on the business, financial condition, results of operations, and prospects of the Company. Enerflex's client partners face similar risks, which could see reduced demand for the Company's products and services.

The nature of Enerflex's operations brings inherent litigation risk and liability claims

The Company's operations entail inherent risks, including but not limited to equipment defects, malfunctions and failures, and natural disasters that could result in uncontrollable flows of natural gas, untreated water or well fluids, fires, and explosions. Some of the Company's products are used in hazardous applications where

an accident or a failure of a product could cause personal injury or loss of life, or damage to property, equipment, or the environment, as well as the suspension of the end-user's operations. The Company seeks to mitigate its exposure to these risks through various means including contracting strategies, however, if the Company's products were to be involved in any of these incidents, the Company could face litigation and may be held liable for those losses.

In the normal course of Enerflex's operations, the Company may become involved in, named as a party to, or be the subject of various legal proceedings, including regulatory proceedings, tax proceedings, and legal actions related to contract disputes, property damage, environmental matters, employment matters, and personal injury. See *"Legal Proceedings"*. The Company may not be able to adequately protect itself contractually or by relying on insurance coverage. See *"Risk Factors - Enerflex Specific Risks - Enerflex's business requires significant levels of insurance"* in the Company's AIF for the limitations on insurance coverage and associated risks to the business.

Defense and settlement costs associated with lawsuits and claims can be substantial, even with respect to lawsuits and claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any legal proceeding could have an adverse effect on Enerflex's operating results or financial performance.

Industry Specific Risks

Investor sentiment particularly related to the oil and natural gas industry

A number of factors, including the inherent volatility of the oil and natural gas industry, the impact of oil and natural gas operations on the environment, the effects of the use of hydrocarbons on climate change, ecological damage relating to spills of petroleum products during production and transportation, and human rights, have affected certain investors' sentiments towards investing in the oil and natural gas industry. As a result of these concerns, some institutional, retail, and governmental investors have announced that they are no longer willing to fund or invest in companies in the oil and natural gas industry or are reducing the amount of their investment over time. Any reduction in the investor base interested or willing to invest in the oil and natural gas industry may limit Enerflex's access to capital, increase its financing costs, and decrease the price and liquidity of Enerflex's securities.

A well-functioning supply chain and effective inventory management are essential to Enerflex's business

Enerflex purchases a broad range of materials and components in connection with its manufacturing and service activities. Certain components used in Enerflex's products are obtained from a single source or a limited group of suppliers and original equipment manufacturers. While Enerflex makes it a priority to maintain and enhance these strategic relationships in its supply chain, there can be no assurance that these relationships will continue. Reliance on suppliers involves several risks, including price increases, delivery delays, inferior component quality, and unilateral termination. Certain original equipment manufacturers are also limited in the ability to package and sell material and products. Long-lead times for high demand components, such as engines, can result in project delays. While Enerflex has long standing relationships with recognized and reputable suppliers and original equipment manufacturers, it does not have long-term contracts with all of them, and the partial or complete loss of certain of these sources could result in increased costs and project delays, could have a negative impact on Enerflex's results of operations, could damage client partner relationships, and could affect Enerflex's competitive position. Further, a significant increase in the price of one or more of these components could have a negative impact on Enerflex's operational or financial results.

Risks associated with supply chain disruptions are mitigated by dedicated supply chain management teams and continual review of supply chain documentation and processes. Though Enerflex is generally not dependent on any single source of supply, the ability of suppliers to meet performance, quality specifications, and delivery schedules is important to the maintenance of client partner satisfaction and Enerflex's reputation in the market. If the availability of equipment is constrained or delayed, or if Enerflex's supply chain is otherwise disrupted such that it cannot deliver products or services in a timely and cost-effective manner, certain of the Company's operational or financial results may be adversely impacted.

The Company's operational and financial results could also be adversely impacted by supply chain challenges specific to Enerflex's operations across multiple jurisdictions. Segmented operations can give rise to inter-regional inefficiencies and restrict Enerflex's ability to utilize global bulk buying power with several large suppliers, impacting the profitability of its projects. While the fabrication of Engineered System products at our Houston, Broken Arrow and Calgary manufacturing facilities avoids the significant markup associated with local procurement, it can impact margins through additional transportation costs and import taxes, tariffs, and fees. In certain countries in which the Company operates, Enerflex is required to use certain vendors, which impacts the ability to utilize global or internal supply chains and increases costs.

Enerflex faces additional risks related to its internal supply chain and effective management of its inventory. The Company is continually improving its strategic inventory management, using market intelligence, automatic inventory checking, and supply chain coordination, and while the Company does leverage its global footprint to manage its inventory levels on a larger scale, there are risks that inventory is not properly optimized across all operations. A failure to properly manage and optimize inventory could restrict access to working capital, restrict the Company's ability to move quickly in securing new business, and generally negatively impact operational efficiency and financial performance.

See *"Sustainability – Social – Supply Chain Management"* in the Company's AIF for details of Enerflex's supply chain management processes.

The ability to hire and retain quality personnel and contractors are critical to Enerflex's business

The Company's ability to attract qualified personnel by providing both market-related compensation and the necessary organizational structure, benefits, programs, and culture to engage employees, is crucial to its growth and to achieving its business results. The Company's ability to provide development opportunities and training to cultivate talent and enhance its internal skillset is equally important.

Enerflex's product lines require a combination of skilled engineers, design professionals, tradespeople, mechanics, and technicians. Enerflex competes to hire and retain these professionals, not only with companies in the same industry, but with companies in other industries. These competitive pressures are compounded in periods of high activity, when demand for skills and expertise increases and when the Company may need to move quickly to augment its workforce, as well as by a reduction in the number of people pursuing skilled trades. Moreover, much like certain investors' sentiments towards investing in the oil and natural gas industry have been affected by ESG matters, the perceived impact of oil and natural gas operations on the environment and issues of climate change have made a career in the oil and natural gas industry less appealing to new graduates and tradespeople entering the job market. This increases demand and competition for the high-quality, skilled personnel necessary to deliver on Enerflex's value proposition to client partners across all business lines.

There are few barriers to entry in several of Enerflex's businesses, so retention of qualified personnel is essential to differentiate Enerflex's product and service offerings and to compete in its various markets. Enerflex's employee retention strategies include but are not limited to comprehensive succession planning for the EMT and personnel in key positions and investment in ongoing talent development within each region and at the corporate head office. Total Rewards compensation and benefits programs, individual career growth plans and other opportunities for career development, and a keen focus on employee diversity, inclusion and wellbeing, further support the Company's efforts to ensure the sustainability and continuity of critical knowledge, relationships, and skills. See *"Sustainability – Social – Talent Management"* in the Company's AIF for more details of the various programs and policies supporting Enerflex's recruitment, retention and employee development efforts.

There can, however, be no assurance that key personnel are retained. The associated loss of knowledge, relationships, skills, and functions (particularly engineering and trades functions), as well as loss of access to the knowledge and relationships fundamental to the maintenance and management of key contracts, poses a significant risk to Enerflex's business and could adversely impact the quality or delay the completion of certain projects, increase competitive pressures, and adversely impact the Company's reputation.

There are certain jurisdictions where Enerflex relies on third-party contractors to carry out the operation and maintenance of its equipment and the aforementioned risks apply equally in this context. The ability of third-party contractors to find and retain individuals with the proper technical background and training is critical to

the continued success of the contracted operations in these jurisdictions. If Enerflex's third-party contractors are unable to find and retain qualified operators, or the cost of these qualified operators increases substantially, the contract operations business could be materially impacted.

Financial reductions or restrictions of client partners may impact Enerflex's contracted revenue

Many of Enerflex's client partners finance their activities through cash flow from operations, incurrence of debt, or issuance of equity. In addition, a substantial portion of Enerflex's accounts receivable balances are with client partners involved in the oil and natural gas industry, and these client partners may experience decreased cash flow from operations, or a reduction in their ability to access capital, during times when the oil or natural gas markets weaken. Enerflex may also extend credit to certain client partners for products and services that it provides during its normal course of business.

If a client partner experiences decreased cash flow from operations and limitations on their ability to incur debt or raise equity, a reduction in borrowing bases under reserve-based credit facilities, a lack of availability of debt or equity financing, or other factors that negatively impacts its financial condition, Enerflex may not be able to collect or enforce collections on all or a portion of the accounts receivable balance or credit balance from that client partner. Alternatively, the affected client partner may seek to preserve capital by pursuing price concessions, thereby putting margins under pressure, or by cancelling or determining not to renew recurring revenue contracts. Where contracts are renewed or renegotiated, these may be on less favourable commercial terms, or may transfer additional risk of liquidated damages, consequential loss, liability caps, and indemnities to the Company.

Any one of these occurrences may lead to a reduction in revenue and net income, which reduction could have a material adverse effect on Enerflex's business, financial condition, results from operations, and cash flows. Enerflex monitors its financial exposure to its client partners, but there can be no certainty that financial losses will not materialize or have a material adverse impact on the organization.

Enerflex is susceptible to health, safety, and environment risks throughout its operations

Enerflex's business is susceptible to health, safety, and environment risks inherent in manufacturing, construction, and operations in the oil and natural gas services industry. These risks include but are not limited to: equipment defects, malfunctions, and failures; vehicle collisions and other transportation incidents; and natural disasters or other catastrophic events that could result in uncontrollable flows of natural gas, untreated water or well fluids, fires, and explosions. Some of the Company's products are used in hazardous applications where an accident or a failure of a product could cause personal injury or loss of life, or damage to property, equipment, or the environment, as well as the suspension of the end-user's operations.

Failure to mitigate, prevent, or appropriately respond to a safety or health incident could result in injuries or fatalities among employees, contractors, visitors, or residents in communities near Company operations. Preventing or responding to accidents could also require Enerflex to expend significant time and effort, as well as financial resources to remediate safety issues, compensate injured parties, and repair damaged facilities.

If the Company or its products were to be involved in any of the aforementioned incidents, the Company could face litigation and may be held liable for losses arising from personal injuries or death, property damage, operational interruptions, and shutdown or abandonment of affected facilities. Defense and settlement costs associated with lawsuits and claims can be substantial. The Company could also face government-imposed orders to remedy unsafe conditions or circumstances, and penalties associated with the contravention of applicable health and safety legislation.

Safety is also key factor that client partners consider when selecting a service provider. A decline in the Company's safety performance could result in lower demand for products or services, which could have an adverse effect on Enerflex's business, financial condition, and results of operations.

Enerflex reduces its exposure to HSE risks through various means, including comprehensive security and safety assessments of all new projects and on an ongoing basis; contracting strategies; and by maintaining prudent levels of insurance, although such protections may not be adequate to cover all losses or liabilities that the Company may incur. See *"Risk Factors - Enerflex Specific Risks - Enerflex's business requires*

significant levels of insurance" in the Company's AIF for the limitations on insurance coverage and associated risks to the business.

The industry in which Enerflex operates is highly competitive

The Company has several competitors in all aspects of its business. There are low barriers to entry for natural gas processing and compression services, the processing and compression fabrication business, and several companies target the same client partners as Enerflex in markets where margins can be low and contract negotiations can be challenging. With respect to new market entrants, the Company faces increasing competition in LATAM and EH.

Consolidation within Enerflex's customer base further increases competitive pressures, as the balance of supply-and-demand is disrupted, and the Company is forced to compete for business from a smaller pool of customers. In AMS, customers may develop their own internal after-market service capabilities, further reducing the pool of potential customers. There is an ongoing risk that Enerflex's competitors expand their service offering or fabricate new equipment, or develop relationships with Enerflex's key original equipment manufacturers, which would create additional competition for the products, equipment, or services that Enerflex offers to client partners.

Some of the Company's competitors, particularly in the EI and ES product lines, are large, multi-national companies that may be able to adapt more quickly to technological changes within the industry or changes in economic and market conditions, more readily take advantage of acquisitions and other opportunities, leverage more cost-efficient internal supply chains, and adopt more aggressive pricing policies.

In terms of financial and operational performance, the Company faces considerable market pressure from competitors that may have lower costs of capital, diverse capital structures, and alternative reporting metrics. There is a risk that Enerflex is unable to take advantage of opportunities or be competitive on pricing to the extent necessary to compete with these companies, both for the reasons set out above and because of capital constraints, debt levels, and the costs associated with the stringent compliance requirements that apply to Enerflex as a public company.

The Company's ability to secure new business, maintain its market share, and achieve its strategic objectives could be affected by any one or more of these competitive pressures. This could have a material and adverse impact the Company's business, financial condition, and results of operations, as well as on the price and liquidity of Enerflex's securities. A detailed discussion of the competitive conditions in Enerflex's principal markets, and an assessment of Enerflex's competitive position, is included the *"Competitive Conditions"* section in the Company's AIF.

Economic and industry volatility could impact Enerflex's financial position

The industry in which Enerflex operates is highly reliant on the levels of capital expenditures made by oil and gas producers and explorers. The capital expenditures of these companies, along with those of midstream companies who service these oil and gas explorers and producers, impact the demand for Enerflex's equipment and services. Capital expenditure decisions are based on various factors, including but not limited to demand for hydrocarbons and prices of related products; exploration and development prospects in various jurisdictions; reserve production levels; oil and natural gas prices; regulatory compliance; and access to capital, none of which can be accurately predicted. More generally, the supply and demand for oil and natural gas is influenced by a number of factors, including political, economic, or military circumstances throughout the energy producing regions of the world. This has been highlighted by the Russian invasion of Ukraine as well as recent conflicts in the Middle East, which have had a substantial impact on supply and resulted in significant and rapid commodity price increases. More recently the actual or threatened imposition of import tariffs and retaliatory measures have created volatility in markets which can influence the demand for, or price, of the Company's solutions.

If economic conditions or international markets decline unexpectedly, or if there is an actual or perceived downturn in commodity prices over the long term, oil and gas producing client partners may decide to cancel or postpone major capital expenditures. This may lead to financial losses in the short term, and reduced demand for products and services offered by Enerflex and a restriction in the Company's ability to generate recurring revenue over the medium- to long term. The overall impact to the Enerflex business is difficult to predict and depends on many factors that are continually evolving and not within Enerflex's control, but any

such adverse conditions could have a material adverse effect on the Company's business, financial condition, and results of operations.

Adverse economic conditions present additional risks to Enerflex's business. A strong USD can make Engineered Systems fabricated in the USA less competitive in markets outside of the USA, adversely impacting the Company's reputation and competitive position in international markets and adversely affecting cash flows and access to capital for larger BOOM projects. The longer development cycle of BOOM projects also makes them particularly susceptible to the negative impacts of higher inflation, which presents financial risk over the lifetime of longer-term projects.

Conversely, strong economic conditions and competition for available personnel, materials, and major components may result in significant increases in the cost of obtaining such resources. To the greatest extent possible, Enerflex passes such cost increases on to its client partners and attempts to reduce these pressures through proactive supply chain and human resource practices. Should these efforts not be successful, the gross margin and profitability of Enerflex could be adversely affected.

The Company's liabilities include long-term debt that may be subject to fluctuations in interest rates. The Company's 9.00 percent Notes outstanding at December 31, 2024, are at fixed interest rates and therefore will not be impacted by fluctuations in market interest rates. The Company's RCF, however, is subject to changes in market interest rates. As at December 31, 2024, the Company had $191 million of indebtedness that is effectively subject to floating interest rates. Changes in economic conditions outside of Enerflex's control could result in higher interest rates, thereby increasing Enerflex's interest expense and in turn having material adverse impact on Enerflex's financial results and financial condition. For each one per cent change in the rate of interest on the RCF, the change in interest expense for the twelve months ended December 31, 2024, would be approximately $2 million. All interest charges are recorded in finance costs on the consolidated statements of earnings (loss). Any increase in market interest rates could have a material adverse impact on the Company's financial results, financial condition, or ability to declare and pay dividends. See *"Dividends – Restrictions on Paying Dividends"* in the Company's AIF.

Customer needs and expectations are evolving

Enerflex's ability to remain competitive and to achieve its strategic objectives depends in part on its ability to develop, adopt, integrate, and deploy new and emerging technologies, and to leverage technological innovations, across its operations, product, and service offerings. It also depends on its ability to understand and anticipate the evolving needs and expectations of its customer base more generally, across all the jurisdictions in which it operates, and to adapt its offerings and pricing to meet those expectations.

Development and adoption of new technologies, and development of new product and service offerings, requires significant investments of capital and resources, and the expenditure of time and costs in upskilling and reskilling employees. These costs may or may not be recoverable in the marketplace and may result in certain products and services being less profitable or economical than anticipated. If the Company is unable to quickly adapt to customers' evolving needs and expectations, either by failing to deploy technologically innovative offerings, or by failing to meet customer expectations as to product and service quality, project structure, pricing and contractual terms (including the allocation of risk), or otherwise, this could reduce demand for the Company's products and place Enerflex at a considerable competitive and reputational disadvantage. The Company's ability to sustain and create new revenue streams in existing markets and to enter and compete in new markets may be affected, which could have a material adverse impact on the operational and financial performance of the Company in the long term. It could also impact the Company's financial position through loss of long-term client partner relationships.

Successful execution of energy transition projects is reliant on regulatory and policy incentives such as the Section 45Q tax credit for CCUS, the Section 45V tax credit for clean hydrogen production, California low-carbon fuel standards, and many others. The elimination or loss of, or reduction in, such incentives could (i) decrease the attractiveness of such energy transition projects, equipment or facilities to potential client partners, reducing the Company's opportunities to commercialize the relevant projects, equipment or facilities, (ii) reduce the Company's willingness to pursue or develop certain projects, equipment or facilities due to higher operating costs or decreased revenue related to such projects, equipment or facilities, and/or (iii) cause the market for future energy transition projects, equipment or facilities to be smaller. Any of the foregoing could have a material adverse effect on the Company's ability to pursue opportunities in the energy

transition economy. Additionally, there are many geographies where relevant governments have not adopted or promulgated regulatory and policy incentives related to energy transition projects and applications. Enerflex may not be able to participate in providing energy transition solutions to client partners in those geographies unless and until such regulatory and policy incentives are adopted.

Enerflex's business requires significant levels of insurance

Enerflex's operations are subject to many risks, including without limitation risks inherent in the oil and natural gas services industry, such as equipment defects, and failures; risks of natural disasters with resultant uncontrollable flows of oil and natural gas, fires, spills, and explosions; and the additional risks identified in the *"Risk Factors"* section of the Company's AIF. These risks could expose Enerflex to substantial liability for personal injury, loss of life, business interruption, property damage, pollution, and other liabilities. Enerflex carries prudent levels of insurance to protect the Company against these risks, subject to appropriate deductibles and the availability of coverage. However, there can be no assurance that any such insurance policies will cover all losses or liabilities that may arise from the operation of Enerflex's business, or that claims made under the Company's policies are not in excess of policy limits or subject to substantial deductibles. Any losses or liabilities not so covered could have a material adverse effect on the Company's projections, business, results of operations, and financial condition. The occurrence of a significant event outside of the scope of coverage of the Enerflex insurance policies could have a material adverse effect on the Company's financial results.

An annual review of insurance coverage is completed to assess the risk of loss and risk mitigation alternatives. Natural occurrences, and geopolitical activities in recent years have strained insurance markets leading to increases in insurance costs and limitations on coverage. While Enerflex intends to maintain appropriate insurance coverage in the future, there can be no assurance that such coverage will be available on commercially reasonable terms, at levels of risk coverage or policy limits that management deems adequate, or on terms as favourable as Enerflex's current arrangements. Any claims made under the Company's policies may cause its premiums to increase.

Enerflex Specific Risks

Exposure to the risks associated with international operations

Enerflex is exposed to risks inherent in conducting international operations, including, but not limited to: social, political, and economic instability or other adverse social, political, and economic conditions; armed conflict; recessions and other economic crises that may impact the Company's cost of conducting business; adoption of new, or the expansion of existing, sanctions, trade restrictions, or embargoes; imposition of tariffs or changes to or segmentation of existing tariffs; imposition of price controls; difficulties in staffing and managing foreign operations including logistical, safety, security, and communication challenges; difficulties, delays, and expenses experienced or incurred in connection with the movement and clearance of personnel and goods through the customs and immigration authorities of multiple jurisdictions; difficulty in accessing remote project sites; difficulty in obtaining external approvals and other permits required to conduct operations; limitations on the Company's ability to repatriate cash, funds, or capital invested or held in jurisdictions outside Canada; difficulty or expense of enforcing contractual rights and the rule of law, due to the lack of a developed legal system or otherwise; confiscation, expropriation, or nationalization of property without fair compensation; and difficulties in engaging third-party agents to appropriately interface with clients or otherwise act on the Company's behalf in certain jurisdictions.

To the extent Enerflex's international operations are affected by any of the above, the Company's business, financial condition, and results of operations may be materially and adversely affected. To mitigate against these risks, the Company engages both internal and external legal counsel and expert advisors in each jurisdiction in which it operates. The Company endeavors to have appropriate contractual protections and prudent levels of insurance in place to mitigate these risks, although such protections may not be adequate to cover all losses or liabilities that the Company may incur. See *"Risk Factors - Enerflex Specific Risks - Enerflex's business requires significant levels of insurance"* for the limitations on insurance coverage and associated risks to the business.

Challenges in optimally deploying and accessing capital may impact Enerflex's business

Enerflex relies on its cash, as well as the credit and capital markets, to provide some of the capital required to continue operations. While access to capital does not present an immediate, material risk, Enerflex's higher costs of capital and competing demands for capital within the business could adversely impact the Company's financial and competitive position. The Company seeks to mitigate these risks by continuing with disciplined capital spending in 2025 and by continuously improving its capital allocation processes and assessments.

The Company's current financing agreements contain a number of covenants and restrictions that Enerflex, and its subsidiaries, must comply with including, but not limited to, use of proceeds, limitations on the ability to incur additional indebtedness, transactions with affiliates, mergers and acquisitions, and the Company's ability to sell assets. The Company's ability to comply with these covenants and restrictions may be affected by events beyond its control, including prevailing economic, financial, and industry conditions. If market or other economic conditions deteriorate, the Company's ability to comply with these covenants may be impaired. Failure to meet any of these covenants, financial ratios, or financial tests could result in events of default, requiring the Company to repay its indebtedness and could impair the Company's ability to access the capital markets for financing. While Enerflex is currently in compliance with all covenants, financial ratios, and financial tests, there can be no assurance that it will be able to comply with these covenants, financial ratios, and financial tests in future periods. These events could restrict the Company's and other guarantors' ability to fund its operations, meet its obligations associated with financial liabilities, or declare and pay dividends.

The Company may also be restricted in its ability to access capital on reasonable commercial terms, if at all, due to instability or disruptions to the capital markets, including the credit markets, or otherwise. Particularly for BOOM projects, the ability to access in-country project financing can present challenges. These projects are typically funded in-part by cash flows from the sale of Engineered Systems, and any reduction in these cash flows, may further jeopardize Enerflex's ability to fund these longer-term projects. Lack of access to capital may result in adverse consequences including: making it more difficult to satisfy contractual obligations; increasing vulnerability to general adverse economic conditions and industry conditions; limiting the ability to fund future working capital, capital expenditures, or acquisitions, and the ability to generate revenue; limiting the ability to refinance debt in the future or borrow additional funds to fund ongoing operations; and limiting the ability to pay future dividends to shareholders. See *"Dividends – Restrictions on Paying Dividends"* in the Company's AIF.

Information technology and information security is of critical importance to Enerflex

The Company is dependent upon the availability, capacity, reliability, and security of information technology infrastructure, to conduct its daily operations. Information technology assets and protocols become increasingly important to Enerflex as it continues to expand internationally, provide information technology access to global personnel, develop web-based applications to monitor products, and improve its business software applications. If any such programs or systems were to fail or create erroneous information in the Company's hardware or software network infrastructure, it could have a material adverse effect on the Company's business activities and reputation.

Enerflex may be threatened by or subjected to cyberattack risks such as cyber-fraud, viruses, malware infections, or social engineering activities like phishing and employee impersonation, which may result in adverse outcomes including, but not limited to, the exposure of sensitive data, disruption of operations, and diminished operating results. In recent years, cyberattacks have become more prevalent and much harder to detect and defend against. These threats may arise from a variety of sources, all ranging in sophistication from an individual hacker to alleged state-sponsored attacks. A cyberattack may be generic, or it may be custom crafted to target the specific information technology used by Enerflex. The occurrence of any such cyberattacks could adversely affect the Company's financial condition, operating results, and reputation.

The Company may be targeted by parties using fraudulent spoof and phishing emails to misappropriate Enerflex information, or the information of client partners and suppliers, or to introduce viruses or other

malware through “trojan horse” programs into computer networks of the Company, its client partners, or suppliers. These phishing emails may appear upon a cursory review to be legitimate emails sent by an employee or representative of Enerflex, its client partners, or suppliers. If a member of Enerflex or a member of one of its client partners or suppliers fails to recognize that a phishing email has been sent or received and responds to or forwards the phishing email, the attack could corrupt the computer networks and/or access confidential information of Enerflex, its client partners, employees, and/or suppliers, including passwords, through email or downloaded malware. In addition to spoof and phishing emails, network and storage applications may be subject to unauthorized access by hackers or breached due to operator error, malfeasance, or other system disruptions. It is often difficult to anticipate or immediately detect such incidents and the damage caused by them.

Security measures, such as incident monitoring, vulnerability testing, tabletop exercises, response planning, and employee education and training have been implemented to protect the Company’s information security and network infrastructure. However, the Company’s mitigation measures cannot provide absolute security, and its information technology infrastructure may be vulnerable to criminal cyberattacks or data security incidents due to employee or client partner error, malfeasance, or other vulnerabilities. Additionally, Enerflex is reliant on third-party service providers for certain information technology applications. While the Company conducts due diligence and believes that these third-party service providers have adequate security measures, there can be no assurance that these security measures will prevent any cyber events or computer viruses from impacting the applications upon which Enerflex relies.

If Enerflex’s information technology systems were to fail and the Company was unable to recover in a timely way, the Company might be unable to fulfill critical business functions, which could damage the Company’s reputation and have a material adverse effect on the business, financial condition, and results of operations. A breach of Enerflex’s information security measures or controls could result in losses of material or confidential information, reputational consequences, financial damages, breaches of privacy laws, damage to assets, safety issues, operational downtime or delays, and revenue losses. The significance of any such event is difficult to quantify but may in certain circumstances be material to the Company and could have adverse effects on the Company’s business, financial condition, and results of operations.

See *“Sustainability – Governance – Cybersecurity and Data Privacy”* in the Company’s AIF for details of Enerflex’s global cybersecurity program.

Reliance on contractors and sub-contractors exposes Enerflex to risk

Where appropriate, Enerflex may partner with third-party contractors to support project execution and delivery of products and services, and to carry out the operation and maintenance of equipment. These partnerships are essential for the Company’s success, but they introduce significant risks to the cost, quality, and on-time completion of projects. While the Company undertakes thorough due diligence of all potential contractors, they may nevertheless fail to meet the quality standards expected by the Company or its client partners, fail to properly maintain required operational licences, or face labour or supply chain disruptions that impede their ability to properly perform their obligations, any of which might give rise to project delays and cost overruns or damage the Company’s reputation. The Company could suffer similar adverse impacts if there is a breakdown of the Company’s relationship with a contractor, or if a contractor suffers financial distress or failure. There is the additional risk that contractors use the knowledge, skills and relationships developed alongside Enerflex to compete with the Company in future, resulting in loss of future opportunities.

Enerflex endeavors to mitigate these risks through appropriate contracting strategies with contractors, but Enerflex remains responsible to its client partners for the work performed. Should any of these risks materialize, they could expose Enerflex to liability and otherwise adversely impact the financial and operational results of the business.

Enerflex’s operations are subject to foreign exchange risk

In the normal course of operations, the Company is exposed to movements in the Canadian dollar, US dollar, Australian dollar, and Brazilian real. In addition, Enerflex has significant international exposure through export from its Canadian operations, as well as a number of foreign subsidiaries, the most significant of which are located in the USA, Argentina, Brazil, Colombia, Mexico, Bahrain, Oman, the UAE, and Australia.

The types of foreign exchange risk and the Company's related risk management strategies are set out below. Further information on Enerflex's hedging activities is provided in Note 27 *"Financial Instruments"* in the Financial Statements for the year ended December 31, 2024.

Transaction Exposure – The Company and its subsidiaries are exposed to translation risk of monetary items denominated in a currency different from their functional currency. The functional currency of the Company and Canadian operations is CAD. The operations are primarily exposed to changes in the exchange rates on transactions denominated in USD.

The Canadian operations of the Company source the majority of its products and major components from the USA. Consequently, reported costs of inventory and the transaction prices charged to client partners for equipment and parts are affected by the relative strength of the CAD. The Company also sells compression and processing packages in foreign currencies, primarily in USD. Most of Enerflex's international orders are manufactured in the USA if the contract is denominated in USD. This minimizes the Company's foreign currency exposure on these contracts. In the Middle East, the bulk of Enerflex's operations are in countries where local currencies have been long-term pegged to the USD, further minimizing foreign currency exposure. The Company has intercompany loans, receivables and payables with certain of its subsidiaries denominated in USD.

The Company identifies and hedges all significant transactional currency risks. Measures taken in terms of the hedging policy may not achieve its objective and may not fully derisk or offset adverse exchange rate movements, with the result that certain contractual margins are eroded.

The Company remains exposed to foreign exchange risk in light of the ongoing devaluation of the Argentine peso. The Company has implemented cash management strategies to mitigate foreign exchange losses due to further devaluation of the Argentine peso, primarily by minimizing cash available to sustain operations.

Translation Exposure – The functional currency of the Company is the CAD while the functional currency of most of its subsidiaries is the USD. Enerflex uses foreign currency borrowings to hedge against the exposure that arises from foreign subsidiaries that are translated to the CAD through a net investment hedge.

The Financial Statements of the Company are presented in USD. Assets and liabilities denominated in foreign currencies are translated into USD using the exchange rates in effect at the reporting dates. Unrealized translation gains and losses are deferred and included in accumulated other comprehensive losses.

Earnings from foreign currencies are translated into USD at average exchange rates for the period. As a result, fluctuations in the value of the USD relative to these other currencies will impact reported net earnings.

The business and operations of Enerflex involve inherent project execution risk

Enerflex's project expertise encompasses field production facilities, gas compression and processing plants, gas lift compression, refrigeration systems, treated water, and electric power equipment, primarily serving the natural gas production industry. The Company participates in some projects that have a relatively larger size and scope when compared to the majority of its projects, which may translate into more technically challenging conditions or performance specifications for its products and services. These projects typically specify delivery dates, performance criteria, penalties for the failure to perform, and may provide for liquidated damages. Other projects are concluded on a fixed-fee basis, which shifts risk from the client partner to Enerflex and which could result in unanticipated cost overruns.

The Company's ability to profitably execute on projects for client partners and meet contracted delivery dates is dependent on numerous factors which include, but are not limited to: changes in project scope; client partner delays; the availability and timeliness of external approvals and other required permits; skilled labor availability, productivity, and optimization; the availability of quality contractors to support execution of the Company's scope on the projects; the availability and cost of materials, parts, and services; the accuracy of design, engineering, and construction; the ability to safely access and perform work at the job site; and weather conditions. Inefficient project execution protocols and use of resources, aging information technology infrastructure, and over-reliance on manual processes could all also impact the Company's ability to meet contracted delivery dates.

Any failure to execute on projects for client partners in a timely and cost-effective manner risks the Company being held liable for contractual penalties and payment of liquidated damages and could have an adverse impact on the Company's reputation and ability to secure new projects. Where such failure relates to a larger

project, it could have a material adverse effect on the business, financial condition, results of operations, availability of working capital, and cash flows of the Company, while impacting Enerflex's operational and strategic risk tolerance.

Inefficient information technology systems and infrastructure can impede Enerflex's operations

The Company is dependent upon information technology systems and infrastructure, and the ability to expand and continually update this infrastructure, to conduct its daily operations. As these systems and infrastructure mature, costs of maintenance and repair rise. There is a risk of the Company becoming overly reliant on manual processes, which could result in operational inefficiencies and disruptions, errors in data and calculations, and a lack of optimization of data to support decision making throughout the Company's global operations. Outdated infrastructure impacts the Company's business agility, as it may be incompatible with, or may not have the capacity to support, the leveraging of new technologies required to meet changing market or customer needs. See also *"Risk Factors - Industry specific risks - Customer needs and expectations are evolving"* in the Company's AIF.

Any one or more of these risks has the potential to adversely impact the Company's business, operations, financial position, and reputation. Mitigating these risks requires ongoing investment in the development, adoption, and integration of advanced applications or systems, which requires significant investments of capital and resources. This could further adversely impact the Company's financial position.

Significant Accounting Estimates and Judgment

The timely preparation of the Financial Statements requires that Management make estimates and assumptions and use judgment. Estimates, assumptions, and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances, uncertainties about the current economic environment including significant market volatility in commodity prices, high inflation, high interest rates, and increasing energy prices.

Uncertainty about these assumptions and estimates could however result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. In the process of applying the Company's accounting policies, Management has made the following judgments, estimates, and assumptions, which have a significant effect on the amounts recognized in the Financial Statements:

Revenue Recognition – Performance Obligation Satisfied Over Time

The Company reflects revenue relating to performance obligations satisfied over time using the percentage-of-completion approach of accounting. The Company uses the input method of percentage-of-completion accounting, whereby actual input costs as a percentage of estimated total costs is used as the basis for determining the extent to which performance obligations are satisfied. The input method of percentage-of-completion accounting provides a faithful depiction of the transfer of control to the customer, as the Company is able to recover costs incurred relating to the satisfaction of the associated performance obligation. This approach to revenue recognition requires Management to make a number of estimates and assumptions surrounding the expected profitability of the contract, the estimated degree of completion based on cost progression, and other detailed factors. Although these factors are routinely reviewed as part of the project management process, changes in these estimates or assumptions could lead to changes in the revenue recognized in a given period.

Certain contracts also include aspects of variable consideration, such as price concessions, discounts, bonuses, liquidated damages on project delays, penalties, and disputed change orders. For these contracts, Management must make estimations as to the likelihood of the variable consideration being recognized or constrained, based on the status of each project, the potential value of variable consideration, communication received from the customer, and other factors. Management continues to monitor these factors. Changes in estimated cost or revenue associated with a project, including variable consideration, could result in material changes to revenue and gross margin recognized on certain projects.

Revenue Recognition – Performance Obligation Satisfied at a Point in Time

The Company reflects revenue relating to performance obligations satisfied at a point in time when control is transferred to the customer. Management applies judgment to determine the timing of when control is transferred to the customer – indicated by transfer of the legal title, physical possession, significant risks and rewards of ownership, or any combination of these indicators. When the Company is a lessor, and determines that a lease is a finance lease, the upfront sale of equipment is recognized at a point in time at lease commencement.

Provisions for Warranty

Provisions set aside for warranty exposures either relate to amounts provided systematically based on historical experience under contractual warranty obligations or specific provisions created in respect of individual customer issues undergoing commercial resolution and negotiation. Amounts set aside represent Management's best estimate of the likely settlement and the timing of any resolution with the relevant customer.

Business Acquisitions

In a business acquisition, the Company may acquire assets and assume certain liabilities of an acquired entity. Estimates are made as to the fair value of PP&E, intangible assets, and goodwill, among other items. In certain circumstances, such as the valuation of PP&E and intangible assets acquired, the Company relies on

independent third-party valuators. The determination of these fair values involves a variety of assumptions, including revenue growth rates, projected cash flows, customer attrition rates, operating margins, discount rates, and economic lives.

PP&E, EI Assets – Operating Leases and Intangible Assets

PP&E, EI assets – operating leases, and intangible assets are stated at cost less accumulated depreciation and accumulated amortization and any impairment losses. Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives of PP&E, EI assets – operating leases, and intangible assets is reviewed on an annual basis. Assessing the reasonableness of the estimated useful lives of PP&E, EI assets – operating leases, and intangible assets requires judgment and is based on currently available information. PP&E, EI assets – operating leases, and intangible assets are also reviewed for potential impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Changes in circumstances, such as technological advances and changes to business strategy can result in actual useful lives differing significantly from estimates. The assumptions used, including rates and methodologies, are reviewed on an ongoing basis to ensure they continue to be appropriate. Revisions to the estimated useful lives of PP&E, EI assets – operating leases, and intangible assets constitutes a change in accounting estimate and are applied prospectively.

Right-of-Use Asset and Lease Liability

The Company determines the right-of-use ("ROU") asset and lease liability for each lease upon commencement. In calculating the ROU asset and lease liability, the Company is required to determine a suitable discount rate in order to calculate the present value of the contractual payments for the right to use the underlying asset during the lease term. In addition, the Company is required to assess the term of the lease, including if the Company is reasonably certain to exercise options to extend the lease or terminate the lease. Discount rates and lease assumptions are reassessed when there is a lease modification.

EI Assets – Finance Leases Receivable

In calculating the value of the Company's finance leases receivable, the Company is required to determine the fair value of the underlying assets included in the finance lease transaction, or, if lower, the present value of the lease payments discounted using a market rate of interest. The fair value of the underlying assets should reflect the amount that the Company would otherwise recognize on a sale of those assets. The market rate of interest is estimated by considering the interest rate of relevant debt instruments with a similar maturity term to the contract.

Fair Value of Financial Instruments

The fair value of financial instruments is determined using the observable market data at the reporting date. When the fair value of financial instruments cannot be measured using observable market data, the Company exercises judgment to determine the appropriate valuation technique and makes assumptions based on the market conditions at the end of each reporting period. The valuation technique may include the use of third-party models, incorporating inputs derived from observable market data, such as independent price publications and credit spreads. Actual values may significantly differ from these estimates.

Allowance for Doubtful Accounts

Amounts included in allowance for doubtful accounts reflect the expected credit losses for trade receivables. The Company determines allowances based on Management's best estimate of future expected credit losses, considering historical default rates, current economic conditions, and forecasts of future economic conditions. Future economic conditions, especially around the oil and gas industry, may have a significant impact on the collectability of trade receivables from customers and the corresponding expected credit losses. Management has implemented additional monitoring processes in assessing the creditworthiness of customers and believes the current provision appropriately reflects the best estimate of its future expected credit losses. Significant or unanticipated changes in economic conditions could impact the magnitude of future expected credit losses.

Impairment of Inventories

The Company regularly reviews the nature and quantities of inventory on hand and evaluates the net realizable value of items based on historical usage patterns, known changes to equipment or processes, and customer demand for specific products. Significant or unanticipated changes in business conditions could impact the magnitude and timing of impairment recognized.

Impairment of Non-Financial Assets

Impairment exists when the carrying value of an asset or group of assets exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value-in-use. The value-in-use calculation is based on a discounted cash flow model, which requires the Company to estimate future cash flows and use judgment to determine a suitable discount rate to calculate the present value of those cash flows.

Impairment of Goodwill

The Company tests goodwill for impairment at least on an annual basis, or when there is any indication that goodwill may be impaired. This requires an estimation of the value-in-use of the groups of CGUs to which the goodwill is allocated. The Company has determined the group of CGUs to be its operating segments for purposes for its impairment assessment. Estimating the value-in-use requires an estimate of the expected future cash flows from each group of CGUs and using judgment to determine a suitable discount rate in order to calculate the present value of those cash flows. The methodology and assumptions used, as well as the results of the annual assessment performed are detailed in Note 12 *"Goodwill and Impairment Review of Goodwill"* of the Financial Statements.

Income Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Given the wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to taxable income. The Company establishes provisions for uncertain tax positions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective company's domicile. The Company reviews the adequacy of these provisions at the end of each reporting period and adjusts them as required. However, it is possible that, at some future date, current income tax liabilities are in excess of the Company's current income tax provision as a result of these audits, adjustments, or litigation with tax authorities. These differences could materially impact the Company's assets, liabilities, and net income.

Deferred tax assets are recognized for all unused tax losses, carried forward tax credits, or other deductible temporary differences to the extent that it is probable that taxable profit will be available against which these deferred tax assets can be utilized. Significant judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the timing of reversal, expiry of losses and the level of future taxable profits together with future tax planning strategies. The basis for this estimate is Management's cash flow projections. To the extent the Company determines the recoverability of deferred tax assets is unlikely, the deferred tax asset is not recognized. Management regularly assesses the unrecognized deferred tax asset to determine what portion can be recognized in response to changing economic conditions or recent events.

Share-Based Compensation

The Company employs the fair value method of accounting for its share-based compensation. The determination of the share-based compensation expense requires the use of estimates and assumptions based on exercise prices, market conditions, vesting criteria, length of employment, and past experiences of the Company. Changes in these estimates and future events could alter the determination of the provision for such compensation. Details concerning the assumptions used are described in Note 23 *"Share-Based Compensation"* of the Financial Statements.

Changes in Accounting Policies

(a) Change in Presentation Currency

Effective January 1, 2024, the Company changed its presentation currency from CAD to USD. The change provides more relevant reporting of the Company's financial position, given that a significant portion of the Company's legal entities apply USD as its functional currency and a significant portion of the Company's expenses, cash flows, assets, and revenue are denominated in USD. The change in presentation currency represents a voluntary change in accounting policy. The Company has applied the presentation currency change retrospectively, in accordance with the guidance in IAS 8 "Account Policies, Changes in Accounting Estimates and Errors". All periods presented in the Financial Statements have been translated into the new presentation currency, in accordance with the guidance in IAS 21 "The Effects of Changes in Foreign Exchange Rates".

The consolidated statements of earnings (loss) and other comprehensive income (loss) and the consolidated statements of cash flows have been translated into the presentation currency using the average exchange rates prevailing during each reporting period. In the consolidated statements of financial position, all assets and liabilities have been translated using the period-end exchange rates, and all resulting exchange differences have been recognized in accumulated other comprehensive losses. Shareholders' equity balances have been translated using historical rates in effect on the date of the transactions.

The functional currency of the parent Company and all its subsidiaries remain the same and will not be impacted by the presentation currency change. The functional currency of the parent Company is CAD and functional currency of most of its subsidiaries is USD.

The change in presentation currency resulted in the following impact on January 1, 2023, opening consolidated statement of financial position:

	Previously reported in CAD January 1, 2023	Presentation currency change	Reported in USD January 1, 2023
Total assets	$ 4,258	$ (1,114)	$ 3,144
Total liabilities	2,715	(711)	2,004
Total shareholders' equity	1,543	(403)	1,140

The change in presentation currency resulted in the following impact on the December 31, 2023, consolidated statement of financial position:

	Previously reported in CAD December 31, 2023	Presentation currency change	Reported in USD December 31, 2023
Total assets	$ 3,912	$ (954)	$ 2,958
Total liabilities	2,518	(614)	1,904
Total shareholders' equity	1,394	(340)	1,054

The change in presentation currency resulted in the following impact on the year ended December 31, 2023, consolidated statements of loss and comprehensive loss:

	Previously reported in CAD 2023	Presentation currency change	Reported in USD 2023
Net loss	$ (111)	$ 28	$ (83)
Total comprehensive loss	(138)	61	(77)

The change in presentation currency resulted in the following impact on the year ended December 31, 2023, consolidated statements of cash flows:

	Previously reported in CAD 2023	Presentation currency change	Reported in USD 2023
Cash provided by (used in):			
Operating activities	$ 273	$ (67)	$ 206
Investing activities	(159)	40	(119)
Financing activities	(200)	51	(149)

The change in presentation currency resulted in the following impact on the year ended December 31, 2023, basic and diluted loss per share:

	Previously reported in CAD 2023	Presentation currency change	Reported in USD 2023
Loss per share - basic	$ (0.90)	$ 0.23	$ (0.67)
Loss per share - diluted	(0.90)	0.23	(0.67)

(b) Amendments to Existing Standards

The Company has reviewed amendments to existing accounting standards. The following amendments, effective for annual periods beginning on or after January 1, 2024, were adopted by the Company as of January 1, 2024. There were no adjustments or additional disclosures that resulted from the adoption of these amendments.

i. IAS 1 Presentation of Financial Statements ("IAS 1")

In October 2022, the IASB issued amendments to clarify that the classification of liabilities as current or non-current is based solely on a company's right to defer settlement for at least twelve months at the reporting date. The right needs to exist at the reporting date and must have substance. In addition to the amendment from January 2020 where the IASB issued amendments to IAS 1, to provide a more general approach to the presentation of liabilities as current or non-current, only covenants with which a company must comply on or before the reporting date may affect this right. Covenants to be complied with after the reporting date do not affect the classification of a liability as current or non-current at the reporting date. However, disclosure about covenants is required to help users understand the risk that those liabilities could become repayable within 12 months after the reporting date.

ii. IFRS 16 Leases ("IFRS 16")

In September 2022, the IASB issued amendments to IFRS 16 that add subsequent measurement requirements for lease liabilities arising from sale and leaseback transactions for seller-lessees. The amendment does not prescribe specific measurement requirements for lease liabilities but measures the lease liability in a way that it does not recognize any amount of the gain or loss that relates to the right of use retained.

(c) New Accounting Pronouncements

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective.

i. IAS 21 The Effects of Changes in Foreign Exchange Rates ("IAS 21")

In August 2023, the IASB issued amendments to IAS 21 which specifies how an entity should assess whether a currency is exchangeable and how to estimate the spot exchange rate when a currency is not exchangeable.

Under the amendment, a currency is considered to be exchangeable into another currency when an entity is able to obtain the other currency within a timeframe that allows for a normal administrative delay and through

a market or exchange mechanism in which an exchange transaction would create enforceable rights and obligations. When a currency is not exchangeable, an entity estimates the spot rate as the rate at which an orderly transaction would take place between market participants at the measurement date that would reflect the prevailing economic conditions. An entity is required to disclose information that would enable users to evaluate when and how a currency's lack of exchangeability affects financial performance, financial positions, and cash flows of an entity.

The amendments are effective January 1, 2025, with early adoption permitted. Management believes this amendment will have no significant impact on the Company.

ii. IFRS 9 Financial Instruments (“IFRS 9”) and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”)

In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7 to clarify financial assets and financial liabilities are recognized and derecognized at settlement date except for regular way purchases or sales of financial assets and financial liabilities meeting conditions for new exception. The new exception permits companies to elect to derecognize certain financial liabilities settled via electronic payment systems earlier than the settlement date.

They also provide guidelines to assess contractual cash flow characteristics of financial assets, which apply to all contingent cash flows, including those arising from environmental, social, and governance (ESG)-linked features.

Additionally, these amendments introduce new disclosure requirements and update others.

The amendments will be effective for years beginning on or after January 1, 2026, with earlier adoption permitted. The Company is currently evaluating the impact of adopting the amendments to IFRS 9 and IFRS 7 on its Financial Statements.

iii. IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”)

On April 9, 2024, the IASB issued IFRS 18, the new standards on presentation and disclosure in financial statements. IFRS 18 will require defined subtotals in the Consolidated Statements of Earnings (Loss), require disclosure of management-defined performance measures (“MPM”), provide principles for the aggregation and disaggregation of information, and improve comparability across entities and reporting periods. IFRS 18 will replace IAS 1, presentation of financial statements, and retains many of the existing principals in IAS 1. IFRS 18 will be effective for years beginning on or after January 1, 2027, with earlier application permitted. Retrospective application is required.

The issuance of IFRS 18 had consequential amendments to other accounting standards as follows:

IAS 7 Statement of Cash Flows (“IAS 7”)

Narrow-scope amendments have been made to IAS 7, which include changing the starting point for determining cash flows from operations under the indirect method from ‘profit or loss’ to ‘operating profit or loss’. The optionality around classification of cash flows from dividends and interest in the statement of cash flows has also largely been removed.

IAS 33 Earnings per Share (“IAS 33”)

IAS 33 has been amended to include additional requirements that permit entities to disclose additional amounts per share, only if the numerator used in the calculation is an amount attributed to ordinary equity holders of the parent entity and a total or subtotal identified by IFRS 18, or MPM as defined by IFRS 18.

The Company is currently evaluating the impact of adopting IFRS 18 and the consequential amendments to other accounting standards on its Financial Statements.

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate disclosures controls and processes ("DC&P"). DC&P are designed to ensure that information required to be disclosed in Enerflex's financial reports is recorded, processed, summarized and reported to the Company's Management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Management recognizes that any system of controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Due to the inherent limitations of control systems, not all misstatements may be detected. For example, there may be faulty judgments in decision-making or breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the acts of individuals, by collusion of two or more people, or by Management override of the control. Controls and procedures can only provide reasonable, not absolute, assurance that the desired control objectives have been met.

Based on the Company's evaluation, Management concluded that its DC&P were effective as of December 31, 2024.

Internal Control Over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR"). ICFR is a framework designed to provide reasonable assurance regarding the preparation and reliability of the consolidated financial statements for external reporting in accordance with IFRS.

Under the supervision, and with the participation, of Enerflex's Management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of its ICFR as of December 31, 2024, the end of the period covered by this MD&A. In conducting this evaluation, Management used the criteria described in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO 2013 Framework").

Based on the Company's evaluation, Management concluded that its ICFR were effective as of December 31, 2024.

Ernst & Young LLP, an independent registered public accounting firm, who audited and reported on our Financial Statements for the year ended December 31, 2024, has issued an attestation report on our ICFR as of December 31, 2024. Their attestation report is included with our Financial Statements.

Remediation of Previously Reported Material Weaknesses

As previously disclosed in Enerflex's Management Discussion and Analysis for the financial year ended December 31, 2023, in connection with its assessment for the year ended December 31, 2023, Enerflex's Management identified the following material weaknesses in its ICFR that existed as of December 31, 2023 based on the provisions of the COSO 2013 Framework, specifically the control activities, information and communication, and monitoring components:

- Lack of consistent written policies and control procedures designed to be sufficiently precise to prevent and detect errors that have the potential to aggregate to a material amount;
- Insufficient evidencing and retention of documentation to support the review and approval of various controls;
- An ineffective information and communication process resulting from insufficient design and operation of control activities and inconsistent validation of the accuracy and completeness of information used in the execution of internal controls, primarily related to reports used to extract information from financial reporting systems and spreadsheets that utilize the extracted data; and
- As a consequence of the above material weaknesses the Company was unable to achieve effective monitoring, as controls did not operate over a sufficient period to enable an evaluation of operating effectiveness.

To address the material weakness pertaining to a lack of consistent written policies and control procedures designed to be sufficiently precise to prevent and detect errors that have the potential to aggregate to a material amount, Management implemented the following remediation steps:

- Developed consistent written policies and control procedures that were sufficiently precise to prevent and detect errors;
- Documented all significant processes, the inherent financial reporting risks associated with those processes, and the controls in place to mitigate those risks;
- Enhanced resources to support the development of the policies and procedures; and
- Trained control owners while providing support to ensure understanding of the requirements outlined in the policies and procedures.

To address the material weakness pertaining to insufficient evidencing and retention of documentation to support the review and approval of various controls, Management implemented the following remediation steps:

- Developed written policies clearly outlining the requirements associated with evidencing and retaining documentation to support review and approval of all controls;
- Enhanced resources to support the evidencing and retention of documentation;
- Provided additional training and support to control owners to ensure understanding of the requirements for evidencing and retention of documentation to support the review and approval of all controls;
- Engaged subject matter experts to address and educate control owners on any deficiencies that were identified through testing.

To address the material weakness pertaining to an ineffective information and communication process resulting from insufficient design and operation of control activities and inconsistent validation of the accuracy and completeness of information used in the execution of internal controls, primarily related to reports used to extract information from financial reporting systems and spreadsheets that utilize the extracted data, Management implemented the following remediation steps:

- Centralized the identification of all reports used in the execution of internal controls, with the support of internal audit and third parties;
- Enhanced resources to support the design and operation of control activities associated with validation of the accuracy and completeness of information used in the execution of controls;
- Enhanced the required access controls, change management controls and spreadsheet controls over the Company's key reports to ensure that proper validation of the accuracy and completeness of the data in the key reports; and
- Provided additional training and support to control owners to ensure understanding of requirements for evidence and documentation to demonstrate that the reports and data used in the execution of the internal controls are accurate and complete.

To address the material weakness that as a consequence of the above material weaknesses the Company was unable to achieve effective monitoring, as controls did not operate over a sufficient period to enable an evaluation of operating effectiveness, Management implemented the following remediation steps:

- Remediated the above material weaknesses to permit the evaluation of the operating effectiveness of those controls;
- Invested in a centrally managed, cross-regional SOx coordination network to drive progress;
- Established a SOx Steering Committee at the executive leadership level to embed SOx compliance accountability throughout the Company;
- Enhanced resources to support remediation of control activities and improve audit evidence protocols;
- Invested in documenting all significant processes, their inherent financial reporting risks, the controls in place to mitigate them, and training those accountable for performing the controls;
- Ensured frequent communication and oversight by the Audit Committee and the Executive Management Team;
- Embedded SOx compliance as a component in the 2024 employee compensation model; and
- Leveraged third party and internal audit resources to support Management's assessment of the control environment for 2024 and to address deficiencies identified in a consistent, efficient and effective manner.

Changes in Internal Control Over Financial Reporting:

Management regularly reviews its system of ICFR and makes changes to the Company's processes and systems to improve controls and increase efficiency. Except for the changes in connection with our implementation of the remediation plan discussed above, there have been no significant additional changes in the design of the Company's ICFR during the three months ended December 31, 2024, that would materially affect, or is reasonably likely to materially affect, the Company's ICFR.

Subsequent Events

Potential USA and Canada Tariffs

The Company continues to closely monitor geopolitical tensions across North America, including the potential application of tariffs as announced by the USA and Canada Governments subsequent to December 31, 2024. Enerflex's operations in the USA, Canada and Mexico are largely distinct in the customers and projects they serve, and given our diversified operations and proactive risk management, the Company has been working to mitigate the impact of potential tariffs. The timing and impact of the tariffs on the Company's financial results cannot currently be quantified.

Declaration of Dividends

Subsequent to December 31, 2024, Enerflex declared a quarterly dividend of CAD $0.0375 per share, payable on March 24, 2025, to shareholders of record on March 10, 2025. The Board will continue to evaluate dividend payments on a quarterly basis, based on the availability of cash flow, anticipated market conditions, and the general needs of the business.

Forward-Looking Statements

This MD&A contains "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" (and together with "forward-looking information", "FLI") within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements relate to the respective Management expectations about future events, results of operations, and the future performance (both financial and operational) and business prospects of Enerflex. All statements other than statements of historical fact are FLI. The use of any of the words "anticipate", "future", "plan", "contemplate", "continue", "estimate", "expect", "intend", "propose", "might", "may", "will", "shall", "project", "should", "could", "would", "believe", "predict", "forecast", "pursue", "potential", "objective", "capable", and similar expressions, are intended to identify FLI. In particular, this MD&A includes (without limitation) FLI pertaining to: the ability of the Company to successfully secure service contracts on favourable terms with client partners to facilitate recurring business; that global demand for natural gas remains and will continue to be robust particularly in the Company's key operating regions; disclosures under the heading "Outlook" including: (i) for 2025, steady demand across business lines and geographic regions; (ii) that operating results will be underpinned by the EI and AMS product lines, which together will account for 65 percent of the Company's gross margin before depreciation and amortization; (iii) the EI product line, supported by customer contracts, will generate approximately $1.5 billion of revenue during their current terms; (iv) in respect of the ES product line, a majority of the approximate $1.3 billion backlog (as at December 31, 2024), will be converted into revenue over the next 12 months; (v) ES gross margin before depreciation and amortization is expected to be more consistent with the historical long-term average for this business line; notwithstanding, near-term revenue is expected to remain steady; (vi) the direct impact on Enerflex's business, in light of certain geopolitical tensions, including potential tariffs, is expected to be mitigated by the Company's diversified operations and proactive risk management; (vii) in respect of the USA, expectations that the Company is well positioned to benefit from growth in domestic energy production; (viii) that the 2025 capital program will be disciplined with total capital expenditures of $110 million to $130 million, inclusive of approximately $70 million for maintenance and PP&E capital expenditures; (ix) the ability of the Company to increase direct shareholder returns and the timing and quantum, if any, associated therewith; (x) expectations to settle the

outstanding amounts with the customer in respect of the EH Cryo project within the next twelve months; and (xi) the ability of Enerflex to recover all amounts owing in respect of the EH Cryo project, including the unbilled revenue, if at all; risks that new tariffs imposed along with any countervailing tariffs, may adversely affect the demand and/or market price for Enerflex's products and/or otherwise adversely affects Enerflex; the Company's backlog including the ES backlog and the ability to secure future ES bookings which increases the backlog in the period they are received; expectations for near-term revenue of the ES business driven by the backlog of $1.3 billion as at December 31, 2024; the ability of the Company to capitalize on opportunities should they proceed including opportunities in the LATAM region; the ability of the Company to diversify and expand its EI and AMS offerings which will offer longer-term stability in earnings; expectations that cashflow from operations in 2025, together with cash and cash equivalents on hand and currently available credit facilities, will be sufficient to fund Enerflex's requirements for investments in working capital and capital assets; the ability for the Company to continue to meet its covenant requirements of its funded debt, including the secured RCF and Notes; expectations that the Company uses its cash and cash equivalents, and available capacity under its RCF to fund its contractual obligations; risks that the assumptions, estimates, and analysis impacting Enerflex's growth projections may not materialize for reasons beyond the Company's control or at all, and this may negatively impact the Company's business, financial condition, results of operations, and cash flow; risks associated with Enerflex's supply chain and the partial or complete loss of certain suppliers could result in increased costs and project delays, could have a negative impact on Enerflex's results of operations, could damage client partner relationships, and could affect Enerflex's competitive position; risks associated with the ability of the Company to obtain and maintain prudent levels of insurance, and that such coverage will be available on commercially reasonable terms, at levels of risk coverage or policy limits that management deems adequate, or on terms as favourable as Enerflex's current arrangements; expectations that third-party service providers have adequate security measures and that such security measures will prevent any cyber events or computer viruses from impacting the applications upon which Enerflex relies; risks associated with foreign exchange and movement in the Canadian dollar, US dollar, Australian dollar, and Brazilian real and efforts by the Company to hedge all significant transactional currency risks and that such efforts will be successful; the development and continued growth of a future LNG export industry in North America, that such industry will provide additional opportunities for the Company, and the timing associated therewith; and that the Board will set the Company's quarterly dividends based on the availability of cash flow, anticipated market conditions, and the general needs of the business and that this will support expectations regarding the continued payment of the quarterly dividend of CAD $0.0375 per share.

This FLI is based on assumptions, estimates, and analysis made by Enerflex and its perception of trends, current conditions, and expected developments, as well as other factors that are believed by Enerflex to be reasonable and relevant in the circumstances. All FLI in this MD&A are subject to important risks, uncertainties, and assumptions, which are difficult to predict and which may affect Enerflex's operations, including, without limitation: industry conditions including supply and demand fundamentals for crude oil and natural gas; expected increases in natural gas and produced water volumes across Enerflex's core operating countries; the impact of economic conditions including volatility in the price of crude oil, natural gas, and natural gas liquids; supply chain interruptions leading to delays in receiving materials and parts to produce equipment and/or the impact of tariffs and/or retaliatory tariffs on the supply chain; interest rates and foreign exchange rates; new environmental, taxation, and other laws and regulations; fundamentals for contract compression in the USA and expected increases in natural gas production in the Permian and capital spending discipline from market participants; estimates and assumptions surrounding the expected proceeds and profitability of the EH Cryo project contract, the estimated degree of completion based on cost progression and other factors that impact the amount of revenue recognized for the project; improved natural gas prices in NAM and the medium-term outlook for ES products and services; the fulfilment by our customer partners of the terms of their contracts; the ability to continue to build and improve on proven manufacturing capabilities and innovate into new product lines and new and emerging markets; increased competition across all business lines; insufficient funds to support capital investments required to grow the business; the lack of availability of qualified personnel or management and difficulties in retaining qualified personnel; political unrest; and other factors, many of which are beyond the control of Enerflex.

Readers are cautioned that the foregoing list of assumptions and risk factors should not be construed as exhaustive. While Enerflex believes that there is a reasonable basis for the FLI included in this MD&A, as a result of such known and unknown risks, uncertainties, and other factors, actual results, performance, or achievements could differ and such differences could be material from those expressed in, or implied by,

these statements. The FLI included in this MD&A should not be unduly relied upon as a number of factors could cause actual results to differ materially from the results discussed in these forward-looking statements, including but not limited to: the interpretation and treatment of the acquisition of Exterran Corporation by tax authorities; the ability to maintain desirable financial ratios; the ability to access various sources of debt and equity capital, generally, and on acceptable terms, if at all; the ability to utilize tax losses in the future; the ability to maintain relationships with partners and to successfully manage and operate the business; risks associated with technology and equipment, including potential cyberattacks; the occurrence of unexpected events such as pandemics, war, terrorist threats, and the instability resulting therefrom; risks associated with existing and potential future lawsuits, shareholder proposals, and regulatory actions; and those factors referred to under the heading "Risk Factors" in Enerflex's AIF for the year ended December 31, 2024.

This MD&A contains information that may constitute future-oriented financial information or financial outlook information ("FOFI") about Enerflex and its prospective financial performance, financial position, or cash flows, all of which is subject to the same assumptions, risk factors, limitations, and qualifications as set forth above. Except as otherwise stated herein, the FOFI included in this MD&A was made and approved by management as of the date hereof. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. The Company's actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. The inclusion of FOFI in this MD&A is to provide readers with a more complete perspective on the Company's future operations and Management's current expectations regarding the Company's future performance. Readers are cautioned that such information may not be appropriate for other purposes.

The FLI and FOFI contained herein is expressly qualified in its entirety by the above cautionary statement. The FLI included in this MD&A are made as of the date of this MD&A and, other than as required by law, the Company disclaims any intention or obligation to update or revise any FLI, whether as a result of new information, future events or otherwise.

Management’s Responsibility for Financial Position

To the Shareholders of Enerflex Ltd.

The accompanying consolidated financial statements and all information in the Annual Report have been prepared by Management and approved by the Board of Directors of the Company. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and, where appropriate, reflect Management’s best estimates and judgments. Management is responsible for the accuracy, integrity, and objectivity of the consolidated financial statements within reasonable limits of materiality and for the consistency of financial data included in the text of the Annual Report with that in the consolidated financial statements.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls over financial reporting as described in Management’s Annual Report on Internal Control Over Financial Reporting on page M-47 of Management’s Discussion and Analysis.

The Audit Committee is appointed by the Board of Directors annually, and is comprised exclusively of outside, independent directors. The Audit Committee meets with management, as well as with the external auditors, Ernst & Young LLP, to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the auditors’ report. The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The external auditors have direct access to the Audit Committee of the Board of Directors.

The consolidated financial statements have been audited independently by Ernst & Young LLP on behalf of the shareholders in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB). Their report outlines the nature of their audits and expresses their opinion on the consolidated financial statements.

[signed] “Marc E. Rossiter”

Marc E. Rossiter

President, Chief Executive Officer, and Director

[signed] “Preet S. Dhindsa”

Preet S. Dhindsa

Senior Vice President and Chief Financial Officer

February 26, 2025

Management's Responsibility for Internal Control Over Financial Reporting

To the Shareholders of Enerflex Ltd.

The following report is provided by Management in respect of Enerflex Ltd. ("Enerflex" or the "Company") internal control over financial reporting as defined in Rules 13a-15f and 15d-15f under the United States Securities Exchange Act of 1034 and National Instrument 52-109 Certification of Disclosure in issuers' Annual and Interim Filings.

Management is responsible for establishing and maintaining adequate disclosures controls and processes ("DC&P"). DC&P are designed to ensure that information required to be disclosed in Enerflex's financial reports is recorded, processed, summarized and reported to the Company's Management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Management recognizes that any system of controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Due to the inherent limitations of control systems, not all misstatements may be detected. For example, there may be faulty judgments in decision-making or breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the acts of individuals, by collusion of two or more people, or by Management override of the control. Controls and procedures can only provide reasonable, not absolute, assurance that the desired control objectives have been met.

Based on the Company's evaluation, Management concluded that its DC&P were effective as of December 31, 2024.

Management is also responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR"). ICFR is a framework designed to provide reasonable assurance regarding the preparation and reliability of the consolidated financial statements for external reporting in accordance with IFRS.

Under the supervision, and with the participation, of Enerflex's Management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of its ICFR as of December 31, 2024. In conducting this evaluation, Management used the criteria described in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO 2013 Framework").

Based on the Company's evaluation, Management concluded that its ICFR were effective as of December 31, 2024.

Ernst & Young LLP, an independent registered public accounting firm, who audited and reported on our Financial Statements for the year ended December 31, 2024, has issued an attestation report on our ICFR as of December 31, 2024. Their attestation report is included with our Financial Statements.

Changes in Internal Control Over Financial Reporting:

Management regularly reviews its system of ICFR and makes changes to the Company's processes and systems to improve controls and increase efficiency. Except for the changes in connection with our implementation of the remediation plan discussed above, there have been no significant additional changes in the design of the Company's ICFR during the three months ended December 31, 2024, that would materially affect, or is reasonably likely to materially affect, the Company's ICFR.

[signed] "Marc E. Rossiter"

Marc E. Rossiter
President, Chief Executive Officer, and Director

[signed] "Preet S. Dhindsa"

Preet S. Dhindsa
Senior Vice President and Chief Financial Officer

February 26, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Enerflex Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Enerflex Ltd. (the "Company") as of December 31, 2024 and 2023 and January 1, 2023, the related consolidated statements of earnings (loss) and other comprehensive income (loss), cash flows and changes in equity for the years ended December 31, 2024 and 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023 and January 1, 2023, and its financial performance and its cash flows for the years ended December 31, 2024 and 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission "(2013 framework)," and our report dated February 26, 2025 expressed an unqualified opinion thereon.

Change in Presentation Currency

As discussed in Note 4 to the consolidated financial statements, the Company has elected to change its presentation currency from Canadian dollars to United States dollars in the year ended December 31, 2024 on a retrospective basis.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Measurement of revenue recognized from the supply of engineered systems

Description of the Matter	For the year ended December 31, 2024, the Company recognized $1,238 million of revenue from the supply of engineered systems. As described in notes 3r, 5 and 21 to the consolidated financial statements, revenues from the supply of engineered systems typically involve engineering, design, manufacture, installation and start-up of equipment recognized on a percentage-of-completion basis proportionate to the costs incurred in the construction of the project. Auditing the Company's measurement of revenue related to engineered systems projects recognized using percentage-of-completion accounting, where the Company had not fulfilled all performance obligations of the contract's scope of work at December 31, 2024, was determined to be a critical audit matter as it involved significant judgement in estimating the efforts to complete such projects or to determine the variable consideration expected under the contract. This requires a high degree of auditor judgement and effort in evaluating audit evidence related to management assumptions including estimates of the expected profitability of each contract and estimates of efforts required to complete any remaining performance obligations. In addition, auditor judgment was involved in evaluating management's estimates as to the likelihood of the variable consideration being recognized or constrained based on the status of each project, the potential value of variable consideration, communication received from the customer, and other factors.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of relevant internal controls over the Company's revenue recognition process including internal controls over management's review of the estimated degree of completion based on cost progression for each contract and management's validation that the data used in these estimates was complete and accurate. We also tested internal controls over management's estimates related to variable consideration including the Company's assessment of factors that can affect these estimates. To test the measurement of revenue recognized based on percentage-of-completion accounting, we performed audit procedures that included, among others, evaluating a sample of contractual arrangements, including pricing and billing terms, change orders and terms and conditions impacting revenue recognition, if any. For a sample of projects, we obtained an understanding of the projects' performance throughout the year and at year-end through inquiries with project managers from the contract project team. We evaluated the reasonableness of management's assumptions for estimated costs to complete by comparing the key inputs in the initial budget to actual costs incurred, and assessing trends based on our knowledge of similar projects. We evaluated the reasonableness of management's historical estimates of efforts required to complete any remaining performance obligations by comparing previous cost estimation forecasts to actual results. For a sample of projects, we also evaluated the reasonableness of management's assumptions related to estimated variable consideration by making inquiries of management about their assessment of factors that can affect these estimates and examining documentation that supports management's estimates.

Evaluation of goodwill impairment – Eastern Hemisphere operating segment

Description of the Matter	At December 31, 2024, the Company's goodwill was $422 million, of that, $258 million relates to the Eastern Hemisphere operating segment. As disclosed in notes 3k, 5, 12 and 33 to the consolidated financial statements, for the purposes of its impairment assessment, goodwill is allocated to cash generating units, which the Company has determined to be

	its operating segments. Goodwill is tested for impairment annually, or at any time an indicator of impairment exists. Auditing the recoverable amount in the Company's goodwill impairment test for the Eastern Hemisphere operating segment was determined to be a critical audit matter as it involved significant estimation uncertainty and judgement primarily due to the sensitivity of the estimated recoverable amount to underlying significant assumptions. Significant assumptions included revenue growth rate, EBIT, terminal growth rate and discount rate, which are affected by expectations about future market and economic conditions.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's goodwill impairment review process, including controls over management's development and review of the significant assumptions described above and review of the reasonableness of the data utilized in the Company's valuation analysis. To test the estimated recoverable amount of the Company's Eastern Hemisphere operating segment, our audit procedures included, among others, assessing management's methodologies and testing the significant assumptions discussed above and the completeness and accuracy of underlying data used by the Company in its analysis. We evaluated management's cash flow projections, revenue growth rate, and EBIT to identify, understand and evaluate changes as compared to historical results. We compared commodity price forecasts used in management's revenue growth rate assumption to external industry outlook data. We involved our valuation specialists to assess the Company's impairment model, valuation methodology applied, and certain significant assumptions, including the discount rate and terminal growth rate. We also assessed the historical accuracy of management's estimates and performed sensitivity analyses on significant assumptions including EBIT and the discount rate to evaluate the changes in the recoverable amount of the operating segment that would result from changes in the assumptions.

/s/ Ernst & Young LLP

Chartered Professional Accountants

We have served as the Company's auditor since 2010.

Calgary, Canada

February 26, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Enerflex Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited Enerflex Ltd.'s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Enerflex Ltd. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2024 and 2023 and January 1, 2023, the related consolidated statements of earnings (loss) and other comprehensive income (loss), cash flows and changes in equity for the two years ended December 31, 2024 and 2023 and the related notes, and our report dated February 26, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included under the heading Internal Control Over Financial Reporting contained in the accompanying management's discussion and analysis. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Calgary, Canada

February 26, 2025

Consolidated Financial Statements



Enerflex

Consolidated Financial Statements

Consolidated Statements of Financial Position

($ United States millions)		December 31, 2024		December 31, 2023		January 1,2023[1]
Assets						
Current assets						
Cash and cash equivalents	$	**92**	$	95	$	187
Short-term investments		-		11		-
Accounts receivable (Note 6)		**398**		398		337
Unbilled revenue[2] (Note 6)		**157**		174		138
Inventories (Note 7)		**258**		294		273
Work-in-progress related to finance leases (Note 7)		**35**		-		31
Energy infrastructure (“EI”) assets – finance leases receivable (Note 9b)		**49**		43		44
Income taxes receivable (Note 19)		**3**		3		8
Derivative financial instruments (Note 27)		-		-		1
Prepayments		**49**		58		53
Assets held for sale		-		7		-
Total current assets		**1,041**		1,083		1,072
Unbilled revenue[2] (Note 6)		**2**		135		165
Property, plant and equipment ("PP&E") (Note 8)		**96**		104		113
EI assets – operating leases (Note 9a)		**713**		864		914
EI assets – finance leases receivable (Note 9b)		**189**		161		173
Lease right-of-use assets (Note 10)		**58**		62		58
Deferred tax assets (Note 19)		**24**		21		16
Intangible assets (Note 11)		**37**		55		76
Goodwill (Note 12)		**422**		433		498
Other assets (Note 13)		**209**		40		59
Total assets	$	**2,791**	$	2,958	$	3,144
Liabilities and Shareholders’ Equity						
Current liabilities						
Accounts payable and accrued liabilities (Note 14)	$	**413**	$	424	$	464
Provisions (Note 15)		**22**		20		14
Income taxes payable (Note 19)		**79**		56		55
Deferred revenue (Note 16)		**375**		297		270
Current portion of long-term debt (Note 17)		-		40		20
Lease liabilities (Note 18)		**22**		19		15
Derivative financial instruments (Note 27)		-		1		1
Other current liabilities		-		6		-
Liabilities associated with assets held for sale		-		5		-
Total current liabilities		**911**		868		839
Deferred revenue (Note 16)		**11**		22		25
Long-term debt (Note 17)		**708**		879		1,007
Lease liabilities (Note 18)		**47**		57		54
Deferred tax liabilities (Note 19)		**48**		65		65
Other liabilities		**17**		13		14
Total liabilities	$	**1,742**	$	1,904	$	2,004
Shareholders’ equity						
Share capital (Note 20)	$	**505**	$	504	$	503
Contributed surplus		**678**		678		678
Retained earnings		**80**		58		151
Accumulated other comprehensive losses		**(214)**		(186)		(192)
Total shareholders’ equity		**1,049**		1,054		1,140
Total liabilities and shareholders’ equity	$	**2,791**	$	2,958	$	3,144

[1] Effective January 1, 2024, the Company changed its presentation currency from Canadian dollars to United States dollars. Refer to Note 4 “Changes in Accounting Policies” for further details.
[2] Unbilled revenue was previously titled contract assets. There were no dollar amounts reclassified as a result of the change in name.

See accompanying notes to the consolidated financial statements, including Note 30 “Guarantees, Commitments, and Contingencies”.

Consolidated Statements of Earnings (Loss) and Other Comprehensive Income (Loss)

($ United States millions, except per share amounts)	Years ended December 31, 2024	2023
Revenue (Note 21)	**$ 2,414**	$ 2,343
Cost of goods sold ("COGS")	**1,910**	1,886
Gross margin	**504**	457
Selling, general and administrative expenses ("SG&A") (Note 22)	**327**	293
Foreign exchange ("FX") loss	**4**	43
Operating income	**173**	121
Loss on disposal of PP&E (Note 8)	**-**	(2)
Loss on financial instruments	**(11)**	(14)
Gain on redemption options (Note 13)	**17**	-
Equity earnings from associates and joint ventures	**-**	2
Impairment of goodwill (Note 12)	**-**	(65)
Earnings before finance costs and income taxes ("EBIT")	**179**	42
Net finance costs (Note 25)	**98**	94
Earnings (loss) before income taxes ("EBT")	**81**	(52)
Current income taxes	**72**	39
Deferred income taxes	**(23)**	(8)
Income taxes (Note 19)	**49**	31
Net earnings (loss)	**$ 32**	$ (83)
Other comprehensive income (loss)		
Items that may be reclassified to profit or loss in subsequent periods:		
Gain on derivatives designated as cash flow hedges transferred to net earnings (loss), net of income tax expense	**1**	-
Unrealized gain (loss) on translation of foreign-denominated debt	**(51)**	15
Unrealized gain (loss) on translation of financial statements of foreign operations	**22**	(9)
Other comprehensive income (loss)	**(28)**	6
Total comprehensive income (loss)	**$ 4**	$ (77)
Earnings (loss) per share – basic (Note 26)	**$ 0.26**	$ (0.67)
Earnings (loss) per share – diluted (Note 26)	**$ 0.26**	$ (0.67)
Weighted average number of shares – basic	**124,023,920**	123,834,242
Weighted average number of shares – diluted	**124,164,271**	123,834,242

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

($ United States millions)		Years ended December 31, 2024		2023
Operating Activities				
Net earnings (loss)	**$**	**32**	$	(83)
Items not requiring cash and cash equivalents:				
Depreciation and amortization		**185**		198
Equity earnings from associates and joint ventures		**-**		(2)
Deferred income taxes (Note 19)		**(23)**		(8)
Share-based compensation expense (Note 23)		**29**		6
Loss on disposal of PP&E (Note 8)		**-**		2
Loss on financial instruments		**11**		14
Gain on redemption options (Note 13)		**(17)**		-
Impairment of EI assets – operating leases (Note 9a)		**1**		1
Impairment of goodwill (Note 12)		**-**		65
		218		193
Net change in working capital and other (Note 29)		**106**		13
Cash provided by operating activities	**$**	**324**	$	206
Investing Activities				
Additions to:				
PP&E (Note 8)	**$**	**(16)**	$	(16)
EI assets – operating leases (Note 9a)		**(59)**		(90)
Intangibles (Note 11)		**(2)**		(5)
Proceeds on disposal of:				
PP&E (Note 8)		**-**		6
EI assets – operating leases (Note 9a)		**3**		24
Net purchases of financial instruments		**-**		(25)
Net change in working capital associated with investing activities		**15**		(13)
Cash used in investing activities	**$**	**(59)**	$	(119)
Financing Activities				
Repayment of the Revolving Credit Facility (Note 17)	**$**	**(41)**	$	(102)
Repayment of the Notes (Note 17)		**(62)**		-
Repayment of the Term Loan (Note 17)		**(130)**		(20)
Lease liability principal repayment (Note 18)		**(20)**		(15)
Dividends		**(9)**		(9)
Stock option exercises (Note 20)		**1**		1
Deferred transaction costs		**(2)**		(4)
Cash used in financing activities	**$**	**(263)**	$	(149)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	**$**	**(5)**	$	(30)
Decrease in cash and cash equivalents		**(3)**		(92)
Cash and cash equivalents, beginning of period		**95**		187
Cash and cash equivalents, end of period	**$**	**92**	$	95

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Changes in Equity

($ United States millions)	Share capital	Contributed surplus	Retained earnings	Foreign currency translation adjustments	Hedging reserve	Accumulated other comprehensive losses	Total
At January 1, 2023	$ 503	$ 678	$ 151	$ (191)	$ (1)	$ (192)	$ 1,140
Net loss	-	-	(83)	-	-	-	(83)
Other comprehensive income	-	-	-	6	-	6	6
Effect of stock option plans (Note 20)	1	-	-	-	-	-	1
Dividends	-	-	(10)	-	-	-	(10)
At December 31, 2023	$ 504	$ 678	$ 58	$ (185)	$ (1)	$ (186)	$ 1,054
Net earnings	-	-	32	-	-	-	32
Other comprehensive loss	-	-	-	(29)	1	(28)	(28)
Effect of stock option plans (Note 20)	1	-	-	-	-	-	1
Dividends	-	-	(10)	-	-	-	(10)
At December 31, 2024	**$ 505**	**$ 678**	**$ 80**	**$ (214)**	**$ -**	**$ (214)**	**$ 1,049**

See accompanying notes to the consolidated financial statements.

Notes to the Consolidated Financial Statements

(All amounts in millions of United States dollars, except per share amounts or as otherwise noted.)

Note 1. Nature and Description of the Company

Enerflex Ltd. ("Enerflex" or "the Company") deploys and services high-quality sustainable energy infrastructure tailored to our client partners' needs – from individual, modularized products and services to integrated custom solutions. A leading energy services company, the Company's vertically integrated suite of product offerings includes processing, cryogenic, compression, electric power, and treated water solutions, spanning all phases of a project's lifecycle, from front-end engineering and design to after-market service. Enerflex has proven expertise in delivering low-carbon solutions, including carbon capture utilization and storage, electrification, renewable natural gas, and hydrogen solutions.

Headquartered in Calgary, Alberta, Canada, Enerflex's registered office is located at 904, 1331 Macleod Trail SE, Calgary, Alberta, Canada. Enerflex has over 4,600 employees worldwide. Enerflex, its subsidiaries, interests in associates and joint operations, operates in 17 countries globally, spanning North America ("NAM"), Latin America ("LATAM"), and the Eastern Hemisphere ("EH"). Enerflex operates four business segments and reports in three business segments: Canada and the United States of America ("USA"), which combine into the NAM reporting segment, LATAM which includes our operations in Mexico and South America, and EH which includes the Company's international operations in Europe, Africa, the Middle East, Australia, and Asia.

The following table represents Enerflex and its material subsidiaries as at December 31, 2024:

Name	Jurisdiction of Incorporation	Ownership	Reporting Segment
Enerflex Ltd.	Canada	Public Shareholders	North America
Enerflex International Holdings Ltd.	Barbados	100 percent	Eastern Hemisphere
Enerflex Energy Systems Inc.	Delaware, USA	100 percent	North America
Enerflex US Holdings Inc.	Delaware, USA	100 percent	North America
Exterran Energy Solutions, LP	Delaware, USA	100 percent	North America
Enerflex Energy Systems (Australia) PTY Ltd.	Australia	100 percent	Eastern Hemisphere
Enerflex Middle East LLC	Oman	70 percent[1]	Eastern Hemisphere
Enerflex Middle East WLL	Bahrain	100 percent	Eastern Hemisphere
Enerflex Holding Company NL B.V.	Netherlands	100 percent	Eastern Hemisphere
Exterran Middle East LLC	Oman	100 percent	Eastern Hemisphere

[1] Enerflex Ltd. holds 100 percent of the beneficial interest.

Note 2. Basis of Presentation

(a) Statement of Compliance

These consolidated financial statements (the "Financial Statements") have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and were approved and authorized for issue by the Board of Directors (the "Board") on February 26, 2025. Certain prior period amounts have been reclassified to conform with current period's presentation.

(b) Basis of Presentation and Measurement

These Financial Statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in Note 3 *"Summary of Material Accounting Policies"*. The accounting policies described in Note 3 and Note 4 have been applied consistently to all periods presented in these Financial Statements. Standards and guidelines issued but not yet effective for the current accounting period are described in Note 4 under the "*New Accounting Pronouncements*" sub-section.

(c) Functional Currency and Presentation Currency

The Company changed its presentation currency of the Financial Statements from Canadian dollars ("CAD") to United States dollars ("USD"). This change in accounting policy is detailed in Note 4. The Financial Statements are rounded to the nearest million, except per share amounts or as otherwise noted. Transactions of the Company's individual entities are recorded in their own functional currency based on the primary economic environment in which it operates.

(d) Use of Estimates and Judgment

The timely preparation of these Financial Statements requires that Management make judgments, estimates, and assumptions based on existing knowledge that affect the application of accounting policies and the reported amounts and disclosures. Actual results could differ from these estimates and assumptions. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Significant estimates and judgments used in the preparation of the Financial Statements are described in Note 5 "*Significant Accounting Estimates and Judgment*".

(e) Basis of Consolidation

These Financial Statements include the accounts of the Company and its subsidiaries. Subsidiaries are fully consolidated from the date of acquisition and continue to be consolidated until the date that control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent Company, using consistent accounting policies. All intra-group balances, income and expenses, and unrealized gains and losses resulting from intra-group transactions are eliminated in full.

Note 3. Summary of Material Accounting Policies

(a) Foreign Currency Translation

In the accounts of individual subsidiaries, transactions in currencies other than the individual subsidiaries' functional currency are recorded at the prevailing rate of exchange at the date of the transaction. At year-end, monetary assets and liabilities denominated in foreign currencies are translated at the prevailing exchange rate at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary assets and liabilities measured at fair value in a foreign currency are translated using the rates of exchange at the date the fair value was determined.

The assets and liabilities on the statements of financial position of foreign subsidiaries are translated into USD at the prevailing exchange rate at the reporting date. The statements of earnings of foreign subsidiaries are translated at average exchange rates for the reporting period. Exchange differences arising on the translation of net assets are taken to accumulated other comprehensive losses.

All foreign exchange gains and losses are taken to the consolidated statements of earnings (loss) with the exception of exchange differences arising on monetary assets and liabilities that form part of the Company's net investment in subsidiaries. These are taken directly to other comprehensive income (loss) until the disposal of the foreign subsidiary at which time the unrealized gain or loss is recognized in the consolidated statements of earnings (loss).

On the disposal of a foreign subsidiary, accumulated exchange differences are recognized in the consolidated statements of earnings (loss) as a component of the gain or loss on disposal.

(b) Cash and Cash Equivalents

Cash and cash equivalents comprise primarily of cash at banks, term deposits, investments in money market funds, and all other short-term highly liquid deposits with original maturities of three months or less, that are held for the purpose of meeting short-term cash commitments, readily convertible to a known amount of cash and subject to an insignificant change in value.

(c) Trade Receivables

Trade receivables are recognized and carried at original invoice amount less an allowance for any amounts estimated to be uncollectible. The Company calculates an expected credit loss based on Management's best estimate of future expected credit losses, considering historical experience of bad debts, current economic conditions and forecasts of future economic conditions; and specific provisions created when there is objective evidence that the collection of the full amount of a receivable is no longer probable under the terms of the original invoice. The amount of this allowance represents Management's best estimate of expected credit losses. Trade receivables are written off when they are assessed as uncollectible.

(d) Unbilled Revenue

The payment terms and conditions in customer contracts may vary from the timing of revenue recognition. Unbilled revenue result when the Company has recognized revenue based on performance obligations satisfied, but invoicing has not occurred. Once the contract permits invoicing, the unbilled revenue are reclassified to trade receivables. Amounts recognized as current unbilled revenue are typically billed to customers within 12 months and amounts recognized as non-current unbilled revenue will be billed to customers more than 12 months from the date of the statement of financial position.

(e) Inventories

Inventories are valued at the lower of cost and net realizable value, and primarily consists of direct materials, repair and distribution parts, work-in-progress, and equipment. The cost of equipment and work-in-progress is determined on a first-in, first-out basis, while direct materials and repair and distribution parts are valued using the weighted average cost method.

Cost of direct materials, repair and distribution parts, and equipment, include purchase costs and costs incurred in bringing each product to its present location and condition.

Cost of work-in-progress includes the cost of direct materials, labour, and an allocation of overheads, based on normal operating capacity. Costs of work-in-progress related to finance leases pertain to the construction of EI assets that will be accounted for as finance leases. Once the EI asset is completed and enters service, the costs will be recognized as COGS.

Cost of inventories includes the transfer from accumulated other comprehensive losses of gains and losses on qualifying cash flow hedges in respect of the purchase of inventory.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Inventories are written down to net realizable value when the cost of inventories is estimated to be unrecoverable due to obsolescence, damage, or declining selling prices. Inventories are not written down below cost if the finished products in which they will be incorporated are expected to be sold at or above cost. When circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in selling prices, the amount of the write-down previously recorded is reversed.

(f) Property, Plant and Equipment

PP&E are stated at cost less accumulated depreciation and any accumulated impairment losses. Cost comprises the purchase price or construction cost and any costs directly attributable to making the asset capable of operating as intended. Depreciation is provided using the straight-line method over the estimated useful lives of the various classes of assets and commences when the assets are ready for intended use.

Asset Class	Estimated Useful Life Range
Buildings	5 to 20 years
Equipment	2 to 20 years

Major renewals and improvements are capitalized when they are expected to provide future economic benefit. When significant components of PP&E are required to be replaced at intervals, the Company derecognizes the replaced part and recognizes the new part with its own associated useful life and depreciation. No depreciation is charged on land or assets under construction. Repairs and maintenance costs are charged to operations as incurred.

The carrying amount of an item of PP&E is derecognized on disposal or when no future economic benefits are expected from its use or disposal. The gain or loss arising from derecognition of PP&E is included in the consolidated statements of earnings (loss) when the item is derecognized.

Each asset's estimated useful life, residual value, and method of depreciation are reviewed and adjusted, if appropriate, at each year-end, or when factors and circumstances suggest a different useful life for the asset.

(g) EI Assets – Operating Leases

EI assets – operating leases are stated at cost less accumulated depreciation and any accumulated impairment losses. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which are generally between five and 30 years.

When the Company is responsible for major maintenance and overhauls, the actual overhaul cost is capitalized and depreciated over the estimated useful life of the overhaul, generally from the time of the overhaul to the next major overhaul. Repairs and maintenance costs are charged to operations as incurred.

Each asset's estimated useful life, residual value, and method of depreciation are reviewed and adjusted, if appropriate, at each year-end, or when factors and circumstances suggest a different useful life for the asset.

(h) Leases

Company as a Lessee

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use ("ROU") asset and a lease liability to reflect the benefit the Company obtains from the underlying asset in the lease and the requirement to pay the amounts included in the lease contract, respectively.

The ROU asset is measured at cost and is subsequently depreciated using the straight-line method over the lesser of the lease term or the useful life of the underlying asset, where appropriate.

The lease liability is initially measured at the present value of remaining lease payments, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Subsequently, lease liabilities are measured at amortized cost using the effective interest method. Lease liabilities are remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company's estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension, or termination option.

The payments related to short-term and low value leases are recognized as expenses over the lease term.

Sale and leaseback transaction

For sale and leaseback transactions, the Company applies the requirements of IFRS 15 *"Revenue from Contracts with Customers"* ("IFRS 15") to determine whether the transfer of an asset is accounted for as a sale due to a change in control. If the transfer of the asset is a sale in accordance with IFRS 15, the Company will recognize the proportion of the asset not retained by the Company through the lease as revenue immediately after the sale. The proportion of the asset retained by the Company through the lease is recognized as a ROU asset and the lease liability is measured as the present value of the future lease payments.

Company as a Lessor

Leases in which the Company is the lessor are assessed upon commencement and are classified as either an operating lease or a finance lease.

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset. Whether a lease is an operating or finance lease depends on the substance of the transaction rather than the form of the contract. Examples of situations, which typically would lead to a lease being classified as a finance lease, include but are not limited to:

a) the lease transfers ownership of the underlying asset to the lessee by the end of the lease term;

b) the lessee has the option to purchase the underlying asset at a price that is expected to be sufficiently lower than the fair value at the date the option becomes exercisable for it to be reasonably certain, at the inception date, that the option will be exercised;

c) the lease term is for major part of the economic life of the underlying asset even if title is not transferred;

d) at the inception date, the present value of the lease payments amounts to at least substantially all of the fair value of the underlying asset; and

e) the underlying asset is of such a specialised nature that only the lessee can use it without major modifications.

An operating lease does not transfer substantially all the risks and rewards of the leased asset to the customer. Lease payments from operating leases are recorded as income on a straight-line basis over the life of the lease.

Amounts due from lessees under finance leases are recorded as EI assets – finance leases receivables. Finance leases are initially recognized at amounts equal to the net investment in the lease, determined to be the fair value of the underlying asset, or, if lower, the present value of the lease payments discounted using a market rate of interest. Payments that are part of the leasing arrangement are divided between a reduction in EI assets – finance leases receivable and finance lease income. Finance lease income is recognized to produce a constant rate of return on the Company's investment in the lease and included in EI revenue.

(i) Intangible Assets

Intangible assets are carried at cost less accumulated amortization and any accumulated impairment losses. Intangible assets with a finite life are amortized on a straight-line basis over Management's best estimate of their expected useful lives. The amortization charge is included in SG&A expenses in the consolidated statements of earnings (loss). The expected useful lives and amortization method are reviewed on an annual basis with any change in the useful life or pattern of consumption adjusted at year end.

Acquired identifiable intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives. Customer relationships, software, and other intangible assets have an estimated useful life range of two to eleven years.

(j) Impairment of Non-Financial Assets (excluding Goodwill)

At least annually, the Company reviews the carrying amounts of its tangible and intangible assets with finite lives to assess whether there is an indication that those assets may be impaired. If any such indication exists, the Company makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's fair value less costs to sell and its value-in-use. In assessing its value-in-use, the estimated future cash flows attributable to the asset are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. A corresponding impairment loss is recognized in the consolidated statements of earnings (loss).

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the original carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Any impairment reversal is recognized in the consolidated statements of earnings (loss).

(k) Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at fair value on the date of the acquisition. Acquisition costs incurred are expensed and included in SG&A, except for those associated with the issuance of debt, which are included in the initial carrying amount of the liability. Results of operations of businesses acquired are included in the Company's Financial Statements from the date of acquisition.

Goodwill arising on an acquisition of a business is initially measured at cost, being the excess of the aggregate of the consideration transferred over the net identifiable assets acquired and liabilities assumed. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill allocated to a group of cash-generating units ("CGUs") is reviewed for impairment annually, or when there is an indication that a related group of CGUs may be impaired. Impairment is determined by assessing the recoverable amount of the group of CGUs to which the goodwill relates. Where the recoverable amount of the group of CGUs is less than the carrying amount of the CGUs and related goodwill, an impairment loss is recognized in the consolidated statements of earnings (loss). Impairment losses on goodwill are not reversed.

(l) Investments in Associates and Joint Ventures

Investments in associates and joint ventures are accounted for under the equity method. Under this method, the investment is carried on the consolidated statements of financial position at cost plus post-acquisition changes in the Company's share of net assets of the associate or joint venture. The significant associates and joint ventures held by the Company are as follows:

- 45 percent interest in Roska DBO Inc. ("Roska DBO").
- 65 percent interest in a joint venture in Brazil.

The consolidated statements of earnings (loss) reflect the Company's share of the results of operations of associates and joint ventures. Unrealized gains and losses resulting from transactions between the Company and associates or joint ventures are eliminated to the extent of the interest in the associates or joint ventures.

The Company's share of profits from associates and joint ventures is shown on the face consolidated statements of earnings (loss). This is the profit attributable to equity holders of the associates and joint venture partners and, therefore, is profit after tax and non-controlling interests in the subsidiaries of the associates and joint ventures.

(m) Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

(n) Onerous Contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract. Onerous provision is reversed once the Company fulfils its contractual obligations or upon termination of the contract.

(o) Deferred Revenue

The payment terms and conditions in customer contracts may vary from the timing of revenue recognition. Deferred revenue occurs when the Company has collected payment but has not delivered the product or service that satisfies the performance obligation. Deferred revenue is recognized to the consolidated statements of earnings (loss) as the underlying products and services are delivered. Amounts recognized as current deferred revenue are typically recognized into revenue within 12 months and amounts recognized as non-current deferred revenue will be recognized into revenue more than 12 months from the date of the statement of financial position.

(p) Financial Instruments

Financial instruments are measured at fair value on initial recognition of the instrument, plus or minus transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. For the purposes of measuring financial assets after initial recognition, the Company classifies financial assets as either amortized cost, fair value through other comprehensive income ("FVOCI"), or fair value through profit or loss ("FVTPL"), based on the contractual cash flow characteristics and the Company's business model for managing the financial asset. For the purposes of measuring financial liabilities after initial recognition, the Company classifies all financial liabilities as amortized cost, except certain financial liabilities, such as derivative financial instruments, which are classified as FVTPL.

The Company applies the market approach for recurring fair value measurements. Three levels of inputs may be used to measure fair value:

- Level 1: Fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an on-going basis;
- Level 2: Fair value measurements are those derived from inputs, other than quoted prices included in Level 1, that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
- Level 3: Fair value measurements are those derived from inputs for the asset or liability that are not based on observable market data (unobservable inputs). In these instances, internally developed methodologies are used to determine fair value.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability, and may affect placement within.

The Company has made the following classifications:

- Short-term investments, derivative and embedded derivative financial instruments are measured at FVTPL. Gains and losses resulting from the periodic revaluation are recorded in the consolidated statements of earnings (loss);
- Cash and cash equivalents, accounts receivable, unbilled revenue, EH Cryo project asset and preferred shares are recorded at amortized cost using the effective interest rate method; and

- Accounts payable and accrued liabilities, other current liabilities, and long-term debt are recorded at amortized cost using the effective interest rate method.

Transaction costs are expensed as incurred for financial instruments classified or designated as FVTPL. Transaction costs related to financial liabilities classified and measured at amortized cost are added to the value of the instrument at acquisition and taken into the consolidated statements of earnings (loss) using the effective interest rate method.

(q) Derivative Financial Instruments and Hedge Accounting

The Company formally documents its risk management objectives and strategies to manage exposures to fluctuations in foreign currency exchange rates and interest rates. The risk management policy permits the use of certain derivative financial instruments, including forward foreign exchange contracts and interest rate swaps, to manage these fluctuations. The Company does not enter into derivative financial agreements for speculative purposes.

Derivative financial instruments are measured at their fair value upon initial recognition and are remeasured to their fair value at the end of each reporting period. The fair value of quoted derivatives is equal to their positive or negative market value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

Derivative financial instruments embedded in financial contracts are assets and liabilities that are accounted for as separate derivatives if their risks and characteristics are not closely related to their host contracts, and the contracts are not measured at fair value. The embedded derivative components of these hybrid financial instruments are measured at fair value at each reporting date with gains or losses in fair value recognized through profit or loss.

The Company elected to apply hedge accounting for foreign exchange forward contracts for anticipated transactions. These are designated as cash flow hedges. For cash flow hedges, fair value changes of the effective portion of the hedging instrument are recognized in accumulated other comprehensive losses, net of taxes. The ineffective portion of the fair value changes is recognized in the consolidated statements of earnings (loss). Amounts charged to accumulated other comprehensive losses are reclassified to the consolidated statements of earnings (loss) when the hedged transaction affects the consolidated statements of earnings (loss).

The Company's US dollar-denominated long-term debt has been designated as a hedge of net investment in self-sustaining foreign operations. As a result, a portion of unrealized foreign exchange gains and losses on the US dollar-denominated long-term debt are included in the cumulative translation account in other comprehensive income (loss).

Designated hedges are assessed at each reporting date to determine if the relationship between the derivative or other hedging instrument and the underlying hedged exposure is still effective.

(r) Revenue Recognition

Revenue is recognized as the Company satisfies its performance obligations by transferring promised goods or services to customers, regardless of when payment is received. Revenue is measured at the amount of consideration to which the Company expects to be entitled, in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties, and may include fixed amounts, variable amounts, or both. Variable amounts are recorded using either the "expected value approach" or the "most likely outcome approach", as determined upon initial recognition of the contract, and are reassessed at each reporting period. The expected value approach measures variable consideration by probability weighting all the potential outcomes. The most likely outcome approach measures variable consideration as Management's best estimate of the variable component. In estimating variable consideration, the Company reviews any potential for returns, refunds, and other similar obligations. For contracts containing multiple performance obligations, the amount of consideration to which the Company expects to be entitled is allocated to individual performance obligations proportionately based on the stand-alone selling price.

Energy Infrastructure

Revenue from EI assets is recognized in accordance with the terms of the relevant agreement with the customer over the term of the agreement. Payments are typically required on a monthly basis with no

unusual payment terms. Certain rental contracts contain an option for the customer to purchase the assets at the end of the rental period. Should the customer exercise this option to purchase, revenue from the sale of the equipment is recognized directly in the consolidated statements of earnings (loss).

At inception of a contract, all leases are classified as either an operating or finance lease. Classification of leases where the Company is a lessor is described in See *Note 3 (h) Leases*.

Lease payments from operating leases are recorded as EI revenue on a straight-line basis over the life of the lease. At commencement of finance leases, the Company recognizes revenue and EI assets – finance leases receivable equal to the net investment in the lease. The revenue is determined as the lower of the fair value of the EI asset and the present value of minimum lease payments discounted using the market rate of interest. Revenue from contracts that have been classified as finance leases relating to existing or pre-owned equipment, are recorded as EI revenue. Finance income is recognized in EI revenue reflecting a constant periodic rate of return on the Company's net investment in the lease over the lease term.

After-market Services
After-market Services ("AMS") revenue include the sales of parts and equipment, as well as the servicing and maintenance of equipment not owned by the Company. For the sale of parts and equipment, revenue is recognized when the transfer of control passes, which is typically at the point of shipping. For servicing and maintenance of equipment, revenue is recognized on a straight-line basis based on performance of the contracted service.

Revenue from long-term service contracts is recognized on a stage of completion basis proportionate to the service work that has been performed based on parts and labour service provided. Payments are typically required on a monthly basis or as work is performed, with no unusual payment terms. At the completion of the contract, any remaining profit on the contract is recognized as revenue. Any expected losses on such projects are charged to operations when determined. Long-term service contracts include scheduled milestone maintenance, corrective or crash maintenance, the supply of parts, and the operation of customers' equipment.

Engineered Systems
Revenue from the supply of equipment systems – contracts typically involving engineering, design, manufacture, installation, and start-up of equipment – is accounted for as Engineered Systems ("ES") revenue. Such revenue is recognized on a percentage-of-completion basis proportionate to the costs incurred in the construction of the project. At the completion of the contract, any remaining profit on the contract is recognized as revenue. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately. Revenue from ES includes the supply of compression, processing, and electric power equipment, as well as retrofit work and construction on integrated turnkey projects. The Company also provides a warranty on manufactured equipment as part of the standard terms and conditions of the contract. No options are provided for the customer to purchase a warranty separately.

For ES contracts, the Company generally requires customers to pay based on milestones as manufacturing progresses. These milestones are generally structured to keep the Company cash flow-positive. Contracts are also generally structured to ensure the Company is made whole for costs incurred in the event of a cancellation.

Revenue from contracts that have been classified as finance leases for newly manufactured equipment are recorded as ES revenue for the upfront sale of equipment recognized at a point in time when the lease commences.

ES projects are typically completed within a year; however, this timing can be impacted by both internal and external factors such as shop loading and customer delivery requests.

The Company has elected to omit adjusting for significant financing components in the consideration amount if the entity expects payment within one year of transferring goods or services to a customer. Incremental costs of obtaining a contract predominantly relate to commission costs on ES projects, which are typically completed within one year. Accordingly, the Company did not recognize commission costs incurred as an asset in the consolidated statements of financial position.

(s) Employee Future Benefits

The Company sponsors various defined contribution pension plans, which cover substantially all employees and are funded in accordance with applicable plan and regulatory requirements. Regular contributions are made by the Company to the employees' individual accounts, which are administered by a plan trustee, in accordance with the plan document. The actual cost of providing benefits through defined contribution pension and the 401(k) matched savings plans is charged to earnings in the period in respect of which contributions become payable.

(t) Finance Income and Costs

Finance income comprises interest income on funds invested. Finance income is recognized as it accrues in profit or loss, using the effective interest rate method.

Finance costs comprise interest expense on debt, amortization of the Notes discount using the effective interest rate method, interest incurred on lease liabilities and other interest expense.

(u) Share-Based Payments

Equity-Settled Share-Based Payments

The Company offers a Stock Option Plan to key employees, measured at the fair value of the equity instrument at the grant date. Details regarding the determination of the fair value of equity-settled share-based transactions are set out in Note 23 *"Share-Based Compensation"*.

The fair value of equity-settled share-based payments is expensed over a five-year vesting period with a corresponding increase in equity. Stock options have a seven-year expiry and are exercisable at the designated common share price, which is determined by the average of the market price of the Company's shares on the five days preceding the date of the grant. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company's best estimate of the number of equity instruments that will ultimately vest.

Cash-Settled Share-Based Payments

The Company offers Deferred Share Unit ("DSU"), Performance Share Unit ("PSU"), Restricted Share Unit ("RSU"), and Cash Performance Target ("CPT") plans to certain employees. The Company also offers the DSU plan to non-employee directors. For each cash-settled share-based payment plan, a liability is recognized at the fair value of the liability. At the end of each reporting period until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with changes in fair value recognized in the consolidated statements of earnings (loss).

The Company also offers a Phantom Share Entitlement ("PSE") plan to certain employees of affiliates located in Australia and the United Arab Emirates ("UAE"). PSEs are measured at the fair value of the equity instrument at the grant date and expensed over a five-year vesting period and expire on the seventh anniversary. The exercise price of each PSE equals the average of the market price of the Company's shares on the five days preceding the date of the grant. At the end of each reporting period until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with changes in fair value recognized in the consolidated statements of earnings (loss). The award entitlements for increases in the share trading value of the Company are to be paid to the recipient in cash upon exercise.

(v) Income Taxes

Income tax expense represents the sum of current income tax and deferred tax.

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. Taxable earnings differ from earnings as reported in the consolidated statements of earnings (loss) as it excludes temporary and permanent differences. The Company's current tax assets and liabilities are calculated by using tax rates that have been enacted or substantively enacted at the reporting date.

Deferred income tax is recognized on all temporary differences at the reporting date based on the difference between the carrying amounts of assets and liabilities in the Financial Statements and the corresponding tax bases used in the computation of taxable profit, with the following exceptions:

- Where the temporary difference arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss;
- In respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, where the timing of the reversal of the temporary difference can be controlled, and it is probable that the temporary difference will not reverse in the foreseeable future; and
- Deferred income tax assets are recognized only to the extent that it is probable that a taxable profit will be available against which the deductible temporary differences, carried forward tax credits, or tax losses can be utilized.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax assets to be utilized. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured on an undiscounted basis at the tax rates that are expected to apply when the asset is realized or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the reporting date.

Current and deferred income taxes are charged or credited directly to equity if it relates to items that are credited or charged to equity in the same period. Otherwise, income tax is recognized in the consolidated statements of earnings (loss).

In accordance with IAS 12 "Income Taxes", where an entity's tax return is prepared in a currency other than its functional currency, changes in the exchange rate between the two currencies create temporary differences with respect to the valuation of non-monetary assets and liabilities. As a result, deferred tax is recognized in the consolidated statements of earnings (loss) and the consolidated statement of financial position.

The Company is within the scope of the Organization for Economic Co-operation and Development Pillar Two model rules, and under this legislation, the Company is liable to pay a top-up tax for the difference between its GLoBE effective tax rate per jurisdiction, and the 15 percent minimum rate. The Company's subsidiaries have an effective tax rate that exceeds 15 percent except for certain subsidiaries that operate in the UAE and Bahrain. The Company has applied the temporary exception from the accounting requirements for deferred taxes in relation to Pillar Two legislation. Accordingly, the Company neither recognizes nor discloses information about deferred tax assets and liabilities related to Pillar Two income taxes.

(w) Earnings Per Share

Basic earnings per share is calculated by dividing the net earnings for the period by the weighted average number of common shares outstanding during the period.

Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding for dilutive common shares related to the Company's equity-settled share-based compensation plan.

Note 4. Changes in Accounting Policies

(a) Change in Presentation Currency

Effective January 1, 2024, the Company changed its presentation currency from CAD to USD. The change will provide more relevant reporting of the Company's financial position, given that a significant portion of the Company's legal entities apply USD as its functional currency and a significant portion of the Company's expenses, cash flows, assets, and revenue are denominated in USD. The change in presentation currency represents a voluntary change in accounting policy. The Company has applied the presentation currency change retrospectively, in accordance with the guidance in IAS 8 "Account Policies, Changes in Accounting Estimates and Errors". All periods presented in the Financial Statements have been translated into the new presentation currency, in accordance with the guidance in IAS 21 "The Effects of Changes in Foreign Exchange Rates".

The consolidated statements of earnings (loss) and other comprehensive income (loss) and the consolidated statements of cash flows have been translated into the presentation currency using the average exchange rates prevailing during each reporting period. In the consolidated statements of financial position, all assets and liabilities have been translated using the period-end exchange rates, and all resulting exchange differences have been recognized in accumulated other comprehensive losses. Shareholders' equity balances have been translated using historical rates in effect on the date of the transactions.

The functional currency of the parent Company and all its subsidiaries remain the same and will not be impacted by the presentation currency change. The functional currency of the parent Company is CAD and functional currency of most of its subsidiaries is USD.

The change in presentation currency resulted in the following impact on January 1, 2023, opening consolidated statement of financial position:

	Previously reported in CAD January 1, 2023	Presentation currency change	Reported in USD January 1, 2023
Total assets	$ 4,258	$ (1,114)	$ 3,144
Total liabilities	2,715	(711)	2,004
Total shareholders' equity	1,543	(403)	1,140

The change in presentation currency resulted in the following impact on the December 31, 2023, consolidated statement of financial position:

	Previously reported in CAD December 31, 2023	Presentation currency change	Reported in USD December 31, 2023
Total assets	$ 3,912	$ (954)	$ 2,958
Total liabilities	2,518	(614)	1,904
Total shareholders' equity	1,394	(340)	1,054

The change in presentation currency resulted in the following impact on the year ended December 31, 2023, consolidated statements of loss and comprehensive loss:

	Previously reported in CAD 2023	Presentation currency change	Reported in USD 2023
Net loss	$ (111)	$ 28	$ (83)
Total comprehensive loss	(138)	61	(77)

The change in presentation currency resulted in the following impact on the year ended December 31, 2023, consolidated statements of cash flows:

	Previously reported in CAD 2023	Presentation currency change	Reported in USD 2023
Cash provided by (used in):			
Operating activities	$ 273	$ (67)	$ 206
Investing activities	(159)	40	(119)
Financing activities	(200)	51	(149)

The change in presentation currency resulted in the following impact on the year ended December 31, 2023, basic and diluted loss per share:

	Previously reported in CAD 2023	Presentation currency change	Reported in USD 2023
Loss per share - basic	$ (0.90)	$ 0.23	$ (0.67)
Loss per share - diluted	(0.90)	0.23	(0.67)

(b) Amendments to Existing Standards

The following amendments, effective for annual periods beginning on or after January 1, 2024, were adopted by the Company as of January 1, 2024. There were no adjustments or additional disclosures that resulted from the adoption of these amendments.

(i) IAS 1 Presentation of Financial Statements ("IAS 1")

In October 2022, the IASB issued amendments to clarify that the classification of liabilities as current or non-current is based solely on a company's right to defer settlement for at least twelve months at the reporting date. The right needs to exist at the reporting date and must have substance. The new amendments specify that only covenants which a company must comply with on or before the reporting date may affect this right. Covenants to be complied with after the reporting date do not affect the classification of a liability as current or non-current at the reporting date. However, disclosure about covenants is required to help users understand the risk that those liabilities could become repayable within 12 months after the reporting date.

(ii) IFRS 16 Leases ("IFRS 16")

In September 2022, the IASB issued amendments to IFRS 16 that add subsequent measurement requirements for lease liabilities arising from sale and leaseback transactions for seller-lessees. The amendment does not prescribe specific measurement requirements for lease liabilities but measures the lease liability in a way that it does not recognise any amount of the gain or loss that relates to the right of use retained.

(c) New Accounting Pronouncements

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective.

(i) IAS 21 The Effects of Changes in Foreign Exchange Rates ("IAS 21")

In August 2023, the IASB issued amendments to IAS 21 which specifies how an entity should assess whether a currency is exchangeable and how to estimate the spot exchange rate when a currency is not exchangeable.

Under the amendment, a currency is considered to be exchangeable into another currency when an entity is able to obtain the other currency within a timeframe that allows for a normal administrative delay and through a market or exchange mechanism in which an exchange transaction would create enforceable rights and obligations. When a currency is not exchangeable, an entity estimates the spot rate as the rate at which an orderly transaction would take place between market participants at the measurement date that would reflect the prevailing economic conditions. An entity is required to disclose information that

would enable users to evaluate when and how a currency's lack of exchangeability affects financial performance, financial positions, and cash flows of an entity.

The amendments are effective January 1, 2025, with early adoption permitted. Management believes the adoption of these amendments will have no significant impact on the Company's Financial Statements.

(ii) IFRS 9 Financial Instruments ("IFRS 9") and IFRS 7 Financial Instruments: Disclosures ("IFRS 7")

In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7 to clarify financial assets and financial liabilities are recognized and derecognized at settlement date except for regular way purchases or sales of financial assets and financial liabilities meeting conditions for new exception. The new exception permits companies to elect to derecognize certain financial liabilities settled via electronic payment systems earlier than the settlement date.

They also provide guidelines to assess contractual cash flow characteristics of financial assets, which apply to all contingent cash flows, including those arising from environmental, social, and governance (ESG)-linked features.

Additionally, these amendments introduce new disclosure requirements and update others.

The amendments will be effective for years beginning on or after January 1, 2026, with earlier adoption permitted. The Company is currently evaluating the impact of the amendments to IFRS 9 and IFRS 7 on its Financial Statements.

(iii) IFRS 18 Presentation and Disclosure in Financial Statements ("IFRS 18")

On April 9, 2024, the IASB issued IFRS 18, the new standards on presentation and disclosure in financial statements. IFRS 18 will require defined subtotals in the consolidated statements of earnings (loss), require disclosure of management-defined performance measures ("MPM"), provide principles for the aggregation and disaggregation of information, and improve comparability across entities and reporting periods. IFRS 18 will replace IAS 1, presentation of financial statements, and retains many of the existing principals in IAS 1. IFRS 18 will be effective for years beginning on or after January 1, 2027, with earlier application permitted. Retrospective application is required.

The issuance of IFRS 18 had consequential amendments to other accounting standards as follows:

IAS 7 Statement of Cash Flows ("IAS 7")

Narrow-scope amendments have been made to IAS 7, which include changing the starting point for determining cash flows from operations under the indirect method from 'profit or loss' to 'operating profit or loss'. The optionality around classification of cash flows from dividends and interest in the statement of cash flows has also largely been removed.

IAS 33 Earnings per Share ("IAS 33")

IAS 33 has been amended to include additional requirements that permit entities to disclose additional amounts per share, only if the numerator used in the calculation is an amount attributed to ordinary equity holders of the parent entity and a total or subtotal identified by IFRS 18, or MPM as defined by IFRS 18.

The Company is currently evaluating the impact of adopting IFRS 18 and the consequential amendments to other accounting standards on its Financial Statements.

Note 5. Significant Accounting Estimates and Judgment

The timely preparation of these Financial Statements requires that Management make estimates and assumptions and use judgment. Estimates, assumptions, and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances, uncertainties about the current economic environment including significant market volatility in commodity prices, high inflation, high interest rates, and increasing energy prices.

Uncertainty about these assumptions and estimates could however result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. In the process of applying the Company's accounting policies, Management has made the following judgments, estimates, and assumptions, which have a significant effect on the amounts recognized in the Financial Statements:

Revenue Recognition – Performance Obligation Satisfied Over Time

The Company reflects revenue relating to performance obligations satisfied over time using the percentage-of-completion approach of accounting. The Company uses the input method of percentage-of-completion accounting, whereby actual input costs as a percentage of estimated total costs is used as the basis for determining the extent to which performance obligations are satisfied. The input method of percentage-of-completion accounting provides a faithful depiction of the transfer of control to the customer, as the Company is able to recover costs incurred relating to the satisfaction of the associated performance obligation. This approach to revenue recognition requires Management to make a number of estimates and assumptions surrounding the expected profitability of the contract, the estimated degree of completion based on cost progression, and other detailed factors. Although these factors are routinely reviewed as part of the project management process, changes in these estimates or assumptions could lead to changes in the revenue recognized in a given period.

Certain contracts also include aspects of variable consideration, such as price concessions, discounts, bonuses, liquidated damages on project delays, penalties, and disputed change orders. For these contracts, Management must make estimations as to the likelihood of the variable consideration being recognized or constrained, based on the status of each project, the potential value of variable consideration, communication received from the customer, and other factors. Management continues to monitor these factors. Changes in estimated cost or revenue associated with a project, including variable consideration, could result in material changes to revenue and gross margin recognized on certain projects.

Revenue Recognition – Performance Obligation Satisfied at a Point in Time

The Company reflects revenue relating to performance obligations satisfied at a point in time when control is transferred to the customer. Management applies judgment to determine the timing of when control is transferred to the customer – indicated by transfer of the legal title, physical possession, significant risks and rewards of ownership, or any combination of these indicators. When the Company is a lessor, and determines that a lease is a finance lease, the upfront sale of equipment is recognized at a point in time at lease commencement.

Provisions for Warranty

Provisions set aside for warranty exposures either relate to amounts provided systematically based on historical experience under contractual warranty obligations or specific provisions created in respect of individual customer issues undergoing commercial resolution and negotiation. Amounts set aside represent Management's best estimate of the likely settlement and the timing of any resolution with the relevant customer.

Business Acquisitions

In a business acquisition, the Company may acquire assets and assume certain liabilities of an acquired entity. Estimates are made as to the fair value of PP&E, intangible assets, and goodwill, among other items. In certain circumstances, such as the valuation of PP&E and intangible assets acquired, the Company relies on independent third-party valuators. The determination of these fair values involves a variety of assumptions,

including revenue growth rates, projected cash flows, customer attrition rates, operating margins, discount rates, and economic lives.

PP&E, EI Assets – Operating Leases and Intangible Assets

PP&E, EI assets – operating leases, and intangible assets are stated at cost less accumulated depreciation and accumulated amortization and any impairment losses. Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives of PP&E, EI assets – operating leases, and intangible assets is reviewed on an annual basis. Assessing the reasonableness of the estimated useful lives of PP&E, EI assets – operating leases, and intangible assets requires judgment and is based on currently available information. PP&E, EI assets – operating leases, and intangible assets are also reviewed for potential impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Changes in circumstances, such as technological advances and changes to business strategy can result in actual useful lives differing significantly from estimates. The assumptions used, including rates and methodologies, are reviewed on an ongoing basis to ensure they continue to be appropriate. Revisions to the estimated useful lives of PP&E, EI assets – operating leases, and intangible assets constitutes a change in accounting estimate and are applied prospectively.

ROU Asset and Lease Liability

The Company determines the ROU asset and lease liability for each lease upon commencement. In calculating the ROU asset and lease liability, the Company is required to determine a suitable discount rate in order to calculate the present value of the contractual payments for the right to use the underlying asset during the lease term. In addition, the Company is required to assess the term of the lease, including if the Company is reasonably certain to exercise options to extend the lease or terminate the lease. Discount rates and lease assumptions are reassessed when there is a lease modification.

EI Assets – Finance Leases Receivable

In calculating the value of the Company's finance leases receivable, the Company is required to determine the fair value of the underlying assets included in the finance lease transaction, or, if lower, the present value of the lease payments discounted using a market rate of interest. The fair value of the underlying assets should reflect the amount that the Company would otherwise recognize on a sale of those assets. The market rate of interest is estimated by considering the interest rate of relevant debt instruments with a similar maturity term to the contract.

Fair Value of Financial Instruments

The fair value of financial instruments is determined using the observable market data at the reporting date. When the fair value of financial instruments cannot be measured using observable market data, the Company exercises judgment to determine the appropriate valuation technique and makes assumptions based on the market conditions at the end of each reporting period. The valuation technique may include the use of third-party models, incorporating inputs derived from observable market data, such as independent price publications and credit spreads. Actual values may significantly differ from these estimates.

Allowance for Doubtful Accounts

Amounts included in allowance for doubtful accounts reflect the expected credit losses for trade receivables. The Company determines allowances based on Management's best estimate of future expected credit losses, considering historical default rates, current economic conditions, and forecasts of future economic conditions. Future economic conditions, especially around the oil and gas industry, may have a significant impact on the collectability of trade receivables from customers and the corresponding expected credit losses. Management has implemented additional monitoring processes in assessing the creditworthiness of customers and believes the current provision appropriately reflects the best estimate of its future expected credit losses. Significant or unanticipated changes in economic conditions could impact the magnitude of future expected credit losses.

Impairment of Inventories

The Company regularly reviews the nature and quantities of inventory on hand and evaluates the net realizable value of items based on historical usage patterns, known changes to equipment or processes, and customer demand for specific products. Significant or unanticipated changes in business conditions could impact the magnitude and timing of impairment recognized.

Impairment of Non-Financial Assets

Impairment exists when the carrying value of an asset or group of assets exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value-in-use. The value-in-use calculation is based on a discounted cash flow model, which requires the Company to estimate future cash flows and use judgment to determine a suitable discount rate to calculate the present value of those cash flows.

Impairment of Goodwill

The Company tests goodwill for impairment at least on an annual basis, or when there is any indication that goodwill may be impaired. This requires an estimation of the value-in-use of the groups of CGUs to which the goodwill is allocated. The Company has determined the group of CGUs to be its operating segments for purposes for its impairment assessment. Estimating the value-in-use requires an estimate of the expected future cash flows from each group of CGUs and use judgment to determine a suitable discount rate in order to calculate the present value of those cash flows. The methodology and assumptions used, as well as the results of the assessment performed are detailed in Note 12 *"Goodwill and Impairment Review of Goodwill"*.

Income Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Given the wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to taxable income. The Company establishes provisions for uncertain tax positions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective company's domicile. The Company reviews the adequacy of these provisions at the end of each reporting period and adjusts them as required. However, it is possible that, at some future date, current income tax liabilities are in excess of the Company's current income tax provision as a result of these audits, adjustments, or litigation with tax authorities. These differences could materially impact the Company's assets, liabilities, and net income.

Deferred tax assets are recognized for all unused tax losses, carried forward tax credits, or other deductible temporary differences to the extent that it is probable that taxable profit will be available against which these deferred tax assets can be utilized. Significant judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the timing of reversal, expiry of losses and the level of future taxable profits together with future tax planning strategies. The basis for this estimate is Management's cash flow projections. To the extent the Company determines the recoverability of deferred tax assets is unlikely, the deferred tax asset is not recognized. Management regularly assesses the unrecognized deferred tax asset to determine what portion can be recognized in response to changing economic conditions or recent events.

Share-Based Compensation

The Company employs the fair value method of accounting for its share-based compensation. The determination of the share-based compensation expense requires the use of estimates and assumptions based on exercise prices, market conditions, vesting criteria, length of employment, and past experiences of the Company. Changes in these estimates and future events could alter the determination of the provision for such compensation. Details concerning the assumptions used are described in Note 23 *"Share-Based Compensation"*.

Note 6. Accounts Receivable and Unbilled Revenue

(a) Accounts Receivable

Accounts receivable consisted of the following:

	December 31, 2024	December 31, 2023	January 1, 2023
Trade receivables	$ 400	$ 400	$ 339
Less: allowance for doubtful accounts	(11)	(9)	(6)
Trade receivables, net	389	391	333
Other receivables	9	7	4
Accounts receivable	$ 398	$ 398	$ 337

Aging of trade receivables:

	December 31, 2024	December 31, 2023	January 1, 2023
Current to 90 days	$ 308	$ 333	$ 300
Over 90 days	92	67	39
Trade receivables	$ 400	$ 400	$ 339

Movement in allowance for doubtful accounts:

December 31,	2024	2023
Opening balance	$ 9	$ 6
Impairment provision additions on receivables	2	1
Amounts settled and derecognized during the period	-	2
Closing balance	$ 11	$ 9

(b) Unbilled Revenue

Movement in unbilled revenue:

December 31,	2024	2023
Opening balance	$ 309	$ 303
Unbilled revenue recognized	766	1,011
Amounts billed	(753)	(1,004)
Transfer of EH Cryo project asset (Note 13)	(161)	-
Currency translation effects	(2)	(1)
Closing balance	$ 159	$ 309
Current unbilled revenue	$ 157	$ 174
Non-current unbilled revenue	2	135
Total unbilled revenue	$ 159	$ 309

Note 7. Inventories

Inventories consisted of the following:

	December 31, 2024	December 31, 2023	January 1, 2023
Direct materials	$ 85	$ 70	$ 79
Repair and distribution parts	94	115	101
Work-in-progress	62	90	73
Equipment	17	19	20
Total inventories	**$ 258**	$ 294	$ 273

	December 31, 2024	December 31, 2023	January 1, 2023
Work-in-progress related to finance leases	**$ 35**	$ -	$ 31

The amount of inventory and overhead costs recognized as expense and included in COGS during the year ended December 31, 2024, was $1,910 million (December 31, 2023 – $1,886 million). COGS is made up of direct materials, direct labour, depreciation on manufacturing assets, post-manufacturing expenses, and overhead. COGS also includes inventory write-downs pertaining to obsolescence and aging, and recoveries of past write-downs upon disposition. The net change in inventory reserves charged to the consolidated statements of earnings (loss) and included in COGS for the year ended December 31, 2024, was $3 million (December 31, 2023 – less than $1 million).

The costs related to the construction of EI assets determined to be finance leases are accounted for as work-in-progress related to finance leases. Once a project is completed and enters service it is reclassified to COGS.

Note 8. Property, Plant and Equipment

A reconciliation of the changes in the carrying amount of PP&E were as follows:

Estimated useful life	Land	Building 5 to 20 years	Equipment 2 to 20 years	Assets under construction	Total PP&E
Cost					
December 31, 2023	$ 17	$ 104	$ 62	$ 7	$ 190
Additions	-	-	2	14	16
Reclassification	-	5	9	(15)	(1)
Disposals	-	(5)	(7)	-	(12)
Currency translation effects	-	(2)	(3)	(1)	(6)
December 31, 2024	**$ 17**	**$ 102**	**$ 63**	**$ 5**	**$ 187**
Accumulated depreciation					
December 31, 2023	$ -	$ (42)	$ (44)	$ -	$ (86)
Depreciation charge	-	(10)	(10)	-	(20)
Disposals	-	5	7	-	12
Currency translation effects	-	1	2	-	3
December 31, 2024	**$ -**	**$ (46)**	**$ (45)**	**$ -**	**$ (91)**
Net book value – December 31, 2024	**$ 17**	**$ 56**	**$ 18**	**$ 5**	**$ 96**

Estimated useful life	Land	Building 5 to 20 years	Equipment 2 to 20 years	Assets under construction	Total PP&E
Cost					
January 1, 2023	$ 18	$ 112	$ 67	$ 3	$ 200
Additions	-	-	2	14	16
Reclassification	-	2	10	(13)	(1)
Disposals	-	(6)	(13)	-	(19)
Reclassified to assets held for sale	-	(4)	(2)	-	(6)
Currency translation effects	(1)	-	(2)	3	-
December 31, 2023	$ 17	$ 104	$ 62	$ 7	$ 190
Accumulated depreciation					
January 1, 2023	$ -	$ (43)	$ (44)	$ -	$ (87)
Depreciation charge	-	(7)	(13)	-	(20)
Disposals	-	3	9	-	12
Reclassified to assets held for sale	-	4	2	-	6
Currency translation effects	-	1	2	-	3
December 31, 2023	$ -	$ (42)	$ (44)	$ -	$ (86)
Net book value – December 31, 2023	$ 17	$ 62	$ 18	$ 7	$ 104

Depreciation of PP&E included in net earnings for the year ended December 31, 2024, was $20 million (December 31, 2023 – $20 million), of which $10 million was included in COGS (December 31, 2023 – $8 million) and $10 million was included in SG&A (December 31, 2023 – $12 million).

Note 9. Energy Infrastructure Assets

The Company's EI assets are comprised of Build-Own-Operate-Maintain ("BOOM") assets, and contract compression assets which are leased to customers. At the inception of a lease contract, all leases are classified as either an operating lease or finance lease.

(a) EI Assets – Operating Leases

EI assets under lease arrangements that are classified and accounted for as operating leases under the definition of IFRS 16 are stated at cost less accumulated depreciation and impairment losses. The estimated useful lives of EI assets are generally between five and 30 years.

A reconciliation of the changes in the carrying amount of EI assets was as follows:

December 31,		**2024**		2023
Cost				
Balance, January 1	**$**	**1,142**	$	1,129
Additions		**59**		90
Disposals[1]		**(119)**		(70)
Currency translation effects		**(23)**		(7)
Total cost	**$**	**1,059**	$	1,142
Accumulated depreciation				
Balance, January 1	**$**	**(278)**	$	(215)
Depreciation charge		**(111)**		(127)
Impairment		**(1)**		(1)
Disposals[1]		**27**		53
Currency translation effects		**17**		12
Total accumulated depreciation	**$**	**(346)**	$	(278)
Net book value	**$**	**713**	$	864

[1] *During the first quarter of 2024, disposals include the conversion of a BOOM asset, which was previously accounted for as an operating lease, to a finance lease as a result of a contract modification.*

Depreciation of EI assets – operating leases included in COGS for the year ended December 31, 2024, was $111 million (December 31, 2023 – $127 million).

Impairment of EI assets – operating leases included in net earnings for the year ended December 31, 2024, was $1 million (December 31, 2023 – $1 million).

During the year ended December 31, 2024, the Company recognized $229 million of revenue related to operating leases in its LATAM and EH segments (December 31, 2023 – $242 million), and $144 million of revenue related to its NAM contract compression fleet (December 31, 2023 – $125 million).

(b) EI Assets – Finance Leases Receivable

Lease arrangements for certain EI assets are considered finance leases when the risks and rewards of ownership are transferred to the lessee, which generally occurs if ownership of the lease is transferred to the lessee by the end of the lease term; the lessee has the option to purchase the leased asset at a price that is sufficiently lower than the fair value at the date the option becomes exercisable for it to be reasonably certain, at the inception date, that option will be exercised; the term of the lease is for the major part of the economic life of the asset; or the present value of the lease payments amounts to substantially all of the fair value of the asset.

The Company has finance lease arrangements for certain of its EI assets, with initial terms ranging from 5 to 10 years.

The value of the EI assets – finance leases receivable were comprised of the following:

	Minimum lease payments and unguaranteed residual value			Present value of minimum lease payments and unguaranteed residual value		
	December 31, 2024	December 31, 2023	January 1, 2023	**December 31, 2024**	December 31, 2023	January 1, 2023
Less than one year	**$ 49**	$ 46	$ 54	**$ 49**	$ 43	$ 44
Between one and five years	**188**	129	145	**145**	106	110
Greater than five years	**54**	90	107	**44**	55	63
	$ 291	$ 265	$ 306	**$ 238**	$ 204	$ 217
Less: Unearned interest revenue	**(53)**	(61)	(89)	**-**	-	-
Closing balance	**$ 238**	$ 204	$ 217	**$ 238**	$ 204	$ 217

December 31,	**2024**	2023
Opening balance	**$ 204**	$ 217
Additions[1]	**87**	48
Interest revenue	**22**	23
Payments (principal and interest)	**(73)**	(59)
Derecognition on disposal	**-**	(24)
Other	**(2)**	(2)
Currency translation effects	**-**	1
Closing balance	**$ 238**	$ 204

[1] *During the first quarter of 2024, additions included the conversion of a BOOM asset, which was previously accounted for as an operating lease, to a finance lease as a result of a contract modification.*

The Company recognized non-cash selling profit related to the commencement of finance leases of $3 million for the year ended December 31, 2024 (December 31, 2023 – $13 million).

The average interest rates implicit in the leases are fixed at the contract date for the entire lease term. At December 31, 2024, the average interest rate was 7.6 percent per annum (December 31, 2023 – 8.6 percent, January 1, 2023 – 9.4 percent). The EI assets – finance leases receivable at the end of reporting period are neither past due nor impaired.

Note 10. Lease Right-of-Use Assets

A reconciliation of the changes in the carrying amount of lease ROU assets were as follows:

	Land and buildings	Equipment	Total lease ROU assets
Cost			
December 31, 2023	$ 64	$ 30	$ 94
Additions	5	18	23
Disposals	(7)	(3)	(10)
Currency translation effects	(2)	(3)	(5)
December 31, 2024	**$ 60**	**$ 42**	**$ 102**
Accumulated depreciation			
December 31, 2023	$ (22)	$ (10)	$ (32)
Depreciation charge	(11)	(8)	(19)
Disposals	2	3	5
Currency translation effects	2	-	2
December 31, 2024	**$ (29)**	**$ (15)**	**$ (44)**
Net book value – December 31, 2024	**$ 31**	**$ 27**	**$ 58**

	Land and buildings	Equipment	Total lease ROU assets
Cost			
January 1, 2023	$ 69	$ 19	$ 88
Additions	16	17	33
Disposals	(11)	(6)	(17)
Lease remeasurement adjustment	(6)	-	(6)
Reclassified to assets held for sale	(5)	-	(5)
Currency translation effects	1	-	1
December 31, 2023	$ 64	$ 30	$ 94
Accumulated depreciation			
January 1, 2023	$ (20)	$ (10)	$ (30)
Depreciation charge	(12)	(5)	(17)
Disposals	8	5	13
Lease remeasurement adjustment	1	-	1
Reclassified to assets held for sale	1	-	1
Currency translation effects	-	-	-
December 31, 2023	$ (22)	$ (10)	$ (32)
Net book value – December 31, 2023	$ 42	$ 20	$ 62

Depreciation of lease ROU assets included in net earnings for the year ended December 31, 2024, was $19 million (December 31, 2023 – $17 million), of which $16 million was included in COGS (December 31, 2023 – $11 million) and $3 million was included in SG&A (December 31, 2023 – $6 million).

Note 11. Intangible Assets

A reconciliation of the changes in the carrying amount of intangible assets were as follows:

	Customer relationships and other	Software	Total intangible assets
Cost			
December 31, 2023	$ 112	$ 57	$ 169
Additions	-	2	2
Reclassification	-	1	1
Disposal	-	(13)	(13)
Currency translation effects	(2)	(3)	(5)
December 31, 2024	**$ 110**	**$ 44**	**$ 154**
Accumulated amortization			
December 31, 2023	$ (68)	$ (46)	$ (114)
Amortization charge	(14)	(7)	(21)
Disposal	-	13	13
Currency translation effects	2	3	5
December 31, 2024	**$ (80)**	**$ (37)**	**$ (117)**
Net book value – December 31, 2024	**$ 30**	**$ 7**	**$ 37**

	Customer relationships and other	Software	Total intangible assets
Cost			
January 1, 2023	$ 112	$ 55	$ 167
Additions	-	5	5
Reclassification	-	1	1
Disposal	-	(1)	(1)
Currency translation effects	-	(3)	(3)
December 31, 2023	$ 112	$ 57	$ 169
Accumulated amortization			
January 1, 2023	$ (54)	$ (37)	$ (91)
Amortization charge	(14)	(9)	(23)
Disposal	-	1	1
Currency translation effects	-	(1)	(1)
December 31, 2023	$ (68)	$ (46)	$ (114)
Net book value – December 31, 2023	$ 44	$ 11	$ 55

Note 12. Goodwill and Impairment Review of Goodwill

A reconciliation of the changes in goodwill were as follows:

December 31,		2024		2023
Opening balance	$	**433**	$	498
Impairment		**-**		(65)
Currency translation effects		**(11)**		-
Closing balance	**$**	**422**	$	433

Goodwill acquired through historical business combinations has been allocated to groups of CGUs, which are the Company's operating segments that represent the lowest level at which goodwill is monitored for internal management purposes. The Company's CGUs are Canada, the USA, LATAM, and EH. At December 31, 2024, the Company performed its annual goodwill assessment by comparing the carrying value and recoverable amounts for Canada, the USA, and EH operating segments in accordance with IAS 36.10(b). There is no goodwill remaining in the LATAM operating segment as the Company recognized an impairment of $65 million as at December 31, 2023.

In assessing whether goodwill has been impaired, the carrying amount of each operating segment (including goodwill) is compared with its recoverable amount. The recoverable amount is the higher of the fair value less costs to sell and value-in-use ("VIU"). The recoverable amounts for the operating segments have been determined based on VIU calculations, using discounted cash flow projections as at December 31, 2024. Management has adopted a five-year projection period to assess each operating segment's VIU. A two percent terminal value was used in the perpetual growth methodology based on the fifth year. This five-year projection includes the financial budgets approved by the Board for 2025 and Management's expectations of cash flows for 2026 to 2029.

Key Assumptions Used in Value-In-Use Calculations:

The Company completed its annual assessment for goodwill impairment and determined that the recoverable amount for Canada, the USA, and EH operating segments exceeded the carrying value using discount rates which ranged from 10.1 percent to 13.6 percent (December 31, 2023 – 9.5 percent to 13.5 percent, January 1, 2023 – 10.7 percent to 15.3 percent) post-tax discount rate.

The estimation of VIU involves significant judgment in the determination of inputs to the discounted cash flow model and is most sensitive to changes in cash flow projections, revenue growth rate, operating margins, terminal growth and discount rates. These key assumptions were tested for sensitivity by applying a reasonable possible change to those assumptions. Assumptions include future EBIT changing by 10 percent or the discount rate was changed by one percent. The USA and Canada operating segments have sufficient room as their recoverable amounts are significantly higher than their carrying values, and therefore, the sensitivities will not indicate an impairment. The EH segment is more sensitive to changes in EBIT and the discount rate as follows:

- EBIT: Management has made estimates relating to the amount and timing of revenue recognition for projects included in backlog, and the assessment of the likelihood of maintaining and growing market share. A 10 percent change in EBIT in the EH segment would not trigger an impairment.
- Discount Rate: Management determines a discount rate for each segment based on the estimated weighted average cost of capital of the Company, using the five-year average of the Company's peer group debt to total enterprise value, adjusted for a number of risk factors specific to each operating segment. This discount rate has been calculated using an estimated risk-free rate of return adjusted for the Company's estimated equity market risk premium, the Company's cost of debt, and the tax rate in the local jurisdiction. A one percent increase in the discount rate in the EH segment would trigger an impairment.

Management will continue to assess the long-term projected cash flows, as certain factors may cause a material variance from previously used cash flow projections. Management notes that there is potential for future impairments as interest rates continue to fluctuate, and as the Company gets more visibility regarding future cash flows.

Note 13. Other Assets

Other assets were comprised of the following:

	December 31, 2024		December 31, 2023		January 1, 2023
EH Cryo project asset (a)	$	161	$ -	$	-
Investment in associates and joint ventures		26	28		25
Redemption options (b)		17	-		-
Prepaid deposits		5	12		9
Long-term receivables		-	-		25
Total other assets	$	**209**	$ 40	$	59

(a) EH Cryo project asset

During the second quarter of 2024, Enerflex suspended site activity on the EH Cryo project, demobilized its personnel and provided its customer with notice of Force Majeure following a fatal drone attack at an adjacent facility. Due to the continuing Force Majeure and circumstances that made it impossible for Enerflex to fulfill its obligations under the EH Cryo project contract, Enerflex terminated the contract during the fourth quarter of 2024.

The future revenue associated with the cancelled performance obligations of $75 million has been removed from the Company's ES backlog. There was no gross margin on the future revenue associated with the cancelled performance obligation for the EH Cryo project.

On termination of the contract, the Company reassessed the value of the unbilled revenue associated with the EH Cryo project. The previously recognized unbilled revenue of $178 million associated with the EH Cryo project was reduced by $17 million to reflect the revised estimated transaction price. The decrease in the unbilled revenue was accounted for as a reduction to revenue during the fourth quarter of 2024. Management has made estimates and assumptions surrounding the expected proceeds and profitability of the EH Cryo project contract, the estimated degree of completion based on cost progression and other factors that impact the amount of revenue recognized for the project. Although these factors are reviewed as part of the project management process, changes in these estimates or assumptions could lead to changes in the revenue recognized.

The Company previously recognized a provision for unrecoverable costs of its obligation to complete the project ("onerous loss provision"). On termination of the contract during the fourth quarter of 2024, the outstanding provision of $17 million was derecognized as the Company no longer had an obligation to incur additional costs to complete the project after termination. The derecognition of the onerous loss provision was accounted for as a reduction to COGS during the fourth quarter of 2024.

The combined effect of the reduction in unbilled revenue and the derecognition of the onerous loss provision did not impact the Company's gross margin.

Management does not expect settlement of the outstanding amounts from the customer within the next twelve months. As a result, the revised unbilled revenue of $161 million was reclassified to other long-term assets. Enerflex is seeking to recover all amounts owing, including the unbilled revenue, through arbitration proceedings.

Since inception of the project, Enerflex has maintained a $31 million Letter of Credit in support of its obligation under the EH Cryo project contract. Enerflex would view any drawing of the financial security in the prevailing circumstances as improper and would be considered as an additional receivable owed by the customer. See the *"Legal Proceedings"* section of Note 30 for further details.

(b) Redemption Options

The Company's senior secured notes ("Notes") contain optional redemption features that allow the Company to redeem all or part of the Notes at prices set forth in the Notes agreement at a premium, following certain dates specified in the Notes agreement. These redemption features constitute embedded derivatives that are required to be separated from the Notes and measured at fair value.

The embedded derivative components of these hybrid financial instruments are measured at fair value at each reporting date with gains or losses in fair value recognized through profit or loss. The decline in risk-free rates has resulted in a significant increase to the value of the redemption options, and accordingly, the Company has recognized an embedded derivative asset of $17 million as at December 31, 2024 (December 31, 2023 – nil, January 1, 2023 – nil) related to these redemption options. At December 31, 2024, the Company recognized a gain on redemption options of $17 million (December 31, 2023 – nil).

Note 14. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities were comprised of the following:

	December 31, 2024		December 31, 2023		January 1, 2023
Trade payables and accrued liabilities	$	395	$	416	$	452
Accrued dividend payable		3		2		2
Cash-settled share-based payments		15		6		10
Total accounts payable and accrued liabilities	$	413	$	424	$	464

Note 15. Provisions

Provisions were comprised of the following:

	December 31, 2024		December 31, 2023		January 1, 2023	
Warranties	$	16	$	11	$	10
Other provisions		6		9		4
Total provisions	$	22	$	20	$	14

December 31, 2024		Warranties		Other provisions		Total
Opening balance	$	11	$	9	$	20
Additions during the year		13		19		32
Amounts settled and/or released in the year		(8)		(3)		(11)
Reversal		-		(19)		(19)
Closing balance	$	16	$	6	$	22

December 31, 2023		Warranties		Other provisions		Total
Opening balance	$	10	$	4	$	14
Additions during the year		7		6		13
Amounts settled and/or released in the year		(6)		(1)		(7)
Closing balance	$	11	$	9	$	20

Note 16. Deferred Revenue

Deferred revenue was comprised of the following:

December 31,		2024		2023
Opening balance	$	**319**	$	295
Cash received in advance of revenue recognition		**1,067**		660
Revenue subsequently recognized		**(996)**		(636)
Currency translation effects		**(4)**		-
Closing balance	$	**386**	$	319
Current deferred revenue	$	**375**	$	297
Non-current deferred revenue		**11**		22
Deferred revenue	$	**386**	$	319

Note 17. Long-Term Debt

The secured revolving credit facility ("RCF"), which was extended during the second quarter of 2024, has a maturity date of October 13, 2026 (the "Maturity Date"). Availability under the RCF increased to $800 million from $700 million and may be increased by $50 million at the request of the Company, subject to the lenders' consent. The Maturity Date of the RCF may be extended annually on or before the anniversary date with the consent of the lenders. In conjunction with the extension of the RCF, the Company repaid its secured term loan ("Term Loan") which had a balance of $120 million at March 31, 2024. The Notes consist of $563 million principal amount, bears interest of 9.0 percent, and has a maturity of October 15, 2027.

As part of the RCF, the Company can request the issuance of up to $150 million in letters of guarantee, standby letters of credit, performance bonds, counter guarantees, import documentary credits, counter standby letters of credit or similar credits to finance the day-to-day operations of the Company. As at December 31, 2024, the Company utilized $87 million of the $150 million limit. The Company also has an additional $70 million unsecured credit facility ("LC Facility") with one of the lenders in its RCF. This LC Facility allows the Company to request the same forms of credits as under the RCF. This LC Facility is supported by performance security guarantees provided by Export Development Canada. As at December 31, 2024, the Company utilized $29 million of the $70 million limit.

During the fourth quarter of 2024, the Company completed the partial redemption of $62 million (or 10 percent of the aggregate principal amount originally issued) of its Notes. The redemption was completed on October 11, 2024 (the "Redemption Date") at a redemption price of 103 percent of the principal amount of the Notes being redeemed, plus accrued and unpaid interest up to, but excluding the Redemption Date.

The Company is required to maintain certain covenants on the RCF and the Notes. As at December 31, 2024, the Company was in compliance with its covenants.

Composition of the borrowings on the RCF, Notes, and the Term Loan were as follows:

	Maturity Date	December 31, 2024	December 31, 2023	January 1, 2023
Notes	October 15, 2027	$ 563	$ 625	$ 625
Drawings on the RCF	October 13, 2026	191	238	338
Drawings on the Term Loan		-	130	150
		754	993	1,113
Deferred transaction costs and Notes discount		(46)	(74)	(86)
Long-term debt		$ 708	$ 919	$ 1,027
Current portion of long-term debt		$ -	$ 40	$ 20
Non-current portion of long-term debt		708	879	1,007
Long-term debt		$ 708	$ 919	$ 1,027

The weighted average interest rate on the RCF for the year ended December 31, 2024, was 7.4 percent (December 31, 2023 – 7.7 percent, January 1, 2023 – 7.0 percent). At December 31, 2024, without considering renewal at similar terms, the USD equivalent principal payments due over the next five years are $754 million, and nil thereafter.

Note 18. Lease Liabilities

December 31,		2024		2023
Opening balance	$	76	$	69
Additions		24		33
Lease interest		4		5
Payments made against lease liabilities (principal and interest)		(24)		(20)
Transfer to liabilities associated with assets held for sale		-		(5)
Disposals		(7)		-
Lease remeasurement adjustment		(1)		(5)
Currency translation effects		(3)		(1)
Closing balance	$	69	$	76
Current portion of lease liabilities	$	22	$	19
Non-current portion of lease liabilities		47		57
Lease liabilities	$	69	$	76

The total cash outflow related to leases were as follows:

Years ended December 31,		2024		2023
Payments made against lease liabilities (principal and interest)	$	24	$	20
Short-term and low value leases		1		-
Variable lease payments in:				
COGS		1		1
SG&A		1		1
Total cash outflow for leases	$	27	$	22

Future minimum lease payments under non-cancellable leases were as follows:

		December 31, 2024
2025	$	24
2026		19
2027		15
2028		8
2029		4
Thereafter		9
	$	79
Less:		
Imputed interest		10
Short-term leases		-
Low-value leases		-
Lease liabilities	$	69

Note 19. Income Taxes

(a) Income Tax Recognized in Net Earnings

The components of income taxes were as follows:

Years ended December 31,		2024		2023
Current income taxes	$	72	$	39
Deferred income taxes		(23)		(8)
Income taxes	**$**	**49**	$	31

(b) Reconciliation of Income Taxes

The provision for income taxes differs from that which would be expected by applying Canadian statutory rates. A reconciliation of the difference is as follows:

Years ended December 31,		2024		2023
Earnings (loss) before income taxes	$	81	$	(52)
Canadian statutory rate		23.4%		23.5%
Expected income tax provision	$	19	$	(12)
Add (deduct):				
Earnings taxed in foreign jurisdictions		22		2
Change in unrecognized deferred tax asset		15		16
Amounts not deductible (taxable) for tax purposes		7		(7)
Impact of OCED Pillar Two current taxes		3		-
Exchange rate effects on tax basis		(16)		17
Impairment of goodwill		-		15
Other		(1)		-
Income taxes	**$**	**49**	$	31

The applicable statutory tax rate is the aggregate of the Canadian federal income tax rate of 15.0 percent (2023 – 15.0 percent) and provincial income tax rate of 8.4 percent (2023 – 8.5 percent).

The Company's effective tax rate is subject to fluctuations in the Argentine peso and Mexican peso exchange rate against the USD. Since the Company holds significant EI assets in Argentina and Mexico, the tax base of these assets are denominated in Argentine peso and Mexican peso, respectively. The functional currency is the USD and as a result, the related local currency tax bases are revalued periodically to reflect the closing USD rate against the local currency. Any movement in the exchange rate results in a corresponding unrealized exchange rate gain or loss being recorded as part of deferred income tax expense or recovery. During periods of large fluctuation or devaluation of the local currency against the USD, these amounts may be significant but are unrealized and may reverse in the future. Recognition of these amounts is required by IFRS, even though the revalued tax basis does not generate any cash tax obligation or liability in the future.

The Company did not recognize income tax in other comprehensive income (loss) for the years ended December 31, 2024 and 2023.

(c) Net Deferred Tax Assets (Liabilities)

Deferred tax assets and liabilities arise from the following:

	Accounting provisions and accruals	Tax losses	Long-term assets	Exchange rate effects on tax bases	Total[1]
December 31, 2023	$ 27	$ 27	$ (69)	$ (29)	$ (44)
Charged to net earnings	(14)	3	15	19	23
Exchange differences	2	-	(2)	(3)	(3)
December 31, 2024	**$ 15**	**$ 30**	**$ (56)**	**$ (13)**	**$ (24)**

[1] Net deferred tax liabilities at December 31, 2024, of $24 million consist of liabilities of $48 million net of assets of $24 million.

	Accounting provisions and accruals	Tax losses	Long-term assets	Exchange rate effects on tax bases	Total[1]
January 1, 2023	$ 3	$ 42	$ (82)	$ (12)	$ (49)
Charged to net loss	23	(15)	16	(16)	8
Exchange differences	1	-	(3)	(1)	(3)
December 31, 2023	**$ 27**	**$ 27**	**$ (69)**	**$ (29)**	**$ (44)**

[1] Net deferred tax liabilities at December 31, 2023, of $44 million consist of liabilities of $65 million net of assets of $21 million (January 1, 2023 – net deferred tax liabilities of $49 million consist of liabilities of $65 million net of assets of $16 million).

(d) Unrecognized Deferred Tax Assets

As at December 31, 2024, the Company did not recognize deductible temporary differences of $955 million (December 31, 2023 – $915 million) and unused Canadian tax credits of $1 million (December 31, 2023 – $1 million) for which it is unlikely that sufficient future taxable income will be available to offset against. An additional $62 million (December 31, 2023 – $59 million) of US tax credits were acquired, but utilization is restricted and therefore, the benefit is not recognized.

The deductible temporary differences consist of:

Years ended December 31,	**2024**	2023
Canadian:		
Tax losses	**$ 229**	$ 254
Restricted interest	**39**	-
Long-term assets	**(2)**	1
Accounting provisions and other accruals	**35**	15
Foreign:		
Tax losses	**646**	688
Restricted interest	**13**	-
Long-term assets	**(5)**	(41)
Accounting provisions and other accruals	**-**	(2)
Total unrecognized deferred tax assets	**$ 955**	$ 915

The Company's unused tax losses and tax credits are subject to expiration in the years 2025 through 2044 with some having an indefinite life.

Note 20. Share Capital Authorized

The Company is authorized to issue an unlimited number of common shares without par value. Share capital comprises only one class of ordinary shares. The ordinary shares carry a voting right and a right to a dividend.

Issued and Outstanding

December 31,	2024 Number of common shares	2024 Common share capital	2023 Number of common shares	2023 Common share capital
Opening balance	**123,956,865**	**$ 504**	123,739,020	$ 503
Exercise of stock options	**186,314**	**1**	217,845	1
Closing balance	**124,143,179**	**$ 505**	123,956,865	$ 504

Total dividends declared in the year were $10 million, or CAD $0.1125 per share (December 31, 2023 – $10 million, or CAD $0.10 per share, January 1, 2023 – $7 million, or CAD $0.10 per share).

Note 21. Revenue

Years ended December 31,	2024	2023
Energy Infrastructure	**$ 668**	$ 576
After-market Services	**508**	483
Engineered Systems	**1,238**	1,284
Total revenue	**$ 2,414**	$ 2,343

Revenue by geographic location, which is attributed by destination of sale, was as follows:

Years ended December 31,	2024	2023
USA	**$ 1,076**	$ 997
Canada	**243**	260
Oman	**221**	164
Argentina	**175**	163
Nigeria	**148**	175
Mexico	**71**	62
Australia	**70**	63
Brazil	**61**	76
Peru	**54**	4
Bahrain	**46**	94
Guyana	**43**	6
Thailand	**35**	30
Colombia	**24**	21
Iraq	**22**	144
UAE	**18**	6
Other	**107**	78
Total revenue	**$ 2,414**	$ 2,343

The following table outlines the Company's unsatisfied performance obligations, by product line, as at December 31, 2024:

		Less than one year		One to two years		Greater than two years		Total
Energy Infrastructure	$	427	$	345	$	773	**$**	**1,545**
After-market Services		74		36		63		**173**
Engineered Systems		1,181		84		15		**1,280**
Total	**$**	**1,682**	**$**	**465**	**$**	**851**	**$**	**2,998**

Note 22. Selling, General and Administrative Expenses

SG&A expenses comprise of costs incurred by the Company to support the business operations that are not directly attributable to the production of goods or services.

Years ended December 31,		2024		2023
Core SG&A[1]	**$**	**249**	$	249
Share-based compensation (Note 23)		**29**		6
Depreciation and amortization		**47**		46
Bad debt expense (recovery)		**2**		(8)
Total SG&A	**$**	**327**	$	293

[1] *Core SG&A is primarily comprised of compensation, third-party services, and information technology expenses.*

Note 23. Share-Based Compensation

(a) Share-Based Compensation Expense

The share-based compensation expense included in the determination of net earnings (loss) was:

Years ended December 31,		2024		2023
Deferred share units	**$**	**11**	$	(1)
Performance share units		**7**		-
Restricted share units		**10**		5
Cash performance target		**1**		2
Share-based compensation expense	**$**	**29**	$	6

(b) Equity-Settled Share-Based Payments

			2024			2023
Years ended December 31,	**Number of options**		**TSX CAD Weighted average exercise price**	Number of options		TSX CAD Weighted average exercise price
Options outstanding, beginning of period	**2,297,975**	**$**	**11.12**	3,089,229	$	10.77
Exercised[1]	**(186,314)**		**5.95**	(217,845)		5.87
Forfeited	**(118,935)**		**8.45**	(318,840)		9.54
Expired	**(466,403)**		**15.33**	(254,569)		13.32
Options outstanding, end of period	**1,526,323**	**$**	**10.67**	2,297,975	$	11.12
Options exercisable, end of period	**1,237,006**	**$**	**11.54**	1,589,639	$	12.52

[1] *The weighted average share price of options at the date of exercise for the year ended December 31, 2024, was CAD $10.42 (December 31, 2023 – CAD $8.16).*

The Company did not grant stock options for the years ended December 31, 2024 and 2023.

The following table summarizes options outstanding and exercisable at December 31, 2024:

	Options Outstanding				Options Exercisable			
Range of exercise prices[1]	Number outstanding	Weighted average remaining life (years)		Weighted average exercise price	Number outstanding	Weighted average remaining life (years)		Weighted average exercise price
$5.51 – $6.68	323,237	2.62	$	5.51	212,730	2.62	$	5.51
$6.69 – $13.07	519,320	3.32		8.53	340,510	3.17		8.89
$13.08 – $16.12	683,766	1.19		14.74	683,766	1.19		14.74
Total	**1,526,323**	**2.22**	**$**	**10.67**	**1,237,006**	**1.98**	**$**	**11.54**

[1] The range of exercise prices equal the weighted average market price of the Company's shares on the five days preceding the effective date of the grant based on prices from the Toronto Stock Exchange ("TSX").

(c) Deferred Share Units

The Company offers a DSU plan for executives and non-employee directors, whereby they may elect on an annual basis to receive all or a portion of their annual bonus, or retainer and fees, respectively, in DSUs. In addition, the Board may grant discretionary DSUs to executives when determined by the Board to be aligned with the long-term interests of the Company and shareholder value creation. A specified component of non-employee directors' compensation must be received in DSUs. A DSU is a notional unit that entitles the holder to receive payment, as described below, from the Company equal to the implied market value calculated as the number of DSUs multiplied by the weighted average price per share on the TSX for the five trading days immediately preceding the grant.

Additional Enerflex DSUs will be credited on the regular dividend payment dates as all dividends are assumed to be reinvested.

DSUs may be granted to eligible participants on an annual basis and will vest upon being credited to the executive or non-employee director's account. Participants are not able to cash in their DSUs until they are no longer employed by or cease to be directors of Enerflex. The Company satisfies its payment obligation through cash payments to the participant.

DSUs represent an indexed liability of the Company relative to the Company's share price. For the year ended December 31, 2024, the value of directors' compensation and executive bonuses elected to be received in DSUs totalled $2 million (December 31, 2023 – $2 million). The Company paid $3 million for the year ended December 31, 2024, representing units vested in the year (December 31, 2023 – $2 million).

DSUs outstanding	Number of DSUs		TSX CAD Weighted average grant date fair value per unit	Number of DSUs		NYSE USD Weighted average grant date fair value per unit
December 31, 2023	1,560,110	$	10.45	-	$	-
Granted	259,563		8.66	12,711		6.24
In lieu of dividends	22,566		7.16	122		5.72
Vested	(396,062)		10.01	-		-
Forfeited	(1,220)		5.89	-		-
December 31, 2024	**1,444,957**	**$**	**10.20**	**12,833**	**$**	**6.24**

The carrying amount of the liability relating to DSUs as at December 31, 2024, included in current liabilities was $4 million (December 31, 2023 – $1 million, January 1, 2023 – $2 million) and in other long-term liabilities was $10 million (December 31, 2023 – $6 million, January 1, 2023 – $8 million).

(d) Phantom Share Entitlement Plan

The Company utilizes a PSE plan for key employees of affiliates located in Australia and the UAE, for whom the Company's Stock Option Plan would have negative personal taxation consequences.

The exercise price of each PSE equals the average of the market price of the Company's shares on the TSX for the five days preceding the date of the grant. The PSEs vest at a rate of one-fifth on each of the first five anniversaries of the date of the grant and expire on the seventh anniversary. The award entitlements for increases in the share trading value of the Company are to be paid to the recipient in cash upon exercise.

There were no PSEs granted to employees during the years ended December 31, 2024 and 2023.

PSEs outstanding	Number of PSEs		TSX CAD Weighted average grant date fair value per unit
December 31, 2023	158,913	$	12.61
Exercised	(28,770)		6.72
Expired	(27,352)		15.75
December 31, 2024	**102,791**	**$**	**13.42**

The carrying amount of the liability relating to the PSEs as at December 31, 2024, included in current liabilities was less than $1 million (December 31, 2023 – less than $1 million, January 1, 2023 – less than $1 million) and in other long-term liabilities was less than $1 million (December 31, 2023 – less than $1 million, January 1, 2023 – less than $1 million).

(e) Performance Share Units

The Company offers a PSU plan for executive officers of the Company. A PSU is a notional unit that entitles the holder to receive payment, as described below, from the Company equal to the number of vested PSUs multiplied by the weighted average price per share on the TSX and New York Stock Exchange ("NYSE") during the last five trading days immediately preceding the grant. Vesting is based on the achievement of performance measures and objectives specified by the Board of Directors. The Board of Directors assess performance to determine the vesting percentage, which can range from zero percent to 200 percent. Within 14 days after the determination of the vesting percentage, the holder will be paid for the vested PSUs either in cash or in shares of the Company acquired on the open market on behalf of the holder, at the discretion of the Company.

Additional Enerflex PSUs will be credited on the regular dividend payment dates as all dividends are assumed to be reinvested.

The Company paid $2 million for the year ended December 31, 2024, representing units vested in the year (December 31, 2023 – $2 million).

PSUs outstanding	Number of PSUs		TSX CAD Weighted average grant date fair value per unit	Number of PSUs		NYSE USD Weighted average grant date fair value per unit
December 31, 2023	1,210,895	$	9.40	272,729	$	6.23
Granted	378,438		7.98	185,842		5.88
In lieu of dividends	15,996		7.18	3,641		5.34
Vested	(274,113)		7.67	(63,699)		5.41
Forfeited	(168,680)		7.60	(46,887)		6.24
December 31, 2024	**1,162,536**	**$**	**9.58**	**351,626**	**$**	**6.18**

The carrying amount of the liability relating to PSUs as at December 31, 2024, included in current liabilities was $4 million (December 31, 2023 – $2 million, January 1, 2023 – $3 million) and in other long-term liabilities was $3 million (December 31, 2023 – $2 million, January 1, 2023 – $2 million).

(f) Restricted Share Units

The Company offers a RSU plan to executive officers and other key employees of the Company or its related entities. RSUs may be granted at the discretion of the Board when determined by the Board to be aligned with the long-term interests of the Company and shareholder value creation. An RSU is a notional unit that entitles the holder to receive payment, as described below, from the Company equal to the number of vested RSUs multiplied by the weighted average price per share on the TSX and NYSE during the last five trading days immediately preceding the vesting date. Unless otherwise determined by the Board, RSUs vest at a rate of one-third on the first, second, and third anniversaries of the award date. Within 30 days of the vesting date, the holder will be paid for the vested RSUs. Executive officers receive payment in the form of Company shares acquired on the open market, and other key employees receive either cash or Company shares, at the discretion of the Company.

Additional Enerflex RSUs will be credited on the regular dividend payment dates as all dividends are assumed to be reinvested.

In 2024, the Board granted 1,647,707 RSUs to executive officers and other key employees of the Company (2023 – 1,869,012).

The Company paid $7 million for units vested during the year ended December 31, 2024 (December 31, 2023 – $7 million).

RSUs outstanding	Number of RSUs		TSX CAD Weighted average grant date fair value per unit	Number of RSUs		NYSE USD Weighted average grant date fair value per unit
December 31, 2023	1,773,592	$	6.79	728,591	$	6.24
Granted	958,680		7.99	689,027		5.88
In lieu of dividends	23,403		7.19	10,664		5.38
Vested	(831,454)		8.11	(275,857)		5.80
Forfeited	(171,629)		7.24	(122,038)		6.14
December 31, 2024	**1,752,592**	**$**	**6.78**	**1,030,387**	**$**	**6.12**

The carrying amount of the liability included in current liabilities relating to RSUs at December 31, 2024, was $6 million (December 31, 2023 – $2 million, January 1, 2023 – $3 million) and in other long-term liabilities was nil (December 31, 2023 – less than $1 million, January 1, 2023 – less than $1 million).

(g) Cash Performance Target Plan

The Company offers a CPT plan to certain non-executive, US-based employees of the Company or its related entities. The plan is denominated in US dollars and may be granted at the discretion of the Board. Although the liability associated with the CPT plan follows Enerflex's share performance, no actual shares or securities are issued under the plan. The cash payment fluctuates based on the percentage of appreciation or depreciation in the share price over the life of the award, which is calculated using the last five days immediately preceding the vesting date. The cash grants are held for three years, and vest at a rate of one-third on the first, second, and third anniversaries of the award date. Within 30 days of the vesting date, the holder will be paid for the vested cash grants, at the discretion of the Company.

During 2024, the Board of Directors did not grant CPT (2023 – nil). The Company paid $1 million for the year ended December 31, 2024, representing units vested in the year (December 31, 2023 – $2 million).

The carrying amount of the liability included in current liabilities relating to CPT plan at December 31, 2024, was $1 million (December 31, 2023 – $1 million, January 1, 2023 – $1 million) and in other long-term liabilities was nil (December 31, 2023 – nil, January 1, 2023 – nil).

(h) Employee Share Purchase Plan

The Company offers an employee share purchase plan whereby employees who meet the eligibility criteria can purchase shares by way of payroll deductions. There is a Company match of up to $1,000 per employee per annum based on contributions by the Company of $1 for every $3 contributed by the employee. Company

contributions vest to the employee immediately. Company contributions are charged to SG&A when paid. This plan is administered by a third party.

Note 24. Retirement Benefits Plan

The Company sponsors arrangements for substantially all of its employees through defined contribution plans in Canada, UK, Asia, and Australia, and a 401(k) matched savings plan in the USA. In the case of the defined contribution plans, regular contributions are made to the employees' individual accounts, which are administered by a plan trustee, in accordance with the plan document. Both in the case of the defined contribution plans and the 401(k) matched savings plan, the pension expenses recorded in earnings are the amounts of actual contributions the Company is required to make in accordance with the terms of the plans.

Years ended December 31,		**2024**		2023
Defined contribution plans	**$**	**4**	$	5
401(k) matched savings plan		**6**		5
Total pension expense	**$**	**10**	$	10

Note 25. Finance Costs and Income

Years ended December 31,		**2024**		2023
Finance Costs				
Interest on debt	**$**	**86**	$	101
Accretion of Notes discount[1]		**12**		8
Lease interest expense		**4**		5
Other interest expense		**1**		4
Total finance costs	**$**	**103**	$	118
Finance Income				
Interest income	**$**	**5**	$	24
Net finance costs	**$**	**98**	$	94

[1] Accretion of Notes discount for the year ended December 31, 2024, includes $3 million of accretion related to the early redemption of 10 percent of the Notes. Refer to Note 17 "Long-Term Debt" for further details.

Note 26. Earnings Per Share

Year ended December 31, 2024		**Net earnings**	**Weighted average shares outstanding**		**Per share**
Basic	**$**	**32**	**124,023,920**	**$**	**0.26**
Dilutive effect of stock option conversion		**-**	**140,351**		**-**
Diluted	**$**	**32**	**124,164,271**	**$**	**0.26**

Year ended December 31, 2023		Net loss	Weighted average shares outstanding		Per share
Basic	$	(83)	123,834,242	$	(0.67)
Dilutive effect of stock option conversion		-	-		-
Diluted	$	(83)	123,834,242	$	(0.67)

Note 27. Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, unbilled revenue, EH Cryo project asset, derivatives, redemption options, preferred shares receivable, accounts payable and accrued liabilities, other current liabilities, and long-term debt.

Fair Value Hierarchy and Valuation of Financial Instruments

The following table presents information about the Company's financial assets and financial liabilities measured at fair value on a recurring basis as at December 31, 2024, and indicates the fair value hierarchy of the valuation techniques used to determine such fair value. During the year ended December 31, 2024, there were no transfers between Level 1 and Level 2 fair value measurements.

Fair values are determined using quoted market prices that are observable for the asset or liability, either directly or indirectly. Fair values determined using inputs including forward market rates and credit spreads that are readily observable and reliable, or for which unobservable inputs are determined not to be significant to the fair value, are categorized as Level 2. If there is no active market, fair value is established using valuation techniques, including discounted cash flow models. The inputs to these models are taken from observable market data where possible, including recent arm's-length market transactions, and comparisons to the current fair value of similar instruments. Where this is not feasible, inputs such as liquidity risk, credit risk, and volatility are used.

		Fair Value as at December 31, 2024		
	Carrying value	Level 1	Level 2	Level 3
Financial Assets				
Redemption options	$ 17	$ -	$ 17	$ -
Financial Liabilities				
Long-term debt – Notes	531	-	613	-
Long-term debt – RCF	177	-	191	-

		Fair Value as at December 31, 2023		
	Carrying value	Level 1	Level 2	Level 3
Financial Assets				
Short-term investments	$ 11	$ -	$ 11	$ -
Financial Liabilities				
Derivative financial instruments	1	-	1	-
Long-term debt – Notes	561	-	622	-
Long-term debt – RCF	229	-	238	-
Long-term debt – Term Loan	129	-	130	-

		Fair Value as at January 1, 2023		
	Carrying value	Level 1	Level 2	Level 3
Financial Assets				
Derivative financial instruments	$ 1	$ -	$ 1	$ -
Financial Liabilities				
Derivative financial instruments	1	-	1	-
Long-term debt – Notes	549	-	642	-
Long-term debt – RCF	329	-	338	-
Long-term debt – Term Loan	149	-	150	-

Cash and cash equivalents, short-term investments, accounts receivable, unbilled revenue, EH Cryo project asset, preferred shares receivable, accounts payable and accrued liabilities, and other current liabilities are reported at amounts approximating their fair values on the consolidated statement of financial position. The fair values approximate the carrying values for these instruments due to their short-term nature.

The fair value of derivative financial instruments is measured using the discounted value of the difference between the contract's value at maturity based on the contracted foreign exchange rate and the contract's value at maturity based on prevailing exchange rates. The Company's credit risk is also taken into consideration in determining fair value.

The Company's embedded derivatives related to its redemption options of its Notes are measured at fair value determined using a valuation model based on inputs from observable market data, including independent price publications and third-party pricing services. Changes in fair value are recorded as gains or losses on the consolidated statements of earnings (loss).

Long-term debt associated with the Company's Notes are recorded at amortized cost using the effective interest rate method. Transaction costs associated with the debt were deducted from the debt and are being recognized using the effective interest rate method over the life of the related debt. The fair value of the Notes were determined on a discounted cash flow basis using a weighted average discount rate of 6.3 percent.

Preferred Shares

The Company previously held preferred shares that were initially recorded at fair value, subsequently measured at amortized cost and recognized as long-term receivables in Other assets. During the first quarter of 2023, the Company redeemed these preferred shares and recognized a gain in excess of the carrying value, which was included in the consolidated statements of earnings (loss). The carrying value and estimated fair value of the preferred shares at January 1, 2023, was $21 million and $21 million, respectively.

Derivative Financial Instruments and Hedge Accounting

Foreign exchange contracts are transacted with financial institutions to hedge foreign currency denominated obligations and cash receipts related to purchases of inventory and sales of products.

The following table summarizes the Company's commitments to buy and sell foreign currencies as at December 31, 2024:

			Notional amount	Maturity
Canadian Dollar Denominated Contracts				
Purchase contracts	USD	$	11	January 2025 - December 2025
Sales contracts	USD		(11)	January 2025 - July 2025

Management estimates that a loss of less than $1 million would be realized if the contracts were terminated on December 31, 2024. Certain of these forward contracts are designated as cash flow hedges and accordingly, a loss of less than $1 million has been included in other comprehensive income for the year ended December 31, 2024 (December 31, 2023 – loss of less than $1 million). These losses are not expected to affect net earnings as the losses will be reclassified to net earnings and will offset gains recorded on the underlying hedged items, namely foreign currency denominated accounts payable and accounts receivable. The amount removed from other comprehensive income during the year and included in the carrying amount of the hedged items for the year ended December 31, 2024, was a loss of $1 million (December 31, 2023 – gain of less than $1 million).

All hedging relationships are formally documented, including the risk management objective and strategy. On an on-going basis, an assessment is made as to whether the designated derivative financial instruments continue to be effective in offsetting changes in cash flows of the hedged transactions.

Risks Arising from Financial Instruments and Risk Management

In the normal course of business, the Company is exposed to financial risks that may potentially impact its operating results in any or all of its business segments. The Company employs risk management strategies with a view to mitigating these risks on a cost-effective basis. Derivative financial agreements are used to manage exposure to fluctuations in exchange rates and interest rates. The Company does not enter into derivative financial agreements for speculative purposes.

Foreign Currency Translation Exposure

In the normal course of operations, the Company is exposed to movements in the CAD, USD, the Australian dollar ("AUD"), and the Brazilian real ("BRL"). In addition, Enerflex has significant international exposure through export from its Canadian operations, as well as a number of foreign subsidiaries, the most significant of which are located in the USA, Argentina, Brazil, Colombia, Mexico, Bahrain, Oman, the UAE, and Australia.

The types of foreign exchange risk and the Company's related risk management strategies are as follows:

Transaction Exposure

The Company and its subsidiaries are exposed to translation risk of monetary items denominated in a currency different from their functional currency. The currencies with the most significant impact are the CAD, USD, and the Argentine peso ("ARS").

The functional currency of the parent Company and Canadian operations is CAD. The operations are primarily exposed to changes in the exchange rates on financial instruments denominated in USD.

The Canadian operations of the Company source the majority of its products and major components from the USA. Consequently, reported costs of inventory and the transaction prices charged to customers for equipment and parts are affected by the relative strength of the CAD. The Company also sells compression and processing packages in foreign currencies, primarily the USD. Most of Enerflex's international orders are manufactured in the USA if the contract is denominated in USD. This minimizes the Company's foreign currency exposure on these contracts. The parent Company has intercompany loans, receivables and payables denominated in the USD. The Company identifies and hedges all significant transactional currency risks. The Company has implemented a hedging policy, applicable primarily to the Canadian domiciled business units, with the objective of securing the margins earned on awarded contracts denominated in currencies other than the CAD. In addition, the Company may hedge input costs that are paid in a currency other than the home currency of the subsidiary executing the contract. If the CAD weakens by five percent, the Company could experience foreign exchange gains recorded in the consolidated statements of earnings (loss) of $2 million on its USD denominated financial instruments.

The functional currency of the Argentinian operation is the USD. The operation has cash and cash equivalents, and certain financial instruments denominated in its local currency ARS. With the ongoing devaluation of the ARS, caused by high inflation, the Company is at risk for foreign exchange losses on its financial instruments denominated in ARS. During the year ended December 31, 2024, the Company had foreign exchange losses in Argentina of $4 million. There is a risk of higher losses based on the further devaluation of the ARS. The Company has implemented cash management strategies to mitigate foreign exchange losses due to further devaluation of the ARS, primarily by minimizing cash available to sustain operations. If the ARS weakens by five percent, the Company could experience additional foreign exchange losses of less than $1 million.

The Company had immaterial foreign exchange losses in other locations.

Translation Exposure

The functional currency of the parent Company is the CAD while the functional currency of most of its subsidiaries is the USD. Enerflex uses foreign currency borrowings to hedge against the exposure that arises from foreign subsidiaries that are translated to the CAD through a net investment hedge. As a result, foreign exchange gains and losses on the translation of $651 million in designated foreign currency borrowings are included in accumulated other comprehensive losses for the year ended December 31, 2024. The cumulative currency translation adjustments are recognized in earnings when there has been a reduction in the net investment in the foreign operations. If the CAD weakens by five percent, the Company could experience additional foreign exchange losses recorded in the consolidated statements of other comprehensive income (loss) of $33 million on the foreign currency borrowings.

The Financial Statements of the Company are presented in USD. Assets and liabilities denominated in foreign currencies are translated into USD using the exchange rates in effect at the reporting dates. Unrealized translation gains and losses are deferred and included in accumulated other comprehensive losses.

Earnings from foreign currencies are translated into USD each period at average exchange rates for the period. As a result, fluctuations in the value of the USD relative to these other currencies will impact reported net earnings.

Interest Rate Risk

The Company's liabilities include long-term debt that is subject to fluctuations in interest rates. The Company's Notes outstanding at December 31, 2024, has a fixed interest rate and therefore the related interest expense will not be impacted by fluctuations in interest rates. Conversely, the Company's RCF is subject to changes in market interest rates.

For each one percent change in the rate of interest on the RCF, the change in annual interest expense would be $2 million. All interest charges are recorded in the consolidated statements of earnings (loss) as finance costs.

Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash equivalents, short-term investments, accounts receivable, unbilled revenue, net investment in finance lease, derivative financial instruments and EH Cryo project asset.

The Company manages its credit risk on cash and cash equivalents and short-term investments by investing in instruments issued by credit-worthy financial institutions and in short-term instruments issued by the federal government.

The Company has accounts receivable and unbilled revenue from clients engaged in various industries. These specific industries may be affected by economic factors that may impact accounts receivable. Credit quality of the customer is assessed based on an extensive credit rating scorecard and individual credit limits are defined in accordance with this assessment. Credit is extended based on an evaluation of the customer's financial condition and, generally, advance payment is not required. Outstanding customer receivables are regularly monitored and an allowance for doubtful accounts is established based on expected credit losses.

The Company evaluates the concentration of risk at December 31, 2024, with respect to trade receivables as low, as its customers are located in several jurisdictions and industries and operate in largely independent markets. At December 31, 2024, the Company had one customer that accounted for approximately 11 percent of total accounts receivable (December 31, 2023 – no individual customers that accounted for more than 10 percent of accounts receivable). At December 31, 2024 and 2023, the Company had no individual customers that accounted for more than 10 percent of its revenue. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets disclosed in this note. The Company does not hold collateral as security.

The credit risk associated with the net investment in finance leases arises from the possibility that the counterparties may default on their obligations. In order to minimize this risk, the Company enters into finance lease transactions only in select circumstances. Close contact is maintained with the customer over the duration of the lease to ensure visibility to issues as and if they arise.

The credit risk associated with derivative financial instruments arises from the possibility that the counterparties may default on their obligations. In order to minimize this risk, the Company enters into derivative transactions only with highly rated financial institutions.

Liquidity Risk

Liquidity risk is the risk that the Company may encounter difficulties in meeting obligations associated with financial liabilities. In managing liquidity risk, the Company has access to a significant portion of its Revolving Credit Facility for future drawings to meet the Company's requirements for investments in working capital and capital assets.

	December 31, 2024	
Cash and cash equivalents	$	92
RCF	800	
Less: Drawings on RCF	(191)	
Less: Letters of Credit[1]	(87)	522
Available for future drawings	$	614

[1] Represents the letters of credit that the Company has funded with the RCF. Additional letters of credit of $29 million are funded from the $70 million LC Facility. Refer to Note 17 "Long-Term Debt" for further details.

A liquidity analysis of the Company's financial instruments has been completed on a maturity basis. The following table outlines the cash flows, including interest associated with the maturity of the Company's financial liabilities, as at December 31, 2024:

	Less than 3 months	3 months to 1 year	Greater than 1 year	Total
Accounts payable and accrued liabilities	$ 413	$ -	$ -	$ 413
Long-term debt – Notes	-	-	563	563
Long-term debt – RCF	-	-	191	191

The Company expects that cash flows from operations in 2025, together with cash and cash equivalents on hand and the RCF, will be more than sufficient to fund its requirements for investments in working capital and capital assets.

Covenant Compliance

The Company continues to meet the covenant requirements of its funded debt, including the three-year secured RCF and Notes reflecting strong performance and cash flow generation; and Enerflex's focus of repaying debt and lowering finance costs. The senior secured net funded debt is comprised of the RCF.

The following table sets forth a summary of the covenant requirements and the Company's performance:

	Requirement	2024 Performance	2023 Performance
Senior secured net funded debt to EBITDA ratio[1] – Maximum	2.5x	0.2x	0.7x
Bank-adjusted net debt to EBITDA ratio[2] – Maximum	4.0x	1.5x	2.3x
Interest coverage ratio[3] – Minimum	2.5x	4.5x	4.2x

[1] Senior secured net funded debt to EBITDA is defined as borrowings under the RCF less cash and cash equivalents, divided by trailing 12-month EBITDA as defined by the Company's lenders.
[2] Bank-adjusted net debt to EBITDA is defined as borrowings under the RCF and Notes less cash and cash equivalents, divided by the trailing 12-month EBITDA as defined by the Company's lenders.
[3] Interest coverage ratio is calculated by dividing the trailing 12-month EBITDA, as defined by the Company's lenders, by interest expense over the same timeframe.

Note 28. Capital Disclosures

The capital structure of the Company consists of net debt plus shareholders' equity.

	December 31, 2024	December 31, 2023	January 1, 2023
Long-term debt	**$ 708**	$ 919	$ 1,027
Cash and cash equivalents	**(92)**	(95)	(187)
Net debt	**$ 616**	$ 824	$ 840
Total shareholders' equity	**1,049**	1,054	1,140
Total capital	**$ 1,665**	$ 1,878	$ 1,980

The Company manages its capital to ensure that entities in the Company will be able to continue to grow while maximizing the return to shareholders through the optimization of the debt and equity balances. The Company adjusts its capital structure in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, issue new Company shares, buy back Company shares, or access debt markets.

The Company remains focused on maintaining a strong financial position and to continue reducing its debt levels.

The Company formally reviews the capital structure on an annual basis and monitors it on an on-going basis. As part of this review, the cost of capital and the risks associated with each class of capital are considered.

Note 29. Supplemental Cash Flow Information

Changes in working capital and other during the period:

Years ended December 31,	**2024**	2023
Accounts receivable	**$ -**	$ (61)
Unbilled revenue	**(28)**	(6)
Inventories	**36**	(21)
Work-in-progress related to finance leases	**(35)**	31
EI assets – finance leases receivable	**52**	13
Income taxes receivable	**-**	5
Prepayments	**9**	(5)
Net assets held for sale	**2**	(2)
Long-term receivables	**-**	21
Accounts payable and accrued liabilities and provisions[1]	**(7)**	(21)
Income taxes payable	**23**	1
Deferred revenue	**74**	24
Other current liabilities	**(6)**	6
Foreign currency and other	**(14)**	28
Net change in working capital and other	**$ 106**	$ 13

[1] The change in accounts payable and accrued liabilities and provisions represents only the portion relating to operating activities.

Cash interest and cash taxes paid and received during the period:

Years ended December 31,	**2024**	2023
Interest paid – short- and long-term borrowings	**$ 87**	$ 106
Interest paid – lease liabilities	**4**	5
Total interest paid	**$ 91**	$ 111
Interest received	**4**	27
Taxes paid	**45**	41
Taxes received	**-**	1

Changes in liabilities arising from financing activities during the period:

Years ended December 31,		2024		2023
Long-term debt, opening balance	$	919	$	1,027
Net repayment of long-term debt		(233)		(122)
The effect of changes in foreign exchange rates		(1)		(1)
Amortization of deferred transaction costs		13		11
Accretion of Notes discount		12		8
Deferred transaction costs		(2)		(4)
Long-term debt, closing balance	$	708	$	919

Note 30. Guarantees, Commitments, and Contingencies

Guarantees

As of December 31, 2024, the Company had outstanding letters of credit of $116 million (December 31, 2023 – $140 million, January 1, 2023 – $129 million). Of the total outstanding letters of credit, $87 million (December 31, 2023 – $104 million, January 1, 2023 – $129 million) are funded from the RCF and $29 million (December 31, 2023 – $36 million, January 1, 2023 – nil) are funded from the $70 million LC Facility.

Commitments

The Company has purchase obligations over the next three years as follows:

2025	$	539
2026		5
2027		1

Legal Proceedings

In the fourth quarter of 2024, Enerflex terminated its contract for the EH Cryo project citing a continuing Force Majeure situation and circumstances that made it impossible for Enerflex to fulfill its contractual obligations. Enerflex's customer has commenced arbitration proceedings against the Company in connection with the EH Cryo project. Enerflex views its customer's claims as baseless and unsubstantiated and a wrongful attempt to circumvent the Company's rights under the contract. Enerflex is disputing the customer's claims and has brought a counterclaim against its customer to recover amounts owing following Enerflex's termination of the EH Cryo project contract. At December 31, 2024, the asset position associated with the EH Cryo project was $161 million.

The Company is involved in litigation and claims associated with normal operations against which certain provisions may be made in the Financial Statements.

Note 31. Related Party Transactions

(a) Key Management Compensation

Key management includes members of the Board and executive management. Remuneration of directors and executive management is determined by the Board having consideration of overall performance of individuals and market trends. Information on key management compensation is shown below:

Years ended December 31,		2024		2023
Salaries, Director fees and other short-term benefits	**$**	**5**	$	4
Post-employment compensation[1]		**1**		1
Share-based payments		**7**		6

[1] *Post-employment compensation represent the present value of future pension benefits earned during the year.*

(b) Other Related Party Transactions

Enerflex transacts with certain related parties in the normal course of business. Related parties include the Company's 45 percent equity investment in Roska DBO and the Company's 65 percent interest in a joint venture in Brazil.

All transactions occurring with related parties were in the normal course of business operations under the same terms and conditions as transactions with unrelated companies. During the year ended December 31, 2024, the Company recorded revenue of $2 million (December 31, 2023 – $2 million) from transactions with Roska DBO. There were no accounts receivables or purchases during the year ended December 31, 2024 (December 31, 2023 – nil). All related party transactions are settled in cash. There were no transactions with the joint venture in Brazil.

Note 32. Seasonality

The energy sector in Canada and in some parts of the USA has a distinct seasonal trend in activity levels which results from well-site access and drilling pattern adjustments to take advantage of weather conditions. Generally, the Company has experienced higher revenue in the fourth quarter of each year related to these seasonal trends. Revenue is also impacted by both the Company's and its customers' capital investment decisions. The LATAM and EH segments are not significantly impacted by seasonal variations, while certain parts of the USA can be impacted by seasonal trends depending on customer activity, demand, and location. Variations from these trends usually occur when hydrocarbon energy fundamentals are either improving or deteriorating.

Note 33. Segmented Information

The Company has identified three reporting segments for external reporting:

- NAM consists of operations in Canada and the USA.
- LATAM consists of operations in Argentina, Bolivia, Brazil, Colombia, Mexico, and Peru.
- EH consists of operations in the Middle East, Africa, Europe, Australia and Asia.

Each segment generates revenue from the EI, AMS and ES product lines.

The accounting policies of these reportable operating segments are the same as those described in Note 3 *"Summary of Material Accounting Policies"*.

For internal Management reporting, the Company's Chief Operating Decision Maker ("CODM") has identified four operating segments which include: Canada, USA, LATAM, and EH. Each of the operating segments are supported by the Corporate head office. Corporate overheads are allocated to the operating segments based on revenue. In assessing its reporting and operating segments, the Company considered geographic locations, economic characteristics, the nature of products and services provided, the nature of production processes, the types of customers for its products and services, and distribution methods used. These considerations also factored into the decision to combine Canada and the USA into one reporting segment. For each of the operating segments, the CODM reviews internal management reports on at least a quarterly basis. For the twelve months ended December 31, 2024, the Company had no individual customer which accounted for more that 10 percent of its revenue (December 31, 2023 – none).

During the second quarter of 2024, the CODM reassessed how it analyzes the gross margin for each of the Company's product lines, which resulted in the disaggregation of gross margin by product line and impacted operating income in the reporting segments for the year ended December 31, 2023. The impact to the reporting segments operating income for the year ended December 31, 2023, is a decrease of $1 million for NAM and an increase of $1 million for EH. Total consolidated gross margin and operating income remained unchanged.

The CODM also reassessed how it analyzes the total assets of each of the Company's reporting segments. The CODM relies on information about each of the reporting segments' "EI assets – operating leases" and "EI assets – finance leases receivable". Such information includes the operating effectiveness of these assets and the returns on the related operating and finance leases.

In order to provide relevant information, the Company reclassified intercompany loans to Corporate from the respective reporting segments to conform to the current year presentation. The impact on segment assets for December 31, 2023, is a decrease of $183 million for NAM; a decrease of $6 million for EH; an increase of $3 million for LATAM and an increase of $186 million for Corporate. The impact on segment assets for January 1, 2023, was an increase of $8 million and $3 million for EH and LATAM and a decrease of $11 million for Corporate.

The following tables provide certain financial information by the Company's reporting segments.

Revenue and Operating Income

	NAM		LATAM		EH		Total	
Years ended December 31,	**2024**	2023	**2024**	2023	**2024**	2023	**2024**	2023
Segment revenue	**$ 1,626**	$ 1,449	**$ 407**	$ 351	**$ 447**	$ 588	**$ 2,480**	$ 2,388
Intersegment revenue	**(62)**	(36)	**-**	(1)	**(4)**	(8)	**(66)**	(45)
Revenue	**$ 1,564**	$ 1,413	**$ 407**	$ 350	**$ 443**	$ 580	**$ 2,414**	$ 2,343
EI	**146**	127	**257**	248	**265**	201	**668**	576
AMS	**279**	286	**70**	57	**159**	140	**508**	483
ES	**1,139**	1,000	**80**	45	**19**	239	**1,238**	1,284
Revenue	**1,564**	1,413	**407**	350	**443**	580	**2,414**	2,343
EI	**76**	72	**182**	184	**199**	135	**457**	391
AMS	**231**	233	**51**	44	**125**	114	**407**	391
ES	**915**	840	**65**	37	**66**	227	**1,046**	1,104
COGS[1]	**1,222**	1,145	**298**	265	**390**	476	**1,910**	1,886
EI	**70**	55	**75**	64	**66**	66	**211**	185
AMS	**48**	53	**19**	13	**34**	26	**101**	92
ES	**224**	160	**15**	8	**(47)**	12	**192**	180
Gross Margin	**342**	268	**109**	85	**53**	104	**504**	457
SG&A[1]	**177**	144	**64**	53	**86**	96	**327**	293
FX loss (gain)	**(1)**	-	**5**	43	**-**	-	**4**	43
Operating income (loss)	**$ 166**	$ 124	**$ 40**	$ (11)	**$ (33)**	$ 8	**$ 173**	$ 121

[1] Depreciation and amortization for the reporting segments are recorded in COGS and SG&A. During the year-ended December 31, 2024 the amount of depreciation and amortization in NAM was $74 million (December 31, 2023 – $69 million); LATAM was $53 million (December 31, 2023 – $48 million); and EH was $58 million (December 31, 2023 – $81 million).

Segment Assets

	NAM		LATAM		EH		Total	
As at December 31,	**2024**	2023	**2024**	2023	**2024**	2023	**2024**	2023
EI assets – operating leases	**$ 286**	$ 298	**$ 185**	$ 209	**$ 242**	$ 357	**$ 713**	$ 864
EI assets – finance leases receivable	**-**	-	**-**	-	**238**	204	**238**	204
Goodwill[1]	**164**	167	**-**	-	**258**	266	**422**	433
Other segment assets	**586**	734	**316**	272	**309**	264	**1,211**	1,270
Corporate	**-**	-	**-**	-	**-**	-	**207**	187
Total segment assets	**$ 1,036**	$ 1,199	**$ 501**	$ 481	**$ 1,047**	$ 1,091	**$ 2,791**	$ 2,958

	NAM		LATAM		EH		Total	
	Dec 31, 2023	Jan 1, 2023	Dec 31, 2023	Jan 1, 2023	Dec 31, 2023	Jan 1, 2023	Dec 31, 2023	Jan 1, 2023
EI assets – operating leases	$ 298	$ 342	$ 209	$ 195	$ 357	$ 377	$ 864	$ 914
EI assets – finance leases receivable	-	-	-	26	204	191	204	217
Goodwill[1]	167	166	-	66	266	266	433	498
Other segment assets	734	841	272	395	264	52	1,270	1,288
Corporate	-	-	-	-	-	-	187	227
Total segment assets	$ 1,199	$ 1,349	$ 481	$ 682	$ 1,091	$ 886	$ 2,958	$ 3,144

[1] Total amount of goodwill in the Canada and USA operating segments at December 31, 2024, were $28 million and $136 million, respectively (December 31, 2023 – $31 million and $136 million, January 1, 2023 – $30 million and $136 million, respectively).

Note 34. Subsequent Events

Potential USA and Canada Tariffs

The Company continues to closely monitor geopolitical tensions across North America, including the potential application of tariffs as announced by the USA and Canada Governments subsequent to December 31, 2024. Enerflex's operations in the USA, Canada and Mexico are largely distinct in the customers and projects they serve, and given our diversified operations and proactive risk management, the Company has been working to mitigate the impact of potential tariffs. The timing and impact of the tariffs on the Company's financial results cannot currently be quantified.

Declaration of Dividends

Subsequent to December 31, 2024, Enerflex declared a quarterly dividend of CAD $0.0375 per share, payable on March 24, 2025, to shareholders of record on March 10, 2025. The Board will continue to evaluate dividend payments on a quarterly basis, based on the availability of cash flow, anticipated market conditions, and the general needs of the business.

Board of Directors

Kevin Reinhart
Board Chair
Alberta, CA

Fernando Assing [1]
Texas, USA

Joanne Cox [1,3]
Human Resources and Compensation Committee Chair
Alberta, CA

Ben Cherniavsky [2]
British Columbia, CA

James Gouin [2]
Ontario, CA

Mona Hale [2]
Audit Committee Chair
Alberta, CA

Marc Rossiter
President and Chief Executive Officer
Alberta, CA

Thomas B. Tyree Jr. [1,3]
Nominating and Corporate Governance Committee Chair
Colorado, USA

Juan Carlos Villegas [1,3]
Region Metropolitana, Chile

Executive Management

Marc Rossiter
President and Chief Executive Officer
Alberta, CA

Preet S. Dhindsa
SVP and Chief Financial Officer
Alberta, CA

David Izett
SVP and General Counsel
Alberta, CA

Mauricio Meineri
President, Latin America
Texas, USA

Robert Mitchell
SVP and Chief Administrative Officer
Texas, USA

Phil Pyle
President, Eastern Hemisphere
Abu Dhabi, UAE

Greg Stewart
President, USA Region
Texas, USA

Helmuth Witulski
President, Canada
Alberta, CA

---

1 Member of Human Resources and Compensation Committee
2 Member of Audit Committee
3 Member of Nominating and Corporate Governance Committee



Shareholder Information

Stock Exchange Listings

Toronto Stock Exchange
Trading Symbol: **EFX**

New York Stock Exchange
Trading Symbol: **EFXT**

Transfer Agent, Registrar, and Dividend-Disbursing Agent

TSX Trust Company
PO Box 700
Station B
Montreal, QC, CA H3A 2A6

North America: 1-800-387-0825
Outside North America: 1-416-682-3860
E-Mail: shareholderinquiries@tmx.com
Website: https://tsxtrust.com

Auditors

Ernst & Young LLP Chartered Professional Accountants
Alberta, CA

Investor Relations

Telephone: 1-403-387-6377
E-Mail: ir@enerflex.com
Website: enerflex.com



Enerflex

Enerflex Ltd.
Suite 904, 1331 Macleod Trail SE
Calgary, AB, Canada T2G 0K3
1-403-387-6377 | **enerflex.com**